
Corficolombiana
Nlt 890.300.653-6

Cali, April 24, 2008


08002213

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Corporacion Financiera Del Valle S A

Re.: Submission of Documents pursuant
~~Corporación Financiera Colombiana S.A.~~'s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. During the Board of Directors meeting held on April 23rd, Mr. Pedro Nel Ospina Santa Maria renounced to his position as CFC's President. Such renunciation shall become effective on May 15, 2008.

2. Decisions of the Board of Directors
   The Board of Directors appointed Mr. Carlos Eduardo Gomez Botero as Investment Vicepresident with legal representation. Mr. Botero shall take office from April 28, 2008.

3. Good Government Code
   Information to fill out of the "Country Code" best corporate practices survey.



Corficolombiana
Nit 890.300.653-6

Relevant Information
In order to meet provisions of Decree 3139 of 2006 on relevant information, the market receives directions to fill out and submit 2007 "Country Code" Best Corporate Practices Survey, that was conveyed by Mr. Fernan Bejarano Aras, CFC`s Legal Vicepresident and General Secretary who was responsable for the information and delivery of such survey.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Oscar Javier Cantor Holguin
Vicepresident



Corficolombiana
Nit 890.300.653-6

Cali, April 23, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant
Corporación Financiera Colombiana S.A.'s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish copy of **CFC Bi - Annual Report July - December 2007**, audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 067** of the General Assembly Meeting of Common Shareholders, to be held on March 05, 2008.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident



Corficolombiana
Nit 890.300.653-6

RIDER 2

Spanish and English version of the **Minute No. 067** of the General Assembly Meeting of Common Shareholders, to be held on March 05, 2008.

INFORME DE GESTIÓN
Y ESTADOS FINANCIEROS
Segundo Semestre 2007

INNOVAMOS EL MUNDO DE LOS NEGOCIOS CON INVESTIGACIÓN,
PARA QUE SUS INVERSIONES VUELEN CADA VEZ MÁS ALTO



Corficolombiana
SABEMOS INNOVAR SABEMOS INVERTIR



Informe de Gestión y Estados Financieros
Segundo Semestre 2007


Corficolombiana

SABEMOS INNOVAR, SABEMOS INVERTIR

Junta Directiva

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	Jose Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Ivan Villegas
Alejandro Figueroa Jaramillo	Juan Maria Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
Jose Hernan Rincón Gomez	Alvaro Jesús Velasquez Cock
Hernando José Gómez Restrepo	Santiago Madriñán De la Torre
Ricardo Obregón Trujillo	Rodrigo Llorente Martínez

Revisoría Fiscal

Nelsón Germán Segura Garzón
Deloitte & Touche Ltda.



Principales Ejecutivos de la Corporación
Segundo Semetre 2007

Pedro Nel Ospina Santa María
Presidente

Alfonso Rodríguez Azuero
Vicepresidente Ejecutivo

Fernán Ignacio Bejarano Arias
Vicepresidente Jurídico-Secretario General

Amalia Correa Young
Vicepresidente Sistemas y Operaciones

Daniel Humberto Gómez Martínez
Vicepresidente Banca Comercial

Martha Patricia Fandiño Arce
Vicepresidente Normalización de Activos

Oscar Javier Cantor Holguin
Vicepresidente Tesorería

Francisco José Lozano Gamba
Vicepresidente Portafolios de Inversión

Felipe Ayerbe Gómez
Vicepresidente Inversiones

Gustavo Antonio Ramírez Galindo
Vicepresidente Ejecutivo Banca de Inversión

Ana Catalina Villa Doutreligne
Vicepresidente Director Banca de Inversión



Contenido



INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2007. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ECONOMÍA COLOMBIANA 2007 Y PERSPECTIVAS 2008

Entorno Macroeconómico

Las cifras disponibles del DANE señalan que en los tres primeros trimestres del año la economía colombiana presentó una tasa de crecimiento de 7.3%, la más alta de los últimos 12 años. De acuerdo a las proyecciones de diversos analistas locales e internacionales (Latin American Consensus Forecast), el crecimiento del PIB en 2007 sería de 6.6% (Cuadro 1).

Cuadro 1. Proyecciones PIB
(Variación anual, %)

Entidad	2007
Bear Stearns	6.9
Credit Suisse	6.8
JP Morgan	6.8
Citigroup	6.7
Banco de Bogotá	6.7
ANIF	6.7
BBVA	6.7
Bancolombia	6.6
Corficolombiana	6.6
Fedesarrollo	6.4
Consenso analistas (diciembre 2007)	**6.6**

Fuente: Latin American Consensus Forecast (December 2007).

Por el lado de la oferta, continúa la gran dinámica del sector de la construcción, que después de crecer 14.6% en 2006, presentó un crecimiento acumulado de 12.2% durante los tres primeros trimestres de 2007 con respecto al mismo período del año anterior. La industria y el comercio también continúan con tasas de crecimiento superiores al

10%. Sin embargo, como se señala previamente, los indicadores adelantados de estos sectores muestran un cambio de tendencia en las tasas de crecimiento a partir del último trimestre de 2007. Por un lado, el Índice de Producción Industrial ha presentado una leve desaceleración desde finales de 2007 y, teniendo en cuenta los resultados de la Encuesta de Opinión Empresarial de Fedesarrollo, las perspectivas de la actividad industrial para el primer semestre de 2008 no son tan favorables. En segundo lugar, el Índice de Comercio al por Menor (ICPM) también presenta señales de desaceleración, más pronunciada que la de la industria. Después de crecer 13.6% anual en promedio durante 2006 y los dos primeros trimestres del año pasado, a partir de julio de 2007 su ritmo de crecimiento a caído y a octubre crecía cerca de 3.4% anual (Gráfico 1).

Gráfico 1
PIB grandes ramas 2006 y 2007
(Variación anual %)

■ *2007**
▢ *2006*



* Cifras al tercer trimestre de 2007.
Fuente: DANE, cálculos Corficolombiana.

Por el lado de la demanda la noticia positiva la dio la formación bruta de capital que presentó un crecimiento anual de 22.0% en los tres primeros trimestres del año pasado. Si bien este ritmo de crecimiento es menor al registrado durante 2006 (26.9%), la inversión aportó 5.3 puntos al crecimiento del PIB total durante los primeros tres trimestres de 2007, mientras que en 2006 había apor-

tado 5.6 putnos porcentuales al crecimiento. En cuanto al consumo, su contribución al crecimiento aumentó en los tres primeros trimestres de 2007 al pasar de 4.6 puntos en 2006 a 5.1 puntos en el período mencionado. No obstante, el déficit comercial continúa significando una filtración importante de la demanda, al restar 3.1 puntos al crecimiento del PIB. Es importante señalar que la dinámica de la inversión implica un mayor grado de sostenibilidad del proceso actual de expansión. Las estimaciones del Departamento de Investigaciones Económicas de Corficolombiana señalan que la economía deberá crecer 6.6% en 2007, tasa similar a la registrada en 2006 (Gráfico 2).

Gráfico 2
Contribución al crecimiento del PIB

■ *Balance comercial (exportaciones menos importaciones)*
■ *Consumo final interno*
Formación bruta de capital



Fuente: DANE, cálculos Corficolombiana.

El comportamiento del sector externo se ubica como uno de los aspectos críticos de la economía durante 2007 y la mayor vulnerabilidad en el corto plazo. Durante 2007, la dinámica del consumo interno y el fortalecimiento del peso generaron una aceleración en el ritmo de crecimiento de las importaciones. Según las cifras disponibles a octubre de 2007, las importaciones totales han crecido 26.6% en términos anuales, mientras que las exportaciones (acumuladas a septiembre) crecieron 18.1%. Así, en el período enero a septiembre de 2007 la balanza comercial del país presentó un déficit de 1,125 millones de

dólares (en 2006 se registró un déficit comercial de 143 millones de dólares). Este creciente déficit comercial se ha traducido en un déficit de la cuenta corriente que, según estimaciones del Departamento de Investigaciones Económicas de Corficolombiana, podría llegar a representar el 3.5% del PIB en 2007 (Gráfico 3).

Gráfico 3
Balance cuenta corriente
(Proyección 2007, CFC)



Fuente: Banco de la República, proyección Corficolombiana.

En cuanto al mercado laboral, a pesar del proceso de aceleración económica por el que atraviesa el país, la tasa de desempleo presentó un repunte durante la primera mitad de 2007. Después de alcanzar un nivel cercano al 10% al finalizar 2005, la tasa de desempleo ascendió a niveles alrededor del 12.5% durante 2006 y principios de 2007. Desde abril del año pasado, el promedio móvil (tres meses) de la tasa de desempleo ha caído y en noviembre de 2007 se ubicó nuevamente en el 10% (Gráfico 4).

De otra parte, la inflación sorprendió al cierre de 2007. Si bien en los cuatro primeros meses del año la inflación presentó un fuerte repunte (el IPC presentó una variación anual de 6.26% en abril), a partir de mayo se presentaron correcciones, guiadas por el comportamiento de los precios de los alimentos. De esta forma, el ritmo de crecimiento anual del IPC alcanzó a ubicarse por debajo del 5.0%. A pesar de la corrección registrada, en diciembre



Gráfico 4
Tasa de desempleo total nacional
(Promedio móvil 12 meses)



Fuente: DANE - ECH.

Gráfico 5
Índice de precios al consumidor total y sin alimentos
— *Total*
— *Sin alimentos*



Fuente: Cálculos Corficolombiana con base en datos del DANE.

los precios de los alimentos presentaron un comportamiento poco favorable. El IPC de este grupo creció 0.82% mensual y por lo tanto cerró el año con un crecimiento de 8.5%. Así, el IPC total creció 0.49% mensual en diciembre por lo que la inflación acumulada en 2007 alcanzó un nivel de 5.7%, 1.2 puntos porcentuales por encima del limite superior del rango meta establecido por el Banco de la República (Gráfico 5).

Como respuesta a las presiones inflacionarias, el Banco de la República ha incrementado la tasa de intervención en 350 puntos básicos desde abril de 2006, por lo que actualmente ésta se ubica en 9.5%.

En el mismo período, como consecuencia de este incremento, la DTF ha presentado un aumento de más de 300 puntos básicos, concentrado principalmente en la segundo mitad del año pasado (apoyado por la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero).

Como reflejo de la política monetaria contraccionista, la tasa de interés de crédito de consumo ha presentado una tendencia al alza desde abril del año pasado. Después de ubicarse en nivelesp cercanos al 19%, la tasa de consumo ha ascendido a niveles cercanos al 25%, limitando así

el crecimiento acelerado de los desembolsos de este tipo de crédito. En este sentido, el cambio en la postura monetaria del Banco de la República si ha tenido un impacto (aunque limitado) sobre la dinámica del crédito, al frenar el elevado ritmo de crecimiento de éste (Gráfico 6).

Gráfico 6
Desembolsos y tasa de interés de crédito de consumo
— *Tasa*
▭ *Desembolsos*



Fuente: Cálculos Corficolombiana con base en datos del Banco de la República.

Mercados financieros locales

En la segunda mitad de 2007 el comportamiento de los mercados locales estuvo estrechamente relacionado con el contexto internacional. El mayor deterioro del sector de la construcción en Estados Unidos y el desencadenamiento de los efectos de la crisis de los mercados crediticios de alto riesgo sobre los principales mercados financieros internacionales generaron una alta volatilidad en el comportamiento de los activos de economías emergentes. Como consecuencia de las perspectivas de recesión en Estados Unidos en la primera mitad de 2008 y de mayores recortes en la tasa objetivo de los fondos federales, los mercados locales cerraron 2007 con un comportamiento mixto. Mientras que la deuda corporativa se valorizó a lo largo del año (7% anual), la deuda pública sólo presentó una valorización de 0.9% (IDP de Corficolombiana). El mercado de renta variable fue el que más se vio afectado por la turbulencia financiera internacional de fin de año: el IGBC cerró el año con una desvalorización de 4.2%.

Finalmente, el peso continuó con la tendencia de apreciación, como consecuencia de las expectativas de un mayor diferencial de tasas de interés. Dadas las perspectivas económicas de Estados Unidos y la alta probabilidad de una tasa de interés de intervención en Estados Unidos para mediados de 2008 cerca de 200 puntos básicos por debajo de la tasa vigente a mediados de 2007, los agentes del mercado generaron una mayor oferta de dólares que se tradujo en caídas importantes en la cotización al cierre de 2007 (Gráfico 7).

En términos generales, el segundo semestre de 2007 no fue positivo para los mercados locales. Además de un contexto externo adverso, el panorama de inflación doméstica y las expectativas de incrementos en la tasa de intervención del Banco de la República limitó la valorización de los activos locales.

Sector Financiero

A pesar de los incrementos en las tasas de interés de la economía y de la turbulencia en los mercados financieros internacionales, el sistema financiero colombiano presen-

Gráfico 7
Comportamiento mercados locales - 2007





Fuente: BVC, Superintendencia Financiera y Corficolombiana.

tó un comportamiento positivo durante los tres primeros trimestres de 2007. Según las cifras oficiales, en dicho período el PIB de los establecimientos financieros creció 7.8% anual, tasa muy superior al crecimiento registrado durante 2006 (1.4%). No obstante, esta aceleración obedece en alguna medida al efecto estadístico generado por la contracción registrada en el segundo trimestre de 2006 (generada por la crisis de los TES de mayo de 2006), que implicó una tasa de crecimiento anual del sector cercana al 16% en el segundo trimestre de 2007.

Los resultados reportados por la Superintendencia Financiera a noviembre de 2007 confirman la sostenibilidad de la recuperación observada desde el segundo trimestre del año pasado. Según el comunicado emitido por la entidad, entre enero y noviembre las utilidades de todo el sistema llegaron a 9.4 billones de pesos, 1.4 billones más que en el mismo período de 2006. Finalmente, gracias a los sólidos fundamentos de la economía colombiana, los indicadores de rentabilidad del sistema no han presentado caídas abruptas ante la crisis de los mercados. Si bien los indicadores de rentabilidad a noviembre se ubican por debajo de los registrados en noviembre de 2006, éstos continúan reflejando la dinámica del sector. Mientras

que en noviembre de 2006 el ROA y el ROE para todo el sistema se ubicaron en 2.7% y 16.7%, respectivamente, en noviembre de 2007 descendieron a 2.4% y 16.0%.

Finalmente, la recomposición del activo del sistema financiero ha continuado en los últimos meses de 2007. Como consecuencia de la volatilidad de los mercados locales y el alza de las tasas de interés, las entidades financieras han reducido la participación de las inversiones en el activo total y han incrementado la participación de la cartera. Mientras que en enero de 2006 las inversiones representaban el 33% del activo total y la cartera el 48%, en octubre de 2007 la participación de las inversiones bajó a 19% y la de la cartera ascendió a 59% (Gráfico 8).

Gráfico 8
Composición del activo de los establecimientos financieros



■ Inversiones
■ Cartera
  Otros activos



Fuente: Superintendencia Financiera.

Perspectivas 2008

Las perspectivas económicas para 2008 se fundamentan en un panorama de desaceleración económica global. El Fondo Monetario Internacional estima una desaceleración generalizada del ritmo de crecimiento global, guiada en gran medida por los efectos de la crisis hipotecaria en Estados Unidos. Según el informe World Economic Outlook

(octubre 2007), la producción global deberá pasar de un crecimiento de 5.4% en 2006 a uno de 5.2% en 2007 y 4.8% en 2008. Este pronóstico de crecimiento para 2008 implica una revisión a la baja de 0.4 puntos porcentuales con respecto a la proyección publicada en la edición de julio de 2007. Sin embargo, la revisión a la baja más fuerte se presenta en la proyección de crecimiento del PIB de Estados Unidos, que pasó de 2.8% (edición de julio) a 1.9% (esperado para 2008).

Adicionalmente, el FMI espera un panorama diferente en cuanto a precios de los bienes primarios. Mientras que se proyecta que los precios de las manufacturas y el petróleo crezcan 2.8% y 9.5% durante 2008, respectivamente, los precios de los bienes primarios no energéticos presentarán una caída de 6.7%, después de haber crecido 17.0% en promedio durante el período 2004-2007.

Si bien se espera un menor ritmo de crecimiento de la actividad económica, la tasa de expansión estimada por Corficolombiana de 6.2% continúa superior al crecimiento promedio de las últimas dos décadas. La desaceleración estimada obedece principalmente a dos factores: en primer lugar, una tasa de interés real más alta durante el primer semestre del año. La demanda interna deberá reducir su ritmo de crecimiento, como consecuencia del menor crecimiento del crédito. En segundo lugar, se espera que la desaceleración de la actividad económica en Estados Unidos se profundice en el primer semestre del año, guiada por el continuo deterioro del mercado inmobiliario y el menor ritmo de crecimiento del consumo privado en dicho país (Gráfico 9).

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del segundo semestre de 2007 la Corporación registró un total de activos de $3,400,097 millones, donde el rubro más importante son las inversiones que registraron un saldo de $2,679,552 y representan el 78.81% del total del activo.

El total de pasivos a diciembre de 2007 fue de $1,606,878 millones donde los renglones más destacados son los de-

Gráfico 9
PIB según demanda 2007 y 2008
(Variación anual %)

■ *2008*
▭ *2007*



Fuente: Proyecciones Corficolombiana.

pósitos en cdt´s y cuentas de ahorro que registraron un valor de $962,226 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $544,617 millones.

El patrimonio de la Corporación a diciembre de 2007 fue de $1,793,219 millones, ubicándose en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del año 2007 fue de 51.11%, superior al indicador registrado a junio de 2007 que fue de 48.64%.

Pérdidas y Ganancias

La Corporación registró a cierre del segundo semestre de 2007 una utilidad neta de $100,399 millones, para una utilidad de $205,662 millones en el año.

Fecha	Utilidad neta
Junio de 2006	114,547
Diciembre de 2006	558,278
Junio de 2007	105,263
Diciembre de 2007	100,399

Cifras en millones de pesos.

Durante el segundo semestre de 2007 el negocio de inversiones fue el principal generador de ingresos a través del rubro de dividendos y otros ingresos provenientes de operaciones relacionadas; los negocios de tesorería y banca de inversión son otro rubro importante del estado de resultados, aunque en menor proporción. La venta de bienes recibidos en pago y activos fijos continúa generando ingresos importantes para la Corporación.

En el periodo julio-diciembre de 2007 el resultado operacional neto registró un valor de $54,429 millones, para un acumulado de $130,826 millones en el año.

Fecha	Resultado operacional neto
Junio de 2006	107,382
Diciembre de 2006	548,275
Junio de 2007	76,397
Diciembre de 2007	54,429

Cifras en millones de pesos.

En el negocio de inversiones de capital se recibieron en el segundo semestre dividendos por $64,909 millones, la valoración de inversiones negociables generó ingresos por $9,866 millones y se registraron ingresos de comisiones por $2,145 millones. El 26 de diciembre se llevó a cabo la fusión con la empresa de Proyectos de Energía S.A. (PESA), con la cual ingresaron a la Corporación activos por valor $176,155 millones representados principalmente en la inversión en acciones de la Empresa de Energía de Bogotá por valor de $134,494 millones y cuentas por cobrar por $38,365 millones a cargo ISA, producto de la venta de la subestación de Betania que se efectuó en el mes de diciembre; los pasivos recibidos en la fusión ascendieron a $938 millones, el balance total de la operación de fusión generó una utilidad neta de $12,686.6 millones.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $51,862 millones de ingresos netos durante el segundo semestre de 2007, al año el valor el negocio tuvo un aporte total de $91,878 millones.



El negocio de banca de inversión participó en el resultado operacional neto con comisiones por $6,314 en el segundo semestre para un acumulado de ingresos de $10,577 millones en el año 2007.

Otro rubro importante en los ingresos de la Corporación fue la venta de bienes recibidos en pago y de activos fijos que en el segundo semestre generó ingresos netos de $12,500 millones, en el año acumulado este rubro registró más $30,000 millones de ingresos para la Corporación.

ACTIVIDAD COMERCIAL

Mercadeo

Con el propósito de fortalecer el desarrollo de sinergias comerciales entre la corporación y sus filiales financieras, en el segundo semestre de 2007 se rediseñó la estructura del área de mercadeo, para direccionarla como soporte estratégico en el desarrollo de nuevos productos e integración comercial para todas las compañías. Lo anterior sumado al trabajo de alineación estratégica realizado con las filiales, permitirá fortalecer y profundizar las relaciones comerciales con nuestros clientes, a través de una oferta de productos y servicios integral con valor agregado.

Para dar continuidad al trabajo desarrollado en la adopción de la nueva imagen, se trabajó en el diseño del concepto y de las piezas publicitarias para la campaña de 2008, el cual se orientó a consolidar nuestro posicionamiento como entidad innovadora en el área de diseño, creación, administración y distribución de portafolios de inversión.

Con el objetivo de dar mayor funcionalidad y dotar a nuestro portal de Internet de nuevas herramientas tecnológicas se concluyó el diseño de su plan de actualización, el cual debe ejecutarse en el primer semestre del año 2008.

Banca Privada

La labor desarrollada en el primer semestre en la colocación de acciones de AVAL e ISAGEN, sirvió como soporte para participar activamente en la presentación de nuevas alternativas de inversión para nuestros clientes. Conjuntamente con nuestra filial Casa de Bolsa y con la unidad de banca de inversión, se realizó, con una excelente acogida, la comercialización de las emisiones de acciones de ECOPETROL e ISA.

En el empeño de brindar opciones de inversión novedosas, ajustadas a los perfiles de riesgo y rentabilidad de nuestros clientes, de manera conjunta con nuestra filial Fiduciaria Corficolombiana y con el banco corresponsal Societe General, se realizó la estructuración, distribución y colocación de la primera nota estructurada para el segmento de banca privada, esta gestión concluyó en el mes de noviembre con resultados altamente satisfactorios para las partes involucradas. Este es el inicio de un nuevo camino en la decisión de ofrecer a nuestros clientes un amplio portafolio de posibilidades inversión para sus patrimonios.

El trabajo realizado con la filial de Casa de Bolsa, fue especialmente productivo, durante el segundo semestre de 2007 se generaron comisiones por valor de $584 millones, superior en 157% al valor generado en el primer semestre; el valor de comisiones acumuladas en el año ascendió a $957 millones, lo que representa un incremento de 93% frente a las comisiones ejecutadas en el año 2006.

La consecución de depósitos para la Corporación y las filiales estuvo enmarcada en un entorno de alza en las tasas de interés. En el caso especial de la Corporación implicó un estricto trabajo en el control de los costos de captación, la labor realizada permitió mantener depósitos en promedio por $315,000 millones, con un costo inferior en más de 80 puntos básicos, comparado con el generado en el mercado institucional.

La consecución de depósitos para las filiales fue altamente positiva, con un crecimiento de 8 % en el segundo semestre de 2007, discriminados en depósitos para la compañía de Leasing, con un saldo a cierre del año de $224.000 millones, que representa un crecimiento anual de 31.4%.

Los depósitos canalizados hacia los fondos administrados por la Fiduciaria presentaron una recuperación, obteniendo como resultado un saldo final de $73.000 millones que representa un crecimiento de 40% en el segundo semestre y 31.24% en el año.

El año 2008 permitirá la consolidación de la unidad de Banca Privada que se ha convertido rápidamente en el canal de distribución de productos especializados y novedosos para el segmento de personas naturales de altos ingresos.

MESA DE DINERO

El comportamiento económico del año generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 8° lugar dentro del ranking general a diciembre de 2007, con una participación del 5.44% del mercado primario y del 11.33% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los clientes internacionales que están operando en el mercado Colombiano. Al cierre del año 2007, nuestro portafolio de derivados Peso / Dólar ascendía a un valor de USD$1,686 millones, que significa un aumento del 38.2%, comparado con diciembre de 2006. La participación de la Corporación en este mercado durante el año de 2007 fué del 6.62%. En el año 2007, la participación de la Corporación en el mercado Spot Peso/Dólar fue del 15.81%, manteniéndose como la institución líder en el mercado colombiano. Es importante anotar que debido a las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, el mercado de derivados de Peso / Dólar se está desarrollando significativamente fuera del país, sin embargo la Corporación logró incrementar ligeramente su participación.

Asimismo la Corporación incursionó con éxito en mercados internacionales haciendo operaciones de trading en bonos del tesoro americano y también en otras monedas latinoamericanas como Real / Dólar y recientemente Peso Mexicano / Dólar; las expectativas de generación de ingresos lucen promisorias, compartiendo la experticia desarrollada en los mercados locales; así como aprovechar oportunidades de valor relativo, en las monedas latinoamericanas que tienen correlación con la moneda doméstica.

A diciembre 31 de 2007, el portafolio de inversiones de renta fija de la Corporación ascendió a $1,048,481 millones, manteniendo su nivel frente al cierre de diciembre de 2006. Especialmente en el segundo semestre se tomaron posiciones, en su mayoría, indexadas a la DTF.

Para el año 2008, la Corporación continuará la exploración de otros mercados, fundamentalmente en derivados, mercado que tiene potencial de crecimiento buscando la manera más eficiente de invertir los excedentes de liquidez de la Entidad y maximizar sus utilidades.

INVERSIONES DE CAPITAL

El portafolio de renta variable de la Corporación está compuesto por inversiones en diversos sectores de la economía. Se destaca el enfoque del portafolio en el sector de Infraestructura (Gas, Energía, Concesiones Carreteras, Aeroportuarias y de Tratamiento de Agua, y Combustibles), el cual es un sector estratégico para la Corporación y en el que se pretende seguir invirtiendo dado su flujo estable de dividendos y bajos periodos de retorno.

El segundo semestre del año 2007 continuó favoreciendo en términos de crecimiento a los sectores en los cuales la Corporación tiene sus principales inversiones. Con cifras hasta el tercer trimestre se observa un crecimiento acumulado del PIB total de 7.35%, y es preciso resaltar que el sector de "Transporte y Comunicación" encabeza las tasas de crecimiento en el tercer trimestre con 10.90% de incremento. Si bien se observan señales de desaceleración en importantes rubros de la economía tales como "Cons-


trucción" y "Servicios Financieros", el portafolio diversificado de Corficolombiana sigue redituando crecimiento balanceado y flujo de dividendos estable (Gráfico 10).

Gráfico 10
Composición del portafolio de renta variable por sectores. A valor en libros diciembre de 2007
(100% = $1.9 billones)



Fuente: Corficolombiana.

La valoración contable del portafolio consolidado de la Corporación al 31 de diciembre de 2007 (incluyendo provisiones y valorizaciones / desvalorizaciones) alcanzó la suma de $1,873 billones de pesos, comparado al agregado de $1,539 billones al 30 de junio del 2007. El incremento en el valor del portafolio obedece en gran medida a la valoración de nuestra inversión en Promigas, cuyo precio en Bolsa aumentó 58.6% en el semestre. Dentro de las otras inversiones que cotizan en bolsa, el segundo semestre de 2007 enmarcó alzas en las acciones de Mineros (22.9%), Gas Natural (11.7%) y Banco de Occidente (8.0%). En el mismo periodo se depreciaron las acciones de Tablemac (-1.0%), si bien en el año mostraron un crecimiento de 49.3%. Las acciones de Adecaña, Eternit, Ingenio La Cabaña y Textiles Espinal no presentan variación en el periodo de comparación. En suma, se puede concluir que a lo largo de 2007 la porción del portafolio de Corficolombiana que cotiza en Bolsa se comportó favorablemente, mostrando una valorización superior al 30% comparado a una caída de 4.2% observada en el IGBC.

Corficolombiana cerró el segundo semestre de 2007 registrando ingresos por dividendos generados por las compañías del portafolio por $64,909 millones, 4.2% por encima a los del segundo semestre del 2006.

Nuestras concesiones viales PISA (Proyectos de Infraestructura S.A.) y Coviandes/Epiandes observaron excelentes resultados operativos durante el ejercicio enero-junio 2007 impulsados por alto crecimiento en el tráfico vehicular, lo cual se tradujo en dividendos superiores a los pronosticados para el segundo semestre. De igual forma, nuestras compañías de servicios financieros especializados, tanto de leasing como de servicios fiduciarios, se han visto favorecidas por el dinamismo del mercado durante el 2007.

Las compañías líderes en generación de ingresos son, por orden, PISA, Promigás, Coviandes/Epiandes, la Empresa Energía de Bogotá, Leasing Corficolombiana, y Hoteles Estelar, recordando que una importante porción de los dividendos distribuidos por la EEB se registraron indirectamente hasta el 2007 mediante otros ingresos generados por Proyectos de Energía S.A. (Cuadro 2).

En el segundo semestre de 2007 se efectuaron importantes transacciones encaminadas a consolidar más el portafolio de la Corporación. Se destaca la fusión de Proyectos de Energía S.A. con Corficolombiana concluida en Diciembre 2007, la cual otorgó propiedad directa a Corficolombiana de las acciones de la Empresa Energía de Bogotá S.A. E.S.P. En conjunción a esta operación se concluyó el proceso de venta de la Subestación Eléctrica de Betania, que representó un ingreso extraordinario para PESA previo a la fusión.

Por otro lado, en el semestre concluyeron los procesos de venta de las participaciones (entre paréntesis) de la Corporación en Colmotores S.A. (0.12%) e IBC Solutions (37.50%). Adicionalmente, se dieron de baja mediante liquidación las inversiones en General de Inversiones S.A. (empresa holding que llevaba varios años inactiva), Estudios y Desarrollos de Infraestructura S.A. (consorcio cuyo objeto único quedó extinguido) y Promotora Inmobiliaria la Esperanza S.A. (cuyo objeto quedó extinguido tras la venta del lote que rentaba a la empresa Figoríficos Colombianos S.A.).

Cuadro 2. Ingresos operacionales inversiones de renta variable

Ingresos Vicepresidencia Inversiones	2006	2007	Primer semestre 2007	Segundo semestre 2007
Dividendos[1]	143,172	136,786	71,877	64,909
Valoración[2,3]	535,224	3,824	(6,042)	9,866
Utilidad en venta de acciones	25,128	10,458	(163)	10,621
Comisiones	14,358	4,392	2,247	2,145
Diferencia en cambio[4]	(54)	10,591	10,591	-
Total inversiones	**717,828**	**166,051**	**78,509**	**87,541**

[1] Para 2006 se incluye dividendos extraordinarios de Concecol por $28,000 millones por venta de acciones de Corfivalle en 2005.
[2] Para 2006 icluye $540,491 millones de valorización por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre.
[3] La valoración de inversiones en acciones negociables de alta y media bursatilidad aumenta en el segundo semestre de 2007 por incrementos en los precios de mercado de algunas participaciones accionarias de la Corporación.
[4] La generación de ingresos por Diferencia en cambio y Otros (ingreso por intereses) están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

PORTAFOLIOS DE INVERSION

Durante el segundo semestre del año 2007, la Corporación, a través de la Vicepresidencia de Portafolios de Inversión ha continuado la estructuración y puesta en marcha de Fondos de Capital Privado (FCP), enfocándose principalmente en las iniciativas de un FCP en Infraestructura y otro en el sector inmobiliario, así como también en apoyo a Fiduciaria Corficolombiana en las estructuración de iniciativas alrededor de este tipo de vehículos.

Respecto al tema de la estructuración y puesta en marcha de Fondos de Capital Privado, a continuación se detallan hechos relevantes que durante el segundo semestre de 2007 se han tenido con miras al lanzamiento durante el 2008 de los fondos detallados anteriormente:

FCP en Infraestructura

En lo referente a diseño del marco legal del Fondo, durante el según semestre de 2007 se desarrollo, en conjunto con Holguín Neira & Pombo, la elaboración del contrato de adhesión al Fondo, el cual, es básicamente el documento marco que regirá las relaciones y actuaciones entre administradores y suscriptores del Fondo.

Adicionalmente, se iniciaron también las labores de levantamiento del flujo de posibles inversiones para el Fondo pensando en la búsqueda de opciones de inversión en Colombia, Chile, Perú y Centroamérica, dando como resultado las primeras participaciones de la Corporación con miras a acceso a inversiones para el Fondo, como son:

* *Privatización Electrificadoras:* Corficolombiana, en conjunto con un Operador idóneo en el sector entró a participar en el proceso de privatización de cinco electrificadoras colombianas (Cundinamarca, Meta, Santander, Norte de Santander y Boyacá).

  Actualmente, el proceso se encuentra suspendido y se está en espera de su reanudación por parte del Gobierno.

* *Licitación Aeropuertos de Occidente:* A su vez, Corficolombiana, en asocio con AENA Internacional, presentó oferta a través Promesa de Sociedad Futura, dentro del marco de la Licitación No. 7000132 - OL de 2007 de la Aeronáutica Civil y el Aeropuerto Olaya Herrera, para la administración, operación, explotación comercial, adecuación, modernización y mantenimiento de los aeropuertos de Medellín, Rionegro, Quibdo, Montería, Carepa y Corozal.

  La adecuación y modernización requerida por los concedentes incluía entre otras, actuaciones sobre pistas, terminales nacionales e internacionales y equipamien-



to aeroportuario y de seguridad aeroportuaria, con una inversión estimada por el estructurador de 0.3 billones de pesos.

El proceso para presentar ofertas fue aplazado del pasado 17 de diciembre de 2007 al 17 de enero de 2008, esperado estudio de las mismas y adjudicación para el 28 de febrero de 2008.

FCP Inmobiliario

Durante el segundo semestre de 2007, respecto al FCP Inmobiliario, se adelantaron labores tendientes a estructurar el esquema de negocio que ofrecerá el Fondo a sus inversionistas, principalmente enfocando dichos esfuerzos en la construcción de un flujo de oportunidades de inversión en activos inmobiliarios (exceptuando vivienda) de importante envergadura y alto potencial de valor agregado.

En general los activos inmobiliarios objetivo se dividirán en dos: i) Inmuebles ya existentes para negocio de arrendamiento y venta y ii) desarrollo de proyectos en los cuales el Fondo participará en los procesos de planeación, diseño, construcción y comercialización.

BANCA DE INVERSION

2007 se caracterizó por el auge de la emisión de acciones. En este producto, la banca de Inversión de la Corporación se destacó por haber realizado de manera exitosa las colocaciones de Grupo Aval e ISA.

Así mismo, durante el año, se consolidó la estrategia de ampliar el mercado del negocio a las regiones donde la Corporación tiene presencia, de tal modo que éstas llegaron a aportar la tercera parte de los ingresos del área.

El mercado de bonos estuvo deprimido durante el año, debido a la iliquidez generalizada de los títulos de renta fija y a las limitaciones regulatorias para su transabilidad. Sin embargo, en este ambiente desfavorable la Corporación logró colocar de manera exitosa bonos de nuevos emisores como GMAC y Alquería.

En total, durante el 2007 la banca de inversión movilizó recursos por $1.614.519 millones de pesos.

Los principales negocios ejecutados durante el segundo semestre de 2007 fueron los siguientes:

- **Estructuración y Colocación de Títulos en el Mercado de Capitales**. Se estructuraron las siguientes emisiones: Emisión de Acciones de ISA por $399.045 millones, emisión de bonos ordinarios de Alquería por $35.200 millones y emisión de bonos ordinarios de GMAC por $79.634 millones.

- **Créditos Sindicados**. Se estructuró y distribuyó un sindicado para Credivalores por $93 mil millones.

- **Fusiones y Adquisiciones**. En el segundo semestre del año 2007 se realizó la valoración y enajenación de Ruitoque S.A. E.S.P. por un valor de $ 6.500 millones de pesos.

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de mercados y análisis de acciones.

Se destaca a su vez, que Corficolombiana quedó en el cuarto puesto en el año en la encuesta mensual de "expectativas de inflación y tasa de cambio 2007" del Banco de la República.

GERENCIA DE INMUEBLES

Durante el segundo semestre del año 2007 se lograron ventas de inmuebles por valor de $20,541 millones, representados en Bienes recibidos en pago durante periodos anteriores, bienes saneados, activos fijos no utilizados en la operación e inmuebles en fideicomisos de inversión.

Las ventas, representadas principalmente en lotes, oficinas y locales, dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $12,535 millones y el saldo de las daciones en pago disminuyó de $51,569 millones en Junio 30 de 2007 a $45,986 millones en Diciembre 31 de 2007.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval - Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

Durante el año 2007 (incluyendo primer y segundo semestres) las ventas de inmuebles ascendieron a $50,952 millones incluyendo los Bienes Recibidos en Pago, Inmuebles Saneados, inmuebles en Fideicomisos de inversión y Activos Fijos no utilizados en la operación. Estas ventas dejaron un impacto positivo en el Estado de Pérdidas y Ganancias por valor de $31,189 millones.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el 2007 fueron destacables, la utilidad neta para el ejercicio 2007 fue de $7,001 millones, lo cual muestra un retorno patrimonial para sus accionistas del 23.3%. Los ingresos por comisiones y honorarios en el año 2007 arrojaron un valor de $20,450 millones, con un importante crecimiento de 16.2% frente a los ingresos del año 2006.

El valor de activos administrados de $4.6 billones al cierre del 2007 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del año 2007 se situó en $30,114 millones mostrando un crecimiento del 13% frente a diciembre de 2006 cuando el patrimonio alcanzó un valor de $26,582 millones. El pasivo total ascendió a $6,491 millones y el activo a $36,606 millones, cifra que incluye $27,629 millones del portafolio propio de la Fiduciaria.

Durante el 2008 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana. Adicionalmente

el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria será el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

La compañía, registró al cierre del año 2007 un incremento del 8,4% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $489,438 millones en diciembre de 2006 a $530,313 millones al terminar el 2007.

Las utilidades de la entidad cerraron en $12,373 millones, arrojando una disminución del 6.6% frente al resultado obtenido al finalizar el año 2006, que fue de $13,251 millones, los resultados del año se vieron afectados por la provisión diferida originada en la implementación del Modelo de Referencia Crediticia que fue de $2,925 millones.

El patrimonio cerró en $58,030 millones lo que representa un incremento del 14% con respecto a los $50,738 millones registrados al cierre de 2006 y el indicador de solvencia cerró en 11.07%, frente al mínimo legal requerido del 9%, en la asamblea de agosto de 2007 se aprobó la capitalización de la compañía por $5,246 millones mediante la distribución de dividendos en acciones sobre las utilidades del primer semestre del año.

Casa de Bolsa

Durante el segundo semestre de 2007, Casa de Bolsa presentó un incremento en el número de operaciones realizadas a través de la BVC del 86.9%. La firma participó en 3 procesos de emisión masiva de acciones de las empresas, Isagen, Ecopetrol e Isa que se dieron en el mercado bursátil colombiano durante este segundo semestre.

Las utilidades del segundo semestre 2007 crecieron en un 652.2% frente a las obtenidas en el primer semestre de 2007 al pasar de $505.97 millones a $3,805.74 millones, este comportamiento es explicado principalmente por la valorización de las acciones de la BVC. Adicionalmente el resultado neto del año fue superior en 183.2% frente al



cierre de 2006, a diciembre de 2007 registró una utilidad operativa de $3,883.86 millones.

A cierre de 2007 los activos de la empresa sumaron $20,495.42 millones, presentando un crecimiento de 158.9% frente al cierre del primer semestre de 2007 y de 146.93% frente al cierre del año anterior. El patrimonio presentó un crecimiento de 52.68% en el semestre y de 54.03% en el año registrando a diciembre de 2007 un saldo de $11,480.17 millones, este incremento es el resultado de la capitalización de utilidades y de los resultados generados en el semestre.

Banco Corfivalle (Panamá)

Al cierre del año 2007 el Banco Corfivalle (Panamá) registró un total de activos de USD$32,.727,242, donde rubro más importante es el de las inversiones que representan el 93.72% del total de activos. A diciembre de 2007 el saldo de los pasivos fue de USD$26,504,274, los depósitos del público representan el 94.90% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD$6,222,968 cierre de 2007. Las utilidades generadas por la entidad en el año 2007 alcanzaron los USD$182,154, el ingresos más importante corresponde a los intereses generados por las inversiones de renta fija.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas;.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de pro-

ducto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

CORFICOLOMBIANA ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2007 son:

* Se continuó con la aplicación de la metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte diciembre 31 se cumplieron los pasos de identificación, medición y control de riesgos.

* Dando continuidad al proceso de capacitación institucional fueron capacitados los Oficiales de Riesgo Operacional de cada área, funcionarios encargados del registro de los eventos de riesgo operacional en el aplicativo desarrollado para este propósito. Con relación al proyecto de capacitación virtual se realizaron dos ciclos de prueba del producto, se espera contar con esta herramienta en producción a partir del mes de Febrero de 2008.

* Con relación a la base de datos de riesgo operacional, a partir del mes de agosto se inicio la captura de los eventos de riesgo operacional. A Diciembre 31 la base de datos contaba con 56 registros.

* Con relación al Plan de Continuidad de Negocio se contó con el acompañamiento de DELIMA MARSH para el desarrollo de este proyecto. A Diciembre 31, se cumplieron las fases de: Análisis de Impacto al Negocio, Definición de Estrategias y Construcción de Planes por área. Para el primer semestre de 2008, se espera desarrollar las tareas preventivas identificadas y ejecutar las pruebas que permitan asegurar la viabilidad de su implementación en caso de un evento de alto impacto.

Finalmente, la Superintendencia Financiera expidió la resolución 1865 de Octubre 17 de 2007 por medio de la cual se incluyen cuentas para registrar el Riesgo Operativo en los planes únicos de cuentas (PUC). El propósito: que las entidades vigiladas registren contablemente en estas cuentas aquellos eventos de riesgo operacional que tuvieron impacto en PYG. La resolución tiene vigencia a partir de enero de 2008 y para asegurar su implementación sin mayores traumas, la Superintendencia diseño plan de pruebas el cual fue ejecutado con éxito durante el mes de diciembre.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para

evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la circular Externa 22 del 19 de abril de 2007, y modificó de esta manera el Sistema Integral de Prevención de Lavado de Activos SIPLA. Por tal motivo, la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 31 de diciembre de 2007, Corficolombiana contaba con una planta de 326 personas, que representa un incremento del 1.88% con respecto a los 320 empleados que iniciaron el año. El año 2007 fue muy importante para la consolidación y desarrollo de la Corporación.

Durante el año las acciones desarrolladas dentro de la gestión de la entidad, estuvieron orientadas al fortalecimiento estratégico de los negocios, a la mejora en los procesos y sistemas de gestión, la modernización de la plataforma tecnológica y física y la consolidación de una cultura de administración del riesgo entre otros.

Igualmente, se incrementaron las sinergias entre las distintas áreas de la Corporación y las Filiales Financieras, uniendo esfuerzos y conocimientos para multiplicar las oportunidades comerciales.

AVANCES TECNOLÓGICOS

Durante en el segundo semestre del 2007 el área de sistemas continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria de la Corporación tales como:

- Elaboración del plan de Recuperación de Desastres de Tecnología informática (DRP).

- Instalación y configuración del proyecto de actualización de equipos centrales de cómputo como implementación de los requerimientos de riesgo operacional.

- Unificación de la infraestructura de comunicaciones a nivel nacional, optimizando la conexión entre las regionales, las oficinas y la Dirección General de la Corporación y sus filiales financieras.

- Integración del plan estratégico de Inteligencia de negocios con la estrategia Corporativa de BPM y con los proyectos de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT)

- Rediseño del proyecto de cliente único para Corficolombiana y filiales financieras.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones el día 18 de julio y 5 de diciembre de 2007, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

* Estados financieros a octubre de 2007.

* La cartera por calificación a octubre de 2007.

* El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación no sea utilizada como instrumento para la realización de actividades ilícitas.

* Supervisó las funciones y actividades de Contraloría en aspectos tales como:

  * Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.

  * Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.

  * Estadísticas de seguimiento y control con base en la planeación.

* Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.

* Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.

* Se analizaron y evaluaron las actas del Comité de ALCO.

* En el Comité de 18 de julio y 5 de diciembre de 2007, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

* Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.

* Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.

* Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.

* Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.

* Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.

* Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité


Corficolombiana

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implementados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló durante el segundo semestre del año las actividades incluidas en el cronograma de implementación de los cambios necesarios en el sistema de prevención para cumplir las disposiciones de la Superintendencia.

En efecto, en diciembre de 2007 se aprobaron modificaciones al Código de Ética y al Manual del Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el segundo semestre del 2007 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se aprobó el Plan Anual de Cumplimiento 2007, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a través de los informes a la Junta Directiva

por parte del Oficial de Cumplimiento que establece la normatividad vigente.

Adicional a las labores de monitoreo del conocimiento de los clientes y de sus operaciones con la Corporación, conocimiento de los segmentos de mercado atendidos, de las transacciones, de la capacitación al personal y de la colaboración con las autoridades, durante el periodo mencionado se adelantaron actividades del Proyecto Cliente Único mediante el cual la Corporación está implementando mecanismos de control, seguimiento y gestión de la información de los clientes mediante la integración de las bases de datos de los diferentes negocios.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero del Ministerio de Hacienda.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del año 2007 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

Medidas para la eficiencia y la transparencia en la ley 80

Congreso de la República. Ley 1150 del 16 de julio de 2007 "Por medio de la cual se introducen medidas para la eficiencia y la transparencia en la ley 80 de 1993 y se dictan otras disposiciones generales sobre la contratación con recursos públicos".

Dentro de los aspectos de mayor interés para el sector señalamos los siguientes:

* Establece una modificación al parágrafo del artículo 32 de la ley 80 de 1993, indicando que los Establecimientos de Crédito, las compañías de seguros, y las demás entidades financieras de carácter estatal, no estarán sujetas a las disposiciones del Estatuto General de Contratación de la Administración Pública y, se regirán por las disposiciones legales y reglamentarias aplicables a dichas actividades. No obstante, en su actividad contractual se someterán a lo dispuesto en el artículo 13 que se refiere a los principios generales de la actividad contractual para entidades no sometidas al Estatuto General de Contratación de la Administración Pública, acorde con su régimen legal especial, los principios de la función administrativa y de la gestión fiscal de que tratan los artículos 209 y 267 de la Constitución Política, respectivamente según sea el caso y estarán sometidas al régimen de inhabilidades e incompatibilidades previsto legalmente para la contratación estatal.

* En cuanto se refiere a la inversión en fondos comunes ordinarios, adiciona el numeral 5° del artículo 32 de la Ley 80 de 1993, con un inciso que establece que la selección de las sociedades fiduciarias a contratar, sea pública o privada, se hará con rigurosa observancia del procedimiento de licitación o concurso previsto en la ley. No obstante, en cuanto se refiere a los excedentes de tesorería de las entidades estatales, indica que se podrán invertir directamente en fondos comunes ordinarios administrados por sociedades fiduciarias, sin necesidad de acudir a un proceso de licitación pública.

* Señala que el Fondo Financiero de Proyectos de Desarrollo, FONADE se regirá por las normas del Estatuto General de Contratación de la administración Pública contenido en la ley 80 de 1993 y en las demás normas que lo modifiquen, deroguen o adicionen.

Oficinas de representación de instituciones financieras, reaseguradoras y del mercado de valores del exterior

Ministerio de Hacienda y Crédito Público. Decreto 2558 del 6 de julio de 2007 "Por el cual se expide el régimen de oficinas de representación de instituciones financieras, reaseguradoras y del mercado de valores del exterior y se dictan otras disposiciones".

Dentro de los aspectos que regula el Decreto, se encuentran, entre otros, los siguientes:

* Régimen de apertura de instituciones financieras del exterior, de instituciones reaseguradotas del exterior y de instituciones del mercado de valores del exterior.

* Excepciones al régimen de apertura .

* Requisitos para el establecimiento de una oficina de representación.

* Representación de las instituciones del exterior a través de matriz, filial o subsidiaria establecida en Colombia.

* Servicios autorizados a las oficinas de representación de instituciones financieras y del mercado de valores del exterior

* Prohibiciones.

* Promoción en el exterior de negocios de las sociedades comisionistas de bolsa de valores establecidas en Colombia.

- Corresponsalía local de las sociedades comisionistas de bolsa.

Este decreto deroga expresamente el 2951 de 2004 el cual dictaba normas sobre la actividad de las oficinas de representación de instituciones financieras y de reaseguros del exterior.

Cámaras de riesgo central de contraparte

Ministerio de Hacienda y Crédito Público. Decreto 2893 de 2007 "Por el cual se regulan las Cámaras de Riesgo Central de Contraparte y se dictan otras disposiciones".

Este decreto regula la constitución y organización de las cámaras de riesgo central de contraparte. Algunos de los aspectos más importantes de la regulación son los siguientes:

- Las cámaras de riesgo deberán constituirse como sociedades anónimas de objeto exclusivo y cumplir con lo establecido en el artículo 53 del EOSF.

- Su actividad podrá realizarse respecto de valores nacionales o extranjeros inscritos en el RNVE, derivados, contratos, productos o bienes transables, incluyendo aquellos que por su naturaleza se negocien a través de bolsas de bienes y productos agropecuarios, agroindustriales o de otros commodities. Adicionalmente, podrá realizar actividades permitidas por la ley en relación con divisas, de conformidad con la regulación que expida el Banco de la República.

- El capital mínimo que deberá acreditarse es de $19.000.000.000.

- Al menos el 40% de los miembros que integren la Junta Directiva deberán tener la calidad de independientes, de acuerdo con lo establecido en el decreto.

- Las cámaras de riesgo central deberán tener como mínimo un comité de riesgos y otro de auditoría.

- Los cupos individuales de crédito de las instituciones financieras previstos en el decreto 2360 de 1993 podrán alcanzar hasta el 30% del patrimonio técnico del otorgante cuando se trate de operaciones activas de crédito realizadas con cámaras centrales de riesgo.

Oferta pública

Ministerio de Hacienda y Crédito Público. Decreto 2938 del 3 de agosto de 2007 "Por el cual se modifica la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores".

Se modificaron las siguientes disposiciones de la Resolución 400:

El numeral 2 del artículo 1.2.5.7. que establece que no se debe realizar oferta pública de adquisición cuando la calidad de beneficiario real se obtenga mediante la participación en una oferta que se haga con ocasión de un proceso de privatización. De esta manera, se elimina el supuesto en que la calidad de beneficiario real se obtiene a través de un martillo en bolsa de valores.

El inciso 1 del artículo 1.2.5.15 que establece que antes de la formulación de una oferta pública, el oferente debe acreditar ante la Bolsa de Valores, la constitución de una garantía que respalde el cumplimiento de las obligaciones que resulten de la misma.

A este mismo artículo se adiciona un numeral que dispone que la garantía puede ser un depósito en garantía en moneda extranjera, cuyo único beneficiario sea la Bolsa y que sea transferible al primer requerimiento de ésta.

El parágrafo 1 del artículo 1.2.5.18 que dispone que una vez sea publicado el primer aviso de la oferta competidora, las aceptaciones a la primera oferta, se entenderán automáticamente realizadas respecto de la oferta competidora.

Instrucciones a los Notarios para la prevención y control de lavado de activos y financiación del terrorismo

Superintendencia de Notariado y Registro. Instrucción Administrativa 07 del 3 de agosto de 2007 "Mecanismos para la Prevención y Control de Lavado de Activos y Financiación del Terrorismo".

La Superintendencia de Notariado y Registro busca a través de esta instrucción administrativa, establecer algunas pautas que deben tener en cuenta los notarios de todos los círculos del territorio nacional, para efectos de identificar aquellas actividades sospechosas y señales de alerta que puedan estar vinculadas al lavado de activos o a la financiación del terrorismo.

En ese sentido, se establece que la entidad deberá examinar con especial atención, cualquier operación que, con independencia de su cuantía y por su naturaleza, no tenga un propósito económico o lícito aparente. Así mismo, dentro de las señales de alerta que pueden representar operaciones notariales susceptibles de estar vinculadas con el lavado de activos, se destacan algunos actos o negocios jurídicos que demandan especial atención y supervisión por parte del Notario y que se encuentran relacionados con temas del sector inmobiliario, constitución o liquidación de sociedades y cancelación de gravámenes hipotecarios.

Liquidación voluntaria de las instituciones financieras

Ministerio de Hacienda y Crédito Público. Decreto 3530 de 2007 "Por medio del cual se reglamenta el literal j) del numeral 2° del artículo 326 del Estatuto Orgánico del Sistema Financiero".

De conformidad con el citado decreto se establece que la Superintendencia Financiera de Colombia de forma previa a realizar la aprobación de la liquidación voluntaria de las instituciones financieras sometidas a su inspección y vigilancia, deberá haber comprobado que la correspondiente institución no posee obligaciones con el público por los conceptos definidos en el numeral 2° del artículo 299 del mencionado Estatuto, esto es, aquellas acreencias que se encuentran excluidas de la masa de la liquidación.

Ofertas públicas de valores

Ministerio de Hacienda y Crédito Público. Decreto 3780 del 1 de octubre de 2007 "Por el cual se dictan disposiciones sobre ofertas públicas de valores mediante la construcción del libro de ofertas y se dictan otras disposiciones".

Mediante este decreto se adiciona una segunda Sección al Segundo Capítulo, del Título Segundo de la Parte Primera de la Resolución 400 de 1995, para reglamentar la realización de ofertas públicas de valores mediante la construcción de un libro de ofertas.

Se define este mecanismo estableciendo que es aquel por el cual un emisor puede determinar el precio, la distribución y asignación de los valores a emitir y el tamaño de la emisión, a través de la promoción preliminar de los valores y el posterior registro de las órdenes de demanda en un libro de ofertas. Todos los valores inscritos en el Registro Nacional de Valores y Emisores pueden ser ofrecidos de esta manera.

El procedimiento se lleva a cabo de la siguiente manera: Se solicita autorización para realizar una oferta pública de valores y se registra el prospecto de información preliminar en la Superintendencia Financiera; se inicia la promoción de los valores a ofrecer; posteriormente se abre el libro para la recepción de ofertas, y se debe entre otras, recibir todas las posturas de demanda que se presenten en condiciones de igualdad en el acceso y transparencia.

Una vez realizada la promoción y recibidas las demandas por los valores ofrecidos, se cierra el libro para todos los destinatarios de la oferta y se puede determinar el precio o la tasa de colocación de los valores y el tamaño de la emisión; esta información se incluye en el prospecto de información definitivo. Posterior a lo anterior, se realiza la asignación y distribución de los valores emitidos, según la cantidad de valores demandada.



Finalmente, se dispone que en las ofertas realizadas bajo este procedimiento, será posible adicionar como parte de la oferta, valores ya emitidos de la misma especie inscritos en el RNVE que se encuentren en poder del público; en todo caso, tal posibilidad debe preverse desde el inicio y no puede superar el 25% del total de la emisión.

Instrucciones sobre la administración y gestión de carteras colectivas

Superintendencia Financiera de Colombia. Circular externa 054 del 30 de octubre de 2007.

En ejercicio de sus atribuciones legales, la Superintendencia Financiera de Colombia expide el nuevo Título VIII de la Circular Externa 07 de 1996 (Circular Básica Jurídica), el cual contiene las instrucciones sobre la administración y gestión de las carteras colectivas administradas por las sociedades comisionistas de bolsa de valores, por las sociedades administradoras de inversión y por las sociedades fiduciarias.

Algunas de las materias reguladas por el título VIII de la Circular Externa y sobre las que tendrán que recaer los cambios en las entidades administradoras de carteras colectivas son las siguientes:

- Acreditación de los requisitos de constitución y funcionamiento de las carteras colectivas.

- Infraestructura administrativa, tecnológica y humana.

- Contenido mínimo de los reglamentos y de los prospectos por modalidad de carteras colectivas.

- Contenido mínimo de las constancias de entrega de recursos y de los documentos representativos de las participaciones en carteras colectivas.

- Obligaciones de revelación de información.

- Informe de gestión y rendición de cuentas de la sociedad administradora.

- Cálculo de los montos de suscripciones.

- Cálculo del plazo máximo promedio ponderado de los valores para el caso de carteras. colectivas del mercado monetario.

- Aplicación del Artículo 3 del Decreto 1797 de 1999.

- Carteras colectivas con compartimentos.

- Operaciones de reporto o repo (repo), simultáneas y de transferencia temporal de valores.

- Reglas adicionales para la encomienda contenida en el parágrafo del artículo 51 del decreto 2175.

- Contralor normativo.

- Reglas especiales para los Fondos de Capital Privado.

- Planes únicos de cuenta aplicables.

- Consideraciones adicionales al proceso de fusión de las carteras colectivas.

- Referencias normativas.

Modificaciones a las inversiones de portafolio de capital del exterior en Colombia

Ministerio de Hacienda y Crédito Público. Decreto 4814 del 14 de diciembre de 2007 "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".

Se realizan las siguientes modificaciones a las inversiones de portafolio de capital del exterior en Colombia:

- Se permite que el depósito, que debe constituirse al momento de la canalización de la inversión de portafolio, pueda constituirse en dólares o en moneda legal liquidada a la "Tasa Representativa del Mercado". Antes del presente decreto solo podía constituirse el depósito en moneda legal.

- Se disminuyeron los porcentajes de descuento que se aplican cuando se opta por la restitución del depósito antes de su vencimiento, al momento o con posterioridad a su constitución. Por ejemplo, el porcentaje de descuento para el depósito que vence en seis meses que estaba en 9.4% se disminuyó a 5.2%.

- "En caso que se solicite la restitución del depósito el día de su constitución, se entenderá cumplida la obligación con la entrega al Banco de la República del monto correspondiente al descuento previsto para dicha fecha".

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

Pedro Nel Ospina Santa María
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.





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INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre de 2007 y 30 de junio de 2007 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre de 2007 y 30 de junio de 2007, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre de 2007 y 30 de junio de 2007, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado - SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efec-

tuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Según lo indicado en la Nota 3, en cumplimiento de lo establecido en la ley 1111 de 2006, Corficolombiana imputó en el semestre terminado en junio 30 de 2007 por concepto de impuesto al patrimonio $3.071 millones contra la cuenta Revalorización del Patrimonio y $7.078 millones contra gastos del período.

Nelsón Germán Segura Garzón
Revisor Fiscal
Tarjeta Profesional N° 24750-T
29 de Enero de 2008

Estados Financieros
Julio-Diciembre 2007



Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales a 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

ACTIVO		A 31 de diciembre de 2007		A 30 de junio de 2007
DISPONIBLE (Notas 5 y 25)		$88,437.1		$90,394.9
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA (Nota 6)		167,043.8		141,965.1
INVERSIONES (Notas 7 y 25)		2,679,552.4		2,416,533.6
Negociables títulos de deuda	227,813.3		264,720.3	
Negociables títulos participativos	88,116.8		93,975.6	
Para mantener hasta el vencimiento	41,468.2		18,444.7	
Disponibles para la venta en titulos de deuda	307,992.5		124,666.2	
Disponibles para la venta en titulos participativos	1,661,606.2		1,445,562.8	
Derechos de recompra de inversiones	477,815.3		611,332.2	
Menos: provisión	(125,259.9)		(142,168.2)	
CARTERA DE CREDITOS (Notas 8 y 25)		0.0		89.5
Créditos comerciales, otras garantías	0.0		90.4	
Categoria a normal	0.0		91.3	
Menos: provisión	0.0		(0.9)	
Menos: provisión general	0.0		(0.9)	
ACEPTACIONES Y DERIVATIVOS (Nota 9)		32,776.3		60,626.7
Derivados	32,776.3		60,626.7	
Derechos	4,298,214.5		4,081,660.6	
Obligaciones	(4,265,438.2)		(4,021,033.9)	
CUENTAS POR COBRAR (Notas 10 y 25)		80,617.3		60,916.3
Intereses	650.9		346.6	
Comisiones y honorarios	4,900.7		4,455.5	
Pago por cuenta de clientes comercial	3.4		3.9	
Otras	76,923.5		58,208.6	
Menos: provisión	(1,861.2)		(2,098.3)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO (Nota 11)		6,204.0		7,452.8
Bienes recibidos en pago diferentes a vivienda	30,305.6		35,881.7	
Bienes no utilizados en el objeto social	585.9		656.2	
Depreciación	0.0		(58.5)	
Menos: provisión	(24,687.5)		(29,026.6)	
PROPIEDADES Y EQUIPO (Nota 12)		10,913.5		11,385.2
Terrenos, edificios y construcciones en curso	14,825.5		17,490.9	
Equipo, muebles y enseres de oficina	9,084.3		8,942.1	
Equipo de computación	8,929.4		9,278.9	
Otras	1,264.5		932.4	
Menos: depreciación y amortización acumulada	(23,190.2)		(24,959.1)	
Menos: provisión	0.0		(300.0)	
OTROS ACTIVOS (Notas 13)		41,094.6		78,676.3
Aportes permanentes	83.2		83.2	
Gastos anticipados y cargos diferidos	2,652.7		2,515.1	
Otros	60,167.1		98,988.5	
Menos: provisión	(21,808.4)		(22,910.5)	
VALORIZACIONES (Notas 7 y 25)		330,852.4		312,881.8
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotizacion en bolsa	310,310.6		292,973.0	
Propiedades y equipo	20,541.8		19,908.8	
DESVALORIZACIONES (Nota 7)		(37,394.4)		(68,498.2)
Inversiones disponibles para la venta en títulos participativos de baja o mínima bursatilidad o sin cotizacion en bolsa	(37,394.4)		(68,498.2)	
TOTAL ACTIVO		$3,400,097.0		$3,112,424.0
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 23)		$151,966.6		130,020.7
CUENTAS CONTINGENTES DEUDORAS (Nota 23)		314,952.3		361,795.1
CUENTAS DE ORDEN DEUDORAS (Nota 24)		7,640,522.9		6,706,447.4
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 24)		3,926,455.2		4,659,055.8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$12,033,897.0		$11,857,319.0

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María	Martha Cecilia Castro Ortiz	Nelsón Germán Segura Garzón
Presidente (*)	Gerente de Contabiliad (*)	Revisor Fiscal T.P. 24750-T
	T.P. 40995-T	Miembro de Deloitte & Touche Ltda.
		(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Balances Generales a 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

PASIVO Y PATRIMONIO	A 31 de diciembre de 2007		A 30 de junio de 2007	
DEPOSITOS Y EXIGIBILIDADES (Notas 14 y 25)		$965,148.5		$867,503.3
Certificados de depósito a término	706,063.5		674,447.8	
Depósitos de ahorro	256,162.9		188,673.4	
Otros	2,922.1		4,382.1	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA (Nota 15)		544,616.6		615,910.4
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 16)		0.0		29,409.1
Entidades del exterior	0.0		29,409.1	
CUENTAS POR PAGAR (Notas 17 y 25)		82,987.7		67,112.5
Intereses	12,204.1		11,068.9	
Comisiones y honorarios	3.5		3.5	
Dividendos y excedentes	56,679.1		35,784.6	
Otras	14,101.0		20,255.5	
OTROS PASIVOS (Nota 18)		10,445.1		9,269.6
Obligaciones laborales consolidadas	1,915.5		1,499.4	
Ingresos anticipados y abonos diferidos	7,290.4		6,578.0	
Pensiones de jubilación	1,239.2		1,192.2	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 19)		3,680.1		12,170.2
Obligaciones laborales	1,174.3		1,531.6	
Impuestos	0.5		5,475.3	
Otros	2,505.3		5,163.3	
TOTAL PASIVO		1,606,878.0		1,601,375.1
PATRIMONIO		1,793,219.0		1,511,048.9
CAPITAL SOCIAL (Nota 20)		1,653.8		1,653.8
Dividido en 165,381,738 acciones de valor nominal de $10,oo c/u				
RESERVAS (Nota 21)		1,138,261.2		1,145,027.7
Reserva legal	574,784.8		574,784.8	
Reservas estatutarias y ocasionales	563,476.4		570,242.9	
SUPERAVIT O DÉFICIT		552,905.1		259,104.3
Ganancias o pérdidas no realizadas en inversión	259,447.1		14,720.7	
Disponibles para la venta (Nota 22)				
Valorizaciones	330,852.4		312,881.8	
Desvalorizaciones	(37,394.4)		(68,498.2)	
UTILIDAD DEL EJERCICIO		100,398.9		105,263.1
TOTAL PASIVO Y PATRIMONIO		$3,400,097.0		3,112,424.0
CUENTAS CONTINGENTES ACREEDORAS (Nota 23)		$151,966.6		$130,020.7
Avales y garantías	46,994.5		53,792.6	
Otras contingencias	104,972.1		76,228.1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 23)		314,952.3		361,795.1
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 24)		7,640,522.9		6,706,447.4
CUENTAS DE ORDEN ACREEDORAS (Nota 24)		3,926,455.2		4,659,055.8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$12,033,897.0		$11,857,319.0
UTILIDAD POR ACCION (En pesos)		$607.07		$667.10

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María	Martha Cecilia Castro Ortiz	Nelsón Germán Segura Garzón
Presidente (*)	Gerente de Contabiliad (*)	Revisor Fiscal T.P. 24750-T
	T.P. 40995-T	Miembro de Deloitte & Touche Ltda.
		(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.



Corporación Financiera Colombiana S.A.
Estados de Ganancias y Pérdidas a 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

GANANCIAS Y PÉRDIDAS	Del 1 de julio al 31 de diciembre de 2007		Del 1 de enero al 30 de junio de 2007	
INGRESOS OPERACIONALES DIRECTOS (Nota 26)		$225,015.7		$420,288.2
Intereses y descuento amortización cartera de crédito y otros intereses	6,454.2		45,032.2	
Utilidad en valoracion inversiones neg títulos participativos	11,181.5		27,692.6	
Utilidad en valoracion inversiones para mantener hasta el vcto.	1,144.9		2,804.3	
Utilidad en valoracion inversiones disponibles para la venta títulos de deuda	21,529.3		19,793.3	
Comisiones y honorarios	9,460.9		7,005.2	
Utilidad en valoracion de derivados	68,716.8		256,513.1	
Utilidad en valoracion de operaciones de contado	5,652.8		7,227.4	
Cambios	76,119.3		37,787.3	
Utilidad en venta de inversiones	24,756.0		16,432.8	
GASTOS OPERACIONALES DIRECTOS		199,199.6		375,828.1
Intereses, prima amortizada y amortización de descuento	61,468.7		51,728.8	
Pérdida en valorizacion inversiones negociables títulos de deuda	0.0		9,598.7	
Pérdida en valorizacion inversiones negociables títulos participativos	0.0		32,221.2	
Pérdida en valorizacion inversiones disponibles para la vta	4,217.7		0.0	
Pérdida realizada en inversión disponibles para la venta	225.9		563.9	
Comisiones	3,146.6		3,162.3	
Pérdida en valoración de derivados	56,023.6		196,930.3	
Cambios	61,871.9		63,034.4	
Pérdida en venta de inversiones	11,966.6		11,239.7	
Perdida en la valoración de operaciones de contado	278.6		7,348.8	
RESULTADO OPERACIONAL DIRECTO		25,816.1		44,460.1
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		32,348.2		46,281.8
INGRESOS OPERACIONALES		67,411.3		82,766.3
Dividendos y participaciones	64,909.4		71,876.5	
Otros (Nota 26)	2,501.9		10,889.8	
GASTOS OPERACIONALES		35,063.1		36,484.5
Gastos de Personal	12,642.6		13,062.9	
Otros (Nota 27)	22,420.5		23,421.6	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		58,164.3		90,741.9
PROVISIONES		2,487.3		12,420.8
Inversiones (Nota 7)	2,244.3		11,413.1	
Cuentas por cobrar	53.4		155.7	
Propiedades y equipo	0.0		300.0	
Otras (Nota 28)	189.6		552.0	
DEPRECIACIONES - BIENES DE USO PROPIO (Nota 12)		632.5		642.1
AMORTIZACIONES		615.8		1,282.0
RESULTADO OPERACIONAL NETO		54,428.7		76,397.0
INGRESOS NO OPERACIONALES		52,534.4		35,681.7
Ingresos no operacionales (Notas 29)	52,534.4		35,681.7	
GASTOS NO OPERACIONALES		1,124.2		1,775.6
Gastos no operacionales (Nota 25)	1,124.2		1,775.6	
RESULTADO NETO NO OPERACIONAL		51,410.2		33,906.1
UTILIDAD ANTES DE IMPUESTO A LA RENTA		105,838.9		110,303.1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 30)		5,440.0		5,040.0
UTILIDAD DEL EJERCICIO		$100,398.9		$105,263.1

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María **Presidente** (*)	**Martha Cecilia Castro Ortiz** **Gerente de Contabiliad** (*) **T.P. 40995-T**	**Nelsón Germán Segura Garzón** **Revisor Fiscal T.P. 24750-T** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Corporación Financiera Colombiana S.A.
Estados de Flujos de Efectivo
Períodos que terminaron el 31 de diciembre y 30 de junio de 2007 *(expresado en millones de pesos)*

	Diciembre de 2007	Junio de 2007
FLUJO EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN		
Utilidad neta del ejercicio	$100,398.9	$105,263.1
Ajustes para conciliar la utilidad neta y el efectivo neto provisto en las		
Actividades de operación		
Provisión inversiones no negociables renta variable	2,244.3	11,413.1
Provisión cuentas por cobrar	53.4	155.7
Provisión bienes recibidos en pago	73.3	413.4
Provisión propiedades y equipo	-	300.0
Provisión otros activos	113.3	138.6
Reintegro provisión inversiones	(19,155.0)	(4,739.8)
Reintegro provisión cartera de créditos	(1.8)	(9,305.4)
Reintegro provisión cuentas por cobrar	(272.9)	(169.1)
Reintegro provisión propiedades y equipos	(300.0)	-
Retiro depreciación acumulada	(2,401.4)	(2,210.0)
Reintegro provisión bienes recibidos en pago	(17.3)	(72.5)
Reintegro provisión otros activos	(217.0)	(548.6)
Valoración de inversiones, neto	(29,638.0)	(8,470.3)
Aumento (disminución) ganancia no realizadas en inversiones disponibles para la venta	244,726.4	(33,608.1)
Producto de la venta de bienes recibidos en pago	5,845.7	97,961.7
Utilidad en venta de bienes recibidos en pago, neta	(4,664.6)	(15,942.5)
Utilidad en venta de propiedades y equipo, neta	(997.2)	(4,368.8)
Depreciaciones	632.5	642.1
Amortizaciones	615.8	1,282.0
Utilidad depurada	_297,038.4_	_138,134.6_
Ingresos recibidos por anticipado y cargos diferidos	712.4	(15,992.8)
Provisión cesantías	302.9	182.2
Disminución pasivos estimados y provisiones	(8,490.1)	(6,906.8)
Aumento (disminución) otros pasivos	466.4	(103.9)
Aumento (disminución) cuentas por pagar	15,875.2	(19,537.9)
Aumento cuentas por cobrar, neto	(19,481.5)	(13,833.9)
Disminución (aumento) en otros activos	37,069.6	(32,155.6)
(Retiros) adiciones bienes recibidos en pago	(0.1)	(77,873.2)
Pagos de cesantías	(306.2)	(209.6)
Efectivo neto provisto (utilizado) en actividades de operación	_323,187.0_	_(28,296.9)_
Flujo de efectivo de las actividades de inversión		
Venta de inversiones	(393,313.8)	(165,676.7)
Utilidad en venta de inversiones, neta	(12,789.4)	(5,193.1)
Disminución cartera de créditos	91.3	47,296.9
Disminución aceptaciones y derivativos	27,850.4	6,610.4
Producto de la venta de inversiones	188,889.1	147,092.1
Producto de la venta de propiedades y equipo	3,994.4	9,555.3
Dividendos recibidos en efectivo	744.0	712.5
Compra de propiedades y equipo	(444.8)	(352.4)
Efectivo neto (utilizado) provisto por actividades de inversión	_(184,978.8)_	_40,045.0_
Flujo de efectivo de las actividades de financiación		
Aumento (disminución) depósitos y exigibilidades	97,645.2	(134,499.6)
(Disminución) aumento fondos interbancarios comprados y pactos de recompra	(71,293.8)	61,956.1
(Disminución) aumento créditos de bancos y otras obligaciones financieras	(29,409.1)	26,773.8
Dividendos pagados	(112,029.6)	(70,257.3)
Pago impuesto al patrimonio	-	(3,071.7)
Efectivo neto utilizado en actividades de financiación	_(115,087.3)_	_(119,098.7)_
Aumento (disminución) neto en efectivo y equivalentes de efectivo	_23,120.9_	_(107,350.6)_
Efectivo al comienzo del período	232,360.0	339,710.6
Efectivo al Final del Período	$255,480.9	$232,360.0

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabiliad (*)
T.P. 40995-T

Nelsón Germán Segura Garzón
Revisor Fiscal T.P. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.



Corporación Financiera Colombiana S.A.
Estado de Cambios en el Patrimonio
Períodos que terminaron el 31 de diciembre y 30 de junio de 2007 (expresado en millones de pesos)

| | Capital social | Reserva legal | Reservas Estatutarias y Ocasionales | | | | Total | Ganancias no realizadas en inversiones | Valorizaciones | Revalorización del Patrimonio | Desvalorizaciones | Resultado de ejercicios | Utilidad del ejercicio anteriores | Patrimonio de los accionistas |
			Disposiciones fiscales	A disposición de la Asamblea	Fomento económico	Capitalización económica								
Saldo al 31 de diciembre de 2006	$1,540.0	460,145.8	127,289.5	69,672.4	8.8	4.4	196,975.1	48,328.8	333,039.6	3,071.7	(49,127.5)	0.0	558,277.9	1,552,251.4
Traslado de pérdida del ejercicio a resultado de ejercicios anteriores												558,277.9	(558,277.9)	·
Liberación reserva para futuros repartos constituida en septiembre de 2006				(69,672.4)			(69,672.4)					69,672.4		·
Liberación de Reservas Sobre Valoración de Inversiones (No gravable Prunlga)			(19,946.4)				(19,946.4)					19,946.4		·
Reserva sobre valoración de inversiones Decreto 2336/95			273,309.4				273,309.4					(273,309.4)		·
Reserva para futuros repartos				189,577.2			189,577.2					(189,577.2)		·
Pago Impuesto al Patrimonio Art. 292 E. T.										(3,071.7)				(3,071.7)
Dividendo en efectivo de $454.62 por acción sobre 144,209,142 acciones ordinarias y 9,788,092 acciones con dividendo preferencial y sin derecho a voto) acciones suscritas y pagadas al 31 de diciembre de 2006. Este dividendo se cancelará en seis (6) cuotas mensuales de $75.77 cada una														·
Dividendo en acciones de valor nóminal de $10.00, por valor de $746.77 por cada acción, sobre las 144,209,142 acciones ordinarias y 9,788,092 acciones preferenciales suscritas y pagadas a diciembre 31 de 2006. Este dividendo se pagará en acciones a razón de 1 acción ordinaria por cada 13,497837590 acciones ordinarias, y 1 acción con dividendo preferencial por cada 13,497837590 acciones con dividendo preferencial, suscritas y pagadas a 31 de diciembre de 2006. El pago de las acciones se hará el día 30 de abril de 2007 a quien tenga la calidad de accionista. Para tal fin se emitirán un total de 11,409,010 nuevas acciones, 10,683,870 acciones ordinarias y 725,160 acciones preferenciales.												(70,257.3)		(70,257.3)
Movimiento del ejercicio	113.8	114,639.0						(11,608.1)	(20,157.8)		(19,370.7)	(114,752.8)		(73,136.6)
Utilidad del ejercicio													105,263.1	105,263.1
Saldo al 30 de junio de 2007	$1,653.8	574,784.8	380,652.5	189,577.2	8.8	4.4	570,242.9	14,720.7	312,881.8	0.01	(68,498.2)	0.0	105,263.1	1,511,048.9
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores												105,263.1	(105,263.1)	·
Liberación de reservas sobre Valoración de Inversiones (No gravable)			(31,494.3)				(31,494.3)					31,494.3		·
Liberación de Reservas Sobre Valoración de Inversiones (Gravable)			(158,082.8)				(158,082.8)					158,082.8		·
Reserva para futuros repartos				182,810.6			182,810.6					(182,810.6)		·
Dividendo en efectivo de $677.4 por acción sobre 154,884,9152 acciones ordinarias y 10,496,823 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas al 30 de junio de 2007. Este dividendo se cancelará en seis (6) cuotas mensuales de $112.9 cada una												(112,029.6)		(112,029.6)
Movimiento del ejercicio								244,726.4	17,970.6		31,103.8			293,800.8
Utilidad del ejercicio													100,398.9	100,398.9
Saldo al 31 de diciembre de 2007	$1,653.8	574,784.8	191,075.4	372,387.8	8.8	4.4	563,476.4	259,447.1	330,852.4	(0.0)	(37,394.4)	·	100,398.9	1,793,219.0

Véanse las notas que acompañan los Estados Financieros.

Pedro Nel Ospina Santa María
Presidente (*)

Martha Cecilia Castro Ortiz
Gerente de Contabilidad (*)
T.P. 40995-T

Nelson Germán Segura Garzón
Revisor Fiscal T.P. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Notas a los Estados Financieros
31 de Diciembre de 2007 y 30 de Junio de 2007



NOTAS A LOS ESTADOS FINANCIEROS 31 DE DICIEMBRE Y 30 DE JUNIO DE 2007

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No. 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad.

Con el objetivo de capitalizar la Corporación en $20,000 millones en julio de 2003, se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones emitiendo por esta razón 20 millones de acciones. Con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida) en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1,600 millones.

Con la Escritura No. 10410 de la notaria 71 de Bogotá el día 26 de diciembre de 2007, se formalizó la fusión de la Corporación Financiera Colombiana (Entidad absorbente) y la Sociedad Proyectos de Energía S.A. (entidad absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera, salvo las sociedades de servicios financieros y los establecimientos de crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 6 agencias y 4 oficinas en distintas ciudades del país, al 31 de diciembre de 2007, la Corporación no tiene corresponsales no bancarios. Al 31 de diciembre de 2007 cuenta con 326 empleados directos, 10 indirectos y 55 temporales, además posee las siguiente filiales y subsidiarias Leasing Corficolombiana S.A., Banco Corfivalle Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A, Pizano S.A e Industrias Lehner S.A. Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular 011 de 2002 emitida por la Superintendencia Financiera, relacionado con el ingreso de intereses que no causan so-

bre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos, en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Fondos Interbancarios Vendidos y Pactos de Venta

Bajo estos rubros se clasifican: i) Las colocaciones que hace la Corporación en instituciones bancarias utilizando sus excesos de liquidez durante un plazo máximo de 30 días, ii) las colocaciones recibidas por la Corporación de otras instituciones financieras en las mismas circunstancias y iii) las transacciones denominadas over nigth realizadas con bancos del exterior utilizando fondos de la Corporación en poder de entidades financieras del exterior. Los rendimientos de fondos interbancarios vendidos y comprados son abonados o cargados según el caso a medida que se causan.

Las colocaciones hechas bajo la modalidad de pacto de retroventa de la garantía denominadas "compromisos de retroventa de inversiones o de cartera negociada" se contabiliza en el activo cuando la Corporación es la acreedora; y en el pasivo bajo la denominación compromisos de retroventa de inversiones o de cartera negociada" cuando la Corporación es deudora. La diferencia entre el valor entregado o recibido inicialmente y el valor recibido o entregado finalmente, se contabiliza como ingreso o gasto según el caso.

La Corporación considera como equivalentes de efectivo, para efectos del estado de flujo de efectivo, los fondos interbancarios vendidos y pactos de reventa.

Con la circular 18 de 2007 la Superintendencia Financiera de Colombia, reglamentó las operaciones monetarias operaciones repos, simultáneas y transferencia temporal de valores adicionándolas a las normas establecidas en los decreto 4432 de 2006 y 343 de 2007, estas circulares son aplicables a partir del 1 de enero de 2008.

(d) Inversiones

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

A continuación se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión:



Cuadro 3. Clasificación, valorización y contabilización de los diferentes tipos de inversión

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de Mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales el Banco tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta-títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: • La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. • La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.

Criterios para la valoración de inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el capítulo I de la Circular 100 y en todos los casos los siguientes:

• **Objetividad**. La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

• **Transparencia y representatividad**. El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

• **Evaluación y análisis permanentes**. El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la perio-

dicidad establecida para la valoración de las inversiones determinada en la presente norma.

- **Profesionalismo**. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del registro contable de la misma

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensiónales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100 , el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título,

cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.

- Cambios en la regulación que impidan el mantenimiento de la inversión.

- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.

- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia respectiva.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.



• El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.

• Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

Valores o títulos de emisiones o emisores que cuenten con calificaciones externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación	Valor máximo	Calificación	Valor máximo
Largo plazo	(%)	Corto plazo	(%)
BB+, BB, BB-	Noventa (90)	3	Noventa (90)
B+, B, B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD, EE	Cero (0)	-	

Valores o títulos de emisiones o emisores no calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.



Derechos de Recompra de Inversiones

Corresponde a inversiones restringidas que representan la garantía colateral de compromisos de recompra de inversiones.

Si se trata de inversiones negociables en valores o títulos de deuda, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan al valor de mercado; las variaciones que se presenten entre éste y el último valor contabilizado se registran en las cuentas de resultados a título de utilidad o pérdida según corresponda.

Si se trata de inversiones para mantener hasta el vencimiento, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan por la causación de los rendimientos hasta su redención o vencimiento con abono al estado de ganancias y pérdidas.

(e) Cartera de Créditos

Registra los créditos bajo las distintas modalidades autorizadas. Los recursos utilizados en el otorgamiento de los créditos provienen de recursos propios, del público en la modalidad de depósitos y de otras fuentes de financiamiento externas e internas.

Los préstamos se contabilizan por el valor del desembolso, excepto las compras de cartera "factoring", las cuales se registran al costo.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia Financiera se establecieron los principios y criterios generales que las entidades vigiladas deben adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se deben establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente define las instancias de gobierno corporativo o de control que deben adoptar, las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Con la Circular Externa 020 de 2005 la Superintendencia Financiera adopta el modelo de referencia de cartera comercial MRC incorporado el Capitulo II de la Circular 100, el cual debe ser aplicado por todas las entidades vigiladas sujetas al SARC a partir del 1° de julio de 2007.

La estructura de la cartera de créditos de la Corporación contempla dos (2) modalidades de crédito:

Consumo

Se entiende como créditos de consumo los créditos otorgados a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales ni empresariales.

Comerciales

Son los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas distintas a la microempresas.

(f) Castigos de Cartera

Es susceptible de castigo la cartera de créditos que a juicio de la Administración se considere irrecuperable o de remota o incierta recuperación, luego de haber agotado las acciones de cobro correspondientes, de conformidad con los conceptos emitidos por los abogados y firmas de cobranza, previamente aprobados por la Junta Directiva.

(g) Provisión para Cartera de Créditos

Se deben constituir provisiones con cargo al estado de ganancias y pérdidas, así:

Provisión General

Una provisión del uno por ciento (1%) del total de la cartera bruta.

Provisión Individual

Sin perjuicio de la provisión general, las provisiones individuales para la protección de los créditos calificados en categorías de riesgo ("A", "B", "C", "D" y "E") tendrán como mínimo los siguientes porcentajes:

Categoría	Comercial y consumo		Vivienda	
	Capital	Intereses y otros conceptos	Capital	Intereses y otros conceptos
A - Normal	1%	1%	1%	1%
B - Aceptable	3.2%	3.2%	3.2%	3.2%
C - Apreciable	20%	100%	10%	100%
D - Significativo	50%	100%	20%	100%
E - Incobrable	100%	100%	30%	100%

A partir del 1 de julio de 2007 y hasta el 30 de junio de 2008, las entidades deben incrementar las provisión de la cartera de consumo calificada en "A" Y "B" de acuerdo a los porcentajes que más adelante se indican, calculadasobre el saldo pendiente de pago sin descontar el valor de las garantías idóneas:

Calificación de Crédito	Porcentaje adicional de Provisión
A	0.6%
B	1.8%

Desde octubre de 2001, los créditos de vivienda deben mantener una provisión sobre la parte garantizada, en el porcentaje que corresponda de acuerdo con la calificación. Sobre la parte no garantizada la provisión debe ser el cien por ciento (100.0%) a partir de que la obligación sea calificada como "B" (aceptable).

Si durante dos (2) años consecutivos, el crédito permanece en la categoría "E", el porcentaje de provisión, sobre la parte garantizada, se elevará al sesenta por ciento (60.0%). Si transcurre un (1) año adicional en estas condiciones, el porcentaje de provisión sobre la parte garantizada se elevará al cien por ciento (100.0%).

Reglas de Alineamiento

Cuando la Entidad califica en "B", "C", "D" o "E" cualquiera de los créditos de un deudor lleva a la categoría de mayor riesgo los demás créditos o contratos de la misma clase otorgados a dicho deudor, salvo que demuestre a la Superintendencia Financiera la existencia de razones valederas para su calificación en una categoría de menor riesgo.

Las calificaciones propias deberán alinearse con las de otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el veinte por ciento (20%) del valor de los créditos respectivos según la última información disponible en la central de riesgos. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en la calificación.

Cuando la Superintendencia Financiera califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, sus otros créditos de la misma clase son llevados a la misma calificación.

Efecto de las Garantías Idóneas sobre la Constitución de Provisiones Individuales

Las garantías para los créditos sólo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas, se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el setenta punto cero por ciento (70.0%) del valor de la garantía.



Garantía no Hipotecaria

Tiempo de mora	Porcentaje de cobertura
0 - 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%

Garantía Hipotecaria o Fiducia Mercantil

Tiempo de mora	Porcentaje de cobertura
0 - 18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

Las provisiones individuales de la cartera calificada en categoría de riesgo "A" y "B" , se constituyen sin descontar el valor de las garantías idóneas.

Garantías prendarias que versen sobre establecimientos de comercio o industriales del deudor, hipotecarias sobre inmuebles en donde opere o funcione el correspondiente establecimiento y garantías sobre inmuebles por destinación que formen parte del respectivo establecimiento son tomadas al cero por ciento (0.0%).

Provisiones Respecto de Procesos de Concurso Universal de Acreedores

En lo relativo a los créditos a cargo de personas que sean admitidas en procesos de concurso universal de acreedores, se califican inmediatamente en la categoría "E" sujetándose a la constitución de provisiones, suspensión de causación de rendimientos y otros conceptos previstos para esta categoría.

La calificación de los créditos y las provisiones constituidas deberán mantenerse hasta que se apruebe el acuerdo concursal. Si este acuerdo tiene por objeto la recuperación y conservación de la empresa, podrán a partir de la fecha en la cual se produzca, reclasificarse en categoría "D" las provisiones solo podrán reversarse gradualmente durante el año siguiente a la aprobación, mediante alícuotas mensuales, hasta alcanzar el cincuenta por ciento (50.0%) del valor total del capital.

Si el acuerdo para recuperar la empresa se aprueba antes del año siguiente a la admisión al concordato, se pueden reclasificar los créditos a categoría "D" y las provisiones se ajustan de inmediato al cincuenta por ciento (50%) del valor del crédito si son inferiores a dicho valor; en caso contrario, se reversarán dentro del año siguiente.

(h) Aceptaciones y Derivativos

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos

para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

- Con la circular 18 de 2007 se excluyen las operaciones simultáneas del grupo de derivados sin embargo su reclasificación opera a partir de enero 1 de 2008.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los con-



tratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

(i) Bienes Realizables y Recibidos en Dación de Pago

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(j) Provisión Bienes Realizables y Recibidos en Dación de Pago

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión estas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(k) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(l) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

Otros Activos

(m) Gastos pagados por anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.

- Los seguros durante la vigencia de la póliza.

- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.

- El seguro de conexión durante el período en que se reciben los servicios.



- Y los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

(n) Cargos Diferidos

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos

- Las remodelaciones en un período no mayor a dos (2) años.

- Programas para computador en un período no mayor a tres (3) años.

- Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.

- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

- Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

  Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.

- Útiles y papelería de acuerdo con el consumo real.

- El impuesto predial durante la vigencia fiscal prepagada.

- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

  Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.

- Comisiones pagadas por productos derivados durante el período del contrato.

- Las utilidades y pérdidas por ajuste de valoración de inversiones según resolución 1227 de julio de 2006,se amortizarán por un año a partir del 18 de julio de 2006.

- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(o) Derechos en Fideicomisos

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(p) Valorizaciones

Activos objeto de valorización:

- Inversiones disponibles para la venta en títulos participativos.

- Propiedades y equipo, específicamente inmuebles.

- Bienes de arte y cultura.

Contabilización:

Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(q) Fondos Interbancarios Comprados y Pactos de Recompra

Registra los fondos obtenidos por la Corporación de otras entidades financieras en forma directa, garantizada o no con su portafolio de inversiones o su cartera de créditos, con la finalidad de atender necesidades transitorias de liquidez. El plazo máximo para cancelar estas operaciones es de treinta (30) días calendario, las operaciones que no se hayan cancelado dentro del plazo indicado, deben contabilizarse en créditos de bancos y otras obligaciones financieras, con excepción de aquellas celebradas por el Banco de la República para regular la liquidez de la economía por medio de operaciones de contracción monetaria y las realizadas por Fogafín en desarrollo de operaciones de apoyo a las entidades inscritas.

La diferencia entre el valor presente (recibo de efectivo) y el valor futuro (precio de recompra) constituye un gasto financiero.

(r) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de cartera de créditos; estos intereses se amortizan a resultados con base en su causación, también se registran ingresos por ventas de bienes a crédito, los cuales se causan al ingreso a medida que se van recaudando.



En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

(s) Pensiones de Jubilación

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcentaje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100.0%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

(t) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

(u) Pasivos Estimados y Provisiones

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,

- El pago sea exigible o probable y

- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(v) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre y 30 de junio de 2007 las tasas fueron de $2,014.76 y $1,960.61 respectivamente. (Cifras en pesos Colombianos).

(w) Reconocimiento de Ingresos por Rendimientos Financieros

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(x) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

(y) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(z) Utilidad Neta por Acción

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 31 de diciembre y 30 de junio de 2007, el promedio ponderado de las acciones en circulación fue de 165,381.738 y 157,792.069, respectivamente.

(aa) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

(bb) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

(3) Cambios en políticas y estimaciones contables

* La Superintendencia Financiera mediante las Resoluciones 1227, 1822 y 1907 de julio y octubre de 2006, estableció una metodología de ajustes y actualización de márgenes de valoración por una sola vez el día 18 de julio de 2006 para títulos diferentes de TES clase B, en particular títulos emitidos por Fogafín, títulos de deuda publica distintos de TES de orden diferente al nacional, títulos emitidos por bancos, títulos emitidos por entidades del sector real, otras titularizaciones crediticias y títulos emitidos por entidades financieras. Las pérdidas o utilidades que se produjeron como resultado de la valoración realizada de acuerdo con la metodología establecida por la resolución podrán ser diferidas y amortizadas durante un año en alícuotas diarias a partir del 18 de julio de 2006. Los efectos de la aplicación de esta Resolución se presentan en la notas 7 y 13.

* De acuerdo con el artículo 25 de la Ley 1111 de 2006, los contribuyentes del impuesto de patrimonio pueden imputar el valor del impuesto contra la cuenta de Revalorización del Patrimonio sin afectar el Estado de Resultados. La Corporación se acogió a lo dispuesto en esta norma y afectó la cuenta de Revalorización en $3,071.7 y la diferencia por $7,078.7 se registró como gasto. A diciembre 31 de 2006 este impuesto se reflejaba dentro de los resultados como gastos del período.



- Mediante la Circular Externa 3 de 2007 el Banco de la República reglamentó el encaje marginal sobre el monto de cada tipo de exigibilidad en moneda legal que exceda el nivel registrado el 7 de mayo de 2007. Los porcentajes que aplicaran son del 27%, 12.5% y 5% para las exigibilidades previstas en los literales a), b) y c) del artículo 2 de la Resolución Externa 19 de 2000, respectivamente.

(4) Fusión Corporación Financiera Colombiana - Proyectos de Energía S. A.

La Asamblea General de Accionistas aprobó la fusión el 1 de octubre de 2007, cuyo compromiso se encuentra registrado en el Acta No.066 de la misma fecha. Con la resolución número 2174 de diciembre 12 de 2007, la Superintendencia Financiera de Colombia, no objetó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida).

El 26 de diciembre de 2007, con la escritura No. 10410 de la notaría 71 de Bogotá se formalizó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida). Las principales cifras de la entidad absorbida son: Activos $176,155.1, Pasivos $ 937.8, Patrimonio $175,217.3.

Las cifras del balance al 31 de diciembre de 2007 corresponden a las cifras fusionadas de la entidad absorbida. Las cifras al 30 de junio de 2007 corresponden únicamente a la Corporación Financiera Colombiana, por lo tanto no son comparativas. La operación generó un ingreso total de $12,686.0.

(5) Disponible

	Diciembre	Junio
Moneda legal		
Banco de la República	$55,383.7	36,510.8
Bancos y otras entidades financieras	32,510.5	49,401.6
	87,894.2	85,912.4
Moneda extranjera		
Caja	6.4	4.8
Banco de la República	12.6	12.2
Bancos y otras entidades financieras	530.9	4,516.7
	549.9	4,533.7
	88,444.1	90,446.1
Provisión	(7.0)	(51.2)
	$88,437.1	90,394.9

No existían otras restricciones sobre el disponible diferentes al encaje depositado en el Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 31 de diciembre y 30 de junio de 2007 $7.0 y $51.2 respectivamente. Al 31 de diciembre y 30 de junio de 2007 se reintegró provisión por $47.2 y $103.7 respetivamente.

(6) Fondos Interbancarios Vendidos y Pactos de Reventa

	Diciembre		Junio	
	Saldo	Tasa	Saldo	Tasa
Compromisos de Reventa de Inversiones	-		8,507.9	9.75 *
Fondos Interbancarios Vendidos	-		5,900.0	9.20 *
Operaciones Over Night	167,043.8	4.00 **	127,557.2	7.50 **
	$167,043.8		141,965.1	

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

** Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda extranjera al corte del período.

Nota: Los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres del 2007 no se presentaron incumplimientos.

(7) Inversiones

	Diciembre	Junio
NEGOCIABLES EN TITULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	$84,384.5	54,994.4
Bonos de Solidaridad para la Paz	3,515.2	652.0
Bono Emcali	19,487.5	20,153.4 .
Títulos de Reducción de Deuda	13,520.2	28,755.2
Títulos de Devolución de Impuestos TIDIS	-	5,551.1
TES Ley 546	47.5	56.9
	120,954.9	110,163.0
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Bonos República de Colombia	29,505.6	13,692.0
Otros títulos de deuda pública:		
Bonos Distrito	-	1,814.1
Títulos emitidos, avalados o garantizados por FOGAFIN	535.7	1,594.1
Bonos hipotecarios		
Banco Davivienda	203.8	383.1
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria		
Patrimonio autónomo Fiduciaria Davivienda Títulos	60.0	60.8
Fideicomiso Titularización Cementos Andinos	36,421.6	35,095.9
Fideicomiso Titularización Pagare Argos	-	11,697.9
	36,481.6	46,854.6
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	1,667.7	34,332.7
Bonos Leasing Colombia	-	512.0
Bono Corfinsura	279.0	2,289.5
Bonos Leasing de Occidente	139.9	1,523.0
Bonos Leasing Corficolombiana	407.0	4,212.4
Bono BBVA	24,637.1	12,896.0
Bono Fundación WWB Colombia	-	954.6
Banco Santander	-	453.6
	27,130.7	57,173.8
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bono IPC Comcel	-	615.6
Bono IPC Éxito	-	1,548.5
Bono IPC Bavaria	1,692.4	1,114.0
Bono IPC Cementos Argos S.A.	-	438.3
Bono IPC Codensa	493.1	2,477.6
Bono IPC ISA	1,745.6	2,793.7
Bono IPC NQS Concesiones Urbanas	-	505.9
Bono IPC Alquería	2,658.6	-
Notas Patrimonio Fiduciaria Corficolombiana	-	6,757.7
Pagare Coviandes S.A.	6,411.3	6,832.2
	13,001.0	23,083.5
Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros		
Bono Brasil	-	5,311.5
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
Bono IPC Bancoldex	-	4,650.6
Total inversiones negociables títulos de deuda	227,813.3	264,720.3

Continúa ⟶



(7) Inversiones *(Continuación)*

	Diciembre	Junio
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	40,191.8	18,171.6
Títulos emitidos, avalados o garantizados por Bancos del exterior		
Avantel	282.1	273.1
Otros títulos de deuda pública	994.3	=
Total para Mantener hasta el Vencimiento	41,468.2	18,444.7
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Títulos de Tesorería	42,847.9	49,507.0
Otros títulos de deuda pública		
Bono IPC Acueducto de Bogotá	1,709.5	-
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Tips Titularizadora Colombiana	9,944.1	-
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de Depósito a Término	62,399.9	12,688.6
Bono Bancolombia	9,609.4	-
Bono Leasing Colombia	29,700.6	26,974.4
Bono Leasing de Occidente	32,655.8	25,195.5
Bono Surenting S.A.	3,568.4	3,509.3
Bono Leasing del Valle S.A.	2,177.1	-
Bono subordinado IPC B3VA	15,158.6	-
Bono subordinado IPC	6,348.8	-
Bono Banco Centro Americano Integración Económica	4,490.0	4,547.2
Tips Titularizadora Colombiana	43,263.6	=
	209,372.2	72,915.0
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos Obligatoriamente Convertibles en Acciones	1,766.5	2,244.2
Bono IPC Alquería	5,317.1	-
Bonos IPC ISA	169.4	-
Bono IPC NQS	1,468.3	-
Notas Patrimonio Fiduciaria Corficolombiana	3,742.8	-
Bono EEB Internacional	20,898.4	-
Bono TGI Internacional	10,756.3	=
	44,118.8	2,244.2
Total disponibles para la venta títulos de deuda	307,992.5	124,666.2
DERECHOS DE RECOMPRA		
Negociables en títulos de deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	47,199.4	176,173.9
Bonos de Solidaridad para la Paz	247.2	5,630.2
Títulos de Reducción de Deuda	20,522.7	5,069.9
	67,969.3	186,874.0
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Títulos de Tesorería	15,667.7	-
Títulos emitidos, Avalados o Garantizados por FOGAFIN	-	1,038.8
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	-	7,687.2
Bonos Bancoldex	12,073.3	2,281.8
Bonos BBVA	-	2,937.5
TIPS Titularizadora Colombia	=	14,320.3
	12,073.3	27,226.8

Continúa ➝

(7) Inversiones *(Continuación)*

	Diciembre	Junio
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos IPC Comcel	-	446.9
Bonos IPC Bavaria	-	2,995.6
Bonos IPC ISA	-	3,255.1
Bonos IPC NQS	-	1,483.6
	-	8,181.2
Títulos emitidos, avalados o garantizados por organismos multilaterales de crédito:		
CDT Bancoldex	-	12,105.4
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	9,780.5	31,481.3
Otros títulos de deuda pública:		
Títulos de desarrollo agropecuario:		
Clase "A"	12,592.9	8,760.9
Clase "B"	20,517.2	16,307.9
	33,110.1	25,068.8
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	318,436.4	286,597.4
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bono Leasing Colombia	19,095.8	19,986.2
Bono Subordinado Leasing	202.6	-
CDT IPC Banco Davivienda	861.9	-
CDT Leasing de Crédito	617.7	12,772.3
	20,778.0	32,758.5
TOTAL DERECHOS DE RECOMPRA DE INVERSIONES	**477,815.3**	**611,332.2**

En cumplimiento con las instrucciones impartidas en la resolución número 1227 de julio 18, resolución 1822 de octubre 13 y la resolución 1906 de octubre 25 de 2006, en las cuales se realizó la aplicación de las "Metodologías de ajuste y actualización de márgenes de valoración" emitidas por la Superintendecia Financiera, se presenta el impacto de la aplicación de las mismas:

a. Resolución 1227 de julio 18 de 2006, la Corporación Financiera Colombiana S.A. informó oportunamente a la junta directiva y sus accionistas la decisión de amortizar en alícuotas diarias según lo autorizado en dicha resolución la pérdida total de $2.413.1, producto de la aplicación de los márgenes ajustados de valoración, hasta alcanzar el 100% de las mismas en un período máximo de un año a partir de esta fecha, es decir la amortización venció el 18 de julio de 2007.

Los títulos objeto de la aplicación de los márgenes de valoración fueron los correspondientes a: "Títulos emitidos por Bancos", "Títulos emitidos por entidades del sector real", "Títulos emitidos por Fogafin" , "Títulos emitidos por otras entidades Financieras", "Otras Titularizaciones crediticias" y "Títulos deuda pública distintos de TES de orden diferente al nacional"; estos títulos fueron clasificados de acuerdo con la tasa de referencia a la cual se encontraban indexados DTF, IPC y TASA FIJA. El saldo pendiente de diferir al 30 de junio de 2007 es de $82.1. A diciembre 31 de 2007 no existe saldo diferido.

Así mismo, se elaboró en el instructivo a la aplicación de la resolución 1227 de julio/2006 por el departamento de organización y métodos, el cual fue aprobado y divulgado por el representante legal de la Corporación.



Negociables - Títulos Participativos

	Diciembre 2007		
	Capital social	**% participación**	**Valor de mercado**
En Entidades del Sector Real			
Mineros S.A.	$158,953.0	6.98	$44,646.8
En el Sector Financiero			
Banco de Occidente S.A.	4,110.8	0.26	7,509.4
			$52,156.2
En Fondos Comunes Ordinarios	-	-	35,960.6
			$88,116.8

	Junio 2007		
	Capital social	**% participación**	**Valor de mercado**
En Entidades del Sector Real			
Mineros S.A.	158,953.0	6.98	36,382.2
			36,382.2
En el Sector Financiero			
Banco de Occidente S.A.	$3,827.0	0.26	6,890.0
			$43,272.2
En Fondos Comunes Ordinarios	-	-	50,703.4
			$93,975.6

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

Diciembre 2007

	Valor patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalorización	Provisión
Aerocali S.A.	14,247.3	126,654	33.33%	2,258.5	3,356.8	3,356.8	1	-	-	3,356.8
Alimentos derivados de la Caña	32,191.5	52,000	0.31%	26.1	26.1	35.9	3	9.9	-	-
Aquacultivos del Caribe S. A.	8,092.9	106,000	5.47%	658.8	477.4	420.1	6	-	0	477.4
AV Villas (Acciones Preferenciales)	602,405.6	20,763	0.01%	27.5	76.8	37.6	1	-	4.7	34.7
Banco Corfivalle Panamá S.A.	USD$6,244.8	6,019,000	100.00%	12,126.80	12,126.8	12,581.8	1	455.0	-	-
Bladex S.A.	-	2,070	0.00%	40.4	41.4	78.4	1	37.0	-	-
C.I. Yumbo S.A.	25,348.9	11,001	0.10%	12.7	11.3	18.9	3	7.6	-	-
Cámara Compensación Divisas de Colombia S.A.	1,938.1	79,687,500	3.19%	79.7	79.7	61.8	2	-	17.9	-
Cámara Riesgo Central Contraparte de Colombia S.A.	-	167,156,298	-	167.1	167.1	-	-	-	-	-
Caribu Internacional S.A.	-	782,278,588	0.00%	782.3	782.3	-	-	-	-	782.3
Casa de Bolsa CorficolombianaS.A.	10,808.4	1,204,583	94.50%	4,286.5	7,320.4	10,347.0	1	3,026.6	-	-
Colombiana de Extrusión S.A. Extrucol	18,942.4	315,420	20.00%	2,526.0	1,784.8	3,715.9	2	1,931.1	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,355.8	1,964,422	99.99%	16,836.1	20,437.2	31,355.7	1	10,918.5	-	-
Colombina S.A.	295,724.5	32,683,321	7.59%	10,184.1	14,823.6	22,442.6	3	7,619.0	-	-
Compañía Aguas de Colombia	5,745.3	560,000	20.00%	448.4	1,096.7	1,096.7	4	-	-	827.9
Concesionaria Tibitoc S.A.	45,789.7	9,086,933	33.33%	12,799.5	9,822.7	14,789.4	1	4,966.7	-	-
Corporación Andina de Fomento	USD3,692.7	12	0.00%	287.2	176.2	272.1	8	95.9	-	-
Coviandes S.A.	103,301.4	68,002	0.25%	237.4	92.8	246.7	3	153.9	-	-
Deposito Central de Valores-Deceval	54,088.3	16,781	3.67%	822.1	1,273.0	1,990.9	1	717.9	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	92,605.1	31,665,997	94.87%	52,437.5	40,980.3	87,858.6	1	46,878.3	-	-
Eternit Colombiana S. A.	45,030.1	99,850	0.26%	138.8	69.6	115.4	3	45.8	-	-
Empresa de Energía de Bogotá (1)	5,723,877.9	3,271,505	3.81%	211,953.5	211,953.5	215,610.5	2	3,657.0	-	-
Fiduciaria Corficolombiana S.A.	29,650.1	18,774,477	94.50%	25,427.4	19,659.0	28,019.4	1	8,360.4	-	-
Fiduciaria Occidente S. A.	58,205.5	606,494	4.44%	1,840.9	1,762.9	2,602.8	1	839.9	-	-
Futbolred.com S.A.	336.4	120,000	35.67%	361.6	361.6	-	3	-	-	361.6
Gas Natural S.A. E.S.P.	609,110.9	621,866	1.68%	27,796.8	27,796.8	30,631.2	2	2,834.4	-	-
Gasoducto del Tolima S.A.	10,138.2	230,711	5.80%	305.7	305.7	588.5	1	282.8	-	-
Hoteles Estelar de Colombia S.A.	130,188.6	24,920,837	84.91%	71,824.8	43,697.2	110,632.4	1	66,935.2	-	-
Huevos Oro Ltda.	10,902.3	1,133,593	99.99%	11,283.5	11,197.4	10,902.4	2	-	295.1	4,331.7
Inducarbón	-	2,528	0.09%	-	1.1	1.1	-	-	-	1.1
Industria Colombo Andina-Inca S.A.	23,309.3	1,985,607	0.67%	44.3	43.9	147.6	3	103.7	-	-
Industrias Lehner S.A.	21,935.7	24,111,860	49.83%	12,652.8	12,652.8	10,815.9	3	-	1,836.9	-
Jardin Plaza S.A.	33,817.7	888,000	17.76%	10,031.1	10,031.1	11,778.5	3	1,747.4	-	-
Leasing de Occidente S.A.	170,374.5	345,435,408	45.24%	56,009.2	61,381.2	77,079.6	1	15,698.5	-	-
Leasing Corficolombiana S.A.	53,815.7	109,394,977	94.50%	34,841.6	37,116.5	53,816.5	1	16,700.0	-	-
Lloreda S.A.	145,664.8	419,990,393	56.26%	65,955.6	131,324.0	-	1	-	32,572.4	98,751.6
Mavalle S.A.	7,158.1	30,000	3.75%	257.3	257.3	264.4	3	7.1	-	-
Metrex S.A.	8,164.3	321,782	10.11%	168.4	168.4	359.2	3	190.8	-	-
Organización Pajonales S.A	73,822.9	1,060,813	94.99%	24,757.9	24,757.9	70,126.5	3	45,368.6	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	99.9	-	9	-	-	99.9
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	-	-	-	257.3
Pizano S.A.	186,781.3	23,327,594	36.00%	31,503.4	27,591.9	27,591.9	3	-	-	2,537.3
Plantaciones Unipalma de los Llanos S.A.	48,486.0	1,054,175,677	54.53%	19,174.3	12,665.8	26,439.0	2	13,773.2	-	-
Proinversiones S.A.	2,994.9	437,266	3.02%	9.6	9.6	9.6	3	-	-	3.8

Continúa ⟶

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad *(Continuación)*



Diciembre 2007

	Valor patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalori- zación	Provisión
Promisión Celular S.A. Promicel	16,359.4	4,680,420	16.64%	5,642.5	4,803.8	3,067.6	8	-	1,736.2	-
Promotora de Inversiones Ruitoque S. A.	41.4	43,289,334	3.03%	703.7	747.8	747.8	4	-		281.4
Promotora la Enseñanza S.A.		490,042	2.45%	69.8	69.8	-	-			69.8
Promotora la Alborada S.A.		991,383,354	1.83%	316.3	316.3	-	-			316.3
Promotora y Comercializadora Turística Santamar S.A.	15,994.7	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	3	-	-	2,914.6
Proyectos de Infraestructura S.A.	89,678.4	34,389,667	88.25%	105,204.7	68,375.9	89,316.6	1	20,940.7	-	-
Sociedad de Inversiones en Energía S.A.	366,298.8	14,485,627	10.31%	21,174.6	18,985.4	40,558.8	2	21,573.4	-	-
Sociedad Hotelera Cien Internacional S.A.	17,291.5	133,393	0.39%	60.9	58.4	68.1	3	9.7	-	-
Sociedad Transportadora de Gas del Oriente S.A.	49,257.7	18,534,891	20.00%	3,705.6	4,023.3	9,860.3	3	5,837.0	-	-
Tejidos Sintéticos de Colombia S.A.	19,004.5	52,786,049	94.99%	13,648.7	15,688.9	18,052.3	1	2,363.4	-	-
Textiles el Espinal S.A.	35,675.1	7,107,259	8.56%	2,399.1	2,399.1	2,399.1	1	-	-	479.8
Valle Bursátiles	744.5	509,277	5.05%	34.7	31.2	38.5	3	7.3	-	-
Valora S.A.	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	24,078.9	2	4,831.0	-	-
Valores de Occidente S. A.	2,947.2	1,162,713	48.99%	2,357.3	2,257.4	1,326.2	3	-	931.2	-
Ventas y Servicios S. A.	1,827.7	64,599	19.90%	232.6	219.8	363.9	3	144.1	-	-
Provisión General de Inversiones (2)					$896,839.40			$309,068.8	$27,394.4	$116,304.7

(a) No presentan valor patrimonial porque la Corporación no tenía información actualizada a diciembre 31 de 2007, estas inversiones están totalmente provisionadas.

(b) No presenta valor patrimonial por ser una empresa de reciente creación.

(*) Corresponde al valor de mercado para las inversiones adquiridas antes del 31 de agosto de 2002.

(**) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor patrimonio al 30 de noviembre 2007
(2) Valor patrimonio al 31 de octubre de 2007
(3) Valor patrimonio al 30 de septiembre de 2007
(4) Valor patrimonio al 31 de agosto de 2007
(5) Valor patrimonio al 30 de junio de 2007
(6) Valor patrimonio al 31 de diciembre de 2006
(7) Valor patrimonio al 30 de septiembre de 2006
(8) Valor patrimonio al 30 de junio de 2006
(9) Valor patrimonio al 31 de mayo de 2006
(10) Valor patrimonio al 30 de noviembre de 2005
(11) Valor patrimonio al 31 diciembre de 1996

Con Alta y Media Bursatilidad

	Capital social	Número de acciones	% de participación	Costo de adquisición	Valor en bolsa	Valor de mercado
			Diciembre 2007			
Con alta bursatilidad						
Tablemac S.A.	35,557.6	3,019,057,079	11.88	4,226.6	10.31	31,126.5
Enka de Colombia (2)	62,597.7	34,448,128		1,963.3	15.10	520.2
Con media bursatilidad						
Promigas S.A.	13,198.5	19,123,532	14.37	$480,780.9	38,257.11	$731,611.1
AV Villas (Acciones ordinarias (3))	22,473.1	45,677	0.00	140.4	3,539.79	161.7
				$485,007.5		$763,419.5
Otros Títulos- Fibratolima						$1,347.3
Total inversiones disponibles para la venta						**$1,661,606.2**

(1) En diciembre 26 de 2007, se realizó la fusión de la Corporación con Proyectos de Energía S.A. como parte de los activos la Corporación recibió 2,017,721 acciones de la Empresa de Energía de Bogotá por $134,493,7 (Ver nota 4)

(2) En octubre de 2007, la inversión en Enka de Colombia cambió su bursatilidad pasando de ninguna cotización a alta bursartilidad, la reclasificación generó un ingreso por reintregro de provisión de $1,172.3

(3) En septiembre de 2007, la inversión en Banco AvVillas cambió su bursatilidad pasando de baja bursatilidad a media bursatilidad, la reclasificación no generó efectos en estado de resultados de este semestre.



Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad

Junio 2007

	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalori-zación	Provisión
Aerocali S.A.	11,950.0	126,654	33.33%	2,258.5	3,356.8	3,982.9	2	-	-	3,356.8
Alimentos derivados de la Caña	33,371.6	52,000	0.25%	26.1	26.1	38.9	6	12.8	-	-
Aquacultivos del Caribe S. A.	7,680.1	106,000	5.47%	658.8	477.4	420.1	6	-	57.3	-
AV Villas (Acciones Ordinarias) (b)	537,509.0	11	0.00%	-	-	-	2	-	-	-
AV Villas (Acciones Preferenciales)	537,509.0	20,763	0.01%	27.5	80.5	33.5	2	-	12.3	34.7
Banco Corfivalle Panamá S.A.	USD$6,245.6	6,019,000	100.00%	11,800.9	11,800.9	12,245.2	2	444.3	-	-
Bladex S.A.		2,070	0.00%	220.9	40.4	78.6	1	38.2	-	-
C.I. Yumbo S.A.	21,918.9	11,001	0.10%	12.7	11.3	13.7	6	2.4	-	-
Cámara Compensación de Divisas de Colombia S.A	2,494.8	79,687,500	3.19%	79.7	79.7	79.5	6	-	-	-
Caribu Internacional S.A. (a)		782,278,588	0.00%	782.3	782.3			-	-	782.3
Casa de Bolsa Corficolombiana S.A.	7,605.8	1,186,510	94.50%	4,141.9	7,175.8	7,320.4	2	144.6	-	-
Colmotores S.A.	610,285.6	38,496	0.12%	246.3	78.9	898.6	2	819.7	-	-
Colombiana de Extrusión S.A. Extrucol	16,832.2	315,420	20.00%	2,526.0	1,784.8	3,390.5	2	1,605.7	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,041.7	1,964,422	99.99%	21,781.4	20,437.2	31,041.6	2	10,604.4	-	-
Colombina S.A.	281,954.6	32,683,321	7.59%	10,184.1	14,823.6	21,297.7	3	6,574.1	-	-
Compañía Aguas de Colombia	5,629.6	560,000	20.00%	448.4	1,096.7	1,125.9	6	-	90.0	841.0
Concesionaria Tibitoc S.A.	45,873.9	9,086,933	33.33%	12,799.6	9,822.7	14,817.5	3	4,994.8	-	-
Corporación Andina de Fomento	USD3,692.7	12	0.00%	181.6	171.4	264.7	6	93.3	-	-
Coviandes S.A.	112,504.4	68,002	0.25%	237.4	92.8	228.0	6	135.2	-	-
Deposito Central de Valores-Deceval	45,245.5	16,781	3.67%	1,080.9	1,273.0	1,612.3	2	339.3	-	-
Enka de Colombia S.A.	404,645.4	20,734,072	0.35%	1,721.8	2,205.4	1,416.2	4	-	671.9	1,172.3
Estudios Proyectos e Inversiones de los Andes S. A.	91,291.0	31,665,997	94.87%	56,741.0	40,980.3	86,612.0	2	45,631.7	-	-
Estuidos y Desarrollos de Infraestuctura S.A. (d)	3,609.0	882,512	88.25%	1,398.6	1,398.6	3,184.9	3	366.0	-	-
Eternit Colombiana S. A.	43,773.6	99,850	0.26%	138.8	69.6	109.5	1	39.9	-	-
Empresa de Energía de Bogotá (c)	5,305,210.0	1,253,787	1.46%	77,459.7	77,459.7	77,459.7	2	-	-	-
Fiduciaria Corficolombiana S.A.	29,309.1	18,774,476	94.50%	25,427.4	19,659.0	27,742.1	2	8,038.1	-	-
Fiduciaria Occidente S. A.	48,690.6	562,189	4.40%	1,561.8	1,483.8	2,180.8	4	697.0	-	-
Futbolred.com S.A.	336.4	120,000	35.67%	361.6	361.6	119.9	8	-	-	361.6
Gas Natural S.A. E.S.P.	506,262.2	621,866	1.68%	28,873.5	27,796.8	28,898.8	3	1,102.0	-	-
Gasoducto del Tolima S.A.	9,074.3	230,711	5.80%	305.7	305.7	526.9	4	221.2	-	-
General de Inversiones S.A.	1,057.0	1,890	94.50%	1.9	1.9	1.0	6	-	0.9	-
Hoteles Estelar de Colombia S.A.	106,837.7	24,504,786	84.91%	69,052.1	41,883.8	105,101.1	4	63,217.3	-	-
Huevos Oro Ltda.	10,841.9	1,133,593	99.99%	11,442.9	11,197.4	10,841.9	4	-	355.5	4,331.7
IBC Solutions	USD$2,036.5	2,499,275	37.50%	4,900.2	4,900.2	1,497.5	3	-	3,402.7	-
Inducarbón (1)		2,528	0.09%	0.3	1.1	1.1	10	-	-	1.1
Industria Colombo Andina-Inca S.A.	22,567.8	1,985,607	0.67%	44.3	43.9	151.2	6	-	-	43.9
Industrias Lehner S.A.	17,043.1	17,951,215	48.15%	9,513.5	9,984.4	8,097.6	4	-	1,886.8	-
Ingenio la Cabaña	359,208.3	535,436	2.85%	7,144.8	6,323.9	9,411.2	3	3,087.3	-	-
Jardín Plaza S.A.	32,028.3	888,000	17.76%	10,031.1	10,031.1	5,688.2	6	-	-	-
Leasing de Occidente S.A.	140,935.8	305,310,960	45.24%	47,227.2	52,599.2	63,761.1	2	11,161.9	-	-
Leasing Corficolombiana S.A.	51,453.4	99,951,575	94.50%	45,349.1	32,158.6	48,623.9	5	16,465.3	-	-
Lloreda S.A.	136,668.3	419,990,393	56.26%	66,255.9	131,324.0	76,889.6	2	-	32,572.4	98,751.6
Mavalle S.A.	6,966.7	30,000	3.75%	257.3	257.3	261.3	1	-	-	-
Metrex S.A.	7,840.2	321,782	10.11%	168.4	168.4	324.7	3	156.3	-	-
Organización Pajonales S.A	74,722.0	1,060,813	94.99%	24,757.9	24,757.9	70,980.7	3	46,222.8	-	-
Proyectos de Energía S.A.(c)		145,150,846	94.99%	129,189.2	162,489.5	131,465.4	3	-	23,194.1	7,830.0
Petróleos Colombianos Limited		17,107	0.05%	97.3	97.3		9	-	-	97.3
Petróleos Nacionales S.A.		6,235,383	19.54%	125.3	257.3		11	-	-	257.3

Continúa →

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad *(Continuación)*

Junio 2007

	Valor patrimonio	No. de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor patrimonial	(*)	Valorización de mercado	Desvalori- zación	Provisión
Pizano S.A.	175,850.8	23,327,594	36.00%	31,503.4	27,591.9	18,902.5	4	-	-	8,689.4
Plantaciones Unipalma de los Llanos S.A.	46,710.2	1,054,175,677	54.53%	19,174.3	12,665.8	25,470.7	4	12,804.9	-	-
Proinversiones S.A.	3,897.5	437,266	3.02%	9.6	9.6	5.8	7	-	-	3.8
Promisión Celular S.A. Promicel	16,359.4	4,680,420	16.64%	5,828.9	4,803.8	2,722.8	4	-	2,081.0	-
Promotora de Inversiones Ruitoque S. A.	41.4	43,289,334	3.03%	983.7	926.9	568.8	4	-	-	358.1
Promotora la Enseñanza S.A.(a)	-	490,042	2.45%	69.8	69.8	-		-	-	69.8
Promotora la Alborada S.A.(a)	-	991,383,354	1.83%	316.3	316.3	-		-	-	316.3
Promotora Inmobiliaria La Esperanza S.A.	6,997.3	11,089,059	55.51%	6,739.8	5,857.0	3,884.2	6	-	1,972.8	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	16,446.3	286,198,636	75.33%	10,277.7	8,802.8	6,602.3	4	-	2,200.5	2,580.7
Proyectos de Infraestructura S.A. (c)	100,311.9	34,389,667	88.25%	67,757.1	68,375.9	92,336.1	2	23,960.2	-	-
Sociedad de Inversiones en Energía S.A.	357,635.1	14,485,627	10.70%	21,198.3	18,985.4	38,412.4	3	19,427.0	-	-
Sociedad Hotelera Cien Internacional S.A.	17,300.0	133,393	0.39%	60.9	58.4	65.0	6	6.6	-	-
Sociedad Transportadora de Gas del Oriente S.A.	47,118.6	18,534,891	20.00%	4,779.1	4,023.3	9,277.2	5	5,253.9	-	-
Tejidos Sintéticos de Colombia S.A.	19,282.9	52,786,049	94.99%	13,648.7	15,688.9	18,316.8	4	2,627.9	-	-
Textiles el Espinal S.A.	3,849.6	7,107,259	8.56%	2,399.1	2,399.1	3,410.3	6	1,011.2	-	-
Valle Bursátiles	713.0	509,277	5.06%	34.7	31.2	36.2	2	5.0	-	-
Valora S.A.	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	22,433.1	3	3,185.2	-	-
Valores de Occidente S. A.	3,603.6	832,271	48.99%	1,671.3	1,571.5	1,760.8	2	189.3	-	-
Ventas y Servicios S. A.	1,915.5	64,599	19.90%	232.6	219.8	305.5	6	85.7	-	-
Provisión General de Inversiones								-	-	419.6
					$925,255.30			$290,772.50	$68,498.20	$132,965.6

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a junio 30 de 2007, estas inversiones están totalmente provisionadas.

(b) No se presenta valor de la inversión por ser menor el valor en libros con relación al valor en libros en cifras expresadas en millones de pesos.

(c) La Junta Directiva de la Corporación, autorizó recibir como dación en pago 1.253.787 acciones de la Empresa de Energía de Bogotá, para cancelar las obligaciones que tenía Proyectos de Energía S.A.. El monto de la operación se realizó así: Cancelación de la Cartera de Créditos por $44,419.5, intereses causados en cuentas contingentes $33,040.2, causación ingreso por diferidos $16,061.3, reversión de provisión de cartera de créditos $8,811.4. El total de la operación le generó a la Corporación un ingreso de $57,912.9.

(d) En abril de 2007 Proyectos de Infraestructura S.A. se escindió creándose la Empresa Estudios y Desarrollos de Infraestructura S.A. el monto escindido fue de $30,000.0, en junio de 2007, Estudios y Desarrollos de Infraestructura S.A. realizó una distribución anticipada de activos sociales, por entrar en proceso de liquidación, correspondiéndole a la Corporación $24,710.3, lo que generó un ingreso por $5,125.4. En septiembre de 2007 la Corporación registró la liquidación de la inversión esta operación generó un ingreso por $396.0.

(*) Corresponde al valor de mercado para las inversiones adquiridas antes del 31 de agosto de 2002.

(**) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor patrimonio al 30 de junio 2007

(2) Valor patrimonio al 31 de mayo de 2007

(3) Valor patrimonio al 30 de abril de 2007

(4) Valor patrimonio al 30 de marzo de 2007

(5) Valor patrimonio al 28 de febrero de 2007

(6) Valor patrimonio al 31 de diciembre de 2006

(7) Valor patrimonio al 30 de septiembre de 2006

(8) Valor patrimonio al 30 de junio de 2006

(9) Valor patrimonio al 31 de mayo de 2006

(10) Valor patrimonio al 30 de noviembre de 2005

(11) Valor patrimonio al 31 diciembre de 1996



Con Alta y Media Bursatilidad

	Junio 2007					
	Capital social	Número de acciones	% de paticipación	Costo de adquisición	Valor (*) en bolsa	Valor de mercado
Con alta bursatilidad						
Telemac S.A.	20,543.0	3,019,057,079	11.88	4,226.6	10.44	31,519.0
Con media bursatilidad						
Promigas S.A.	13,198.5	19,123,532	14.37	$480,780.9	25,489.08	$487,441.2
				$485,007.5		$518,960.2
						$1,347.3
Total inversiones disponibles para la venta						**$1,445,562.8**

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Super-intendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Diciembre	Junio	Diciembre	Junio
Aerocali S.A.	D	D	$3,356.8	$3,356.8
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	A	477.4	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombian S.A.	A	-		
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	C	D	827.9	841.0
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Enka de Colombia S.A. (*)	-	C	-	688.7
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Estudios y desarrollo de infraestructura S.A.	-	A	-	-
Eternit Colombiana S.A.	A	B	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
General de Inversiones S.A.	-	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	C	C	4,331.7	4,331.7
IBC Solutions	-	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	A	C	-	43.7
Industrias Lehner S.A.	A	A	-	-
Ingenio la Cabaña	-	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S.A.	D	E	98,751.6	98,751.6

Continúa ⟶



	Calificación		Provisión por riesgo Crediticio	
	Diciembre	Junio	Diciembre	Junio
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Proyectos de Energia S.A	-	A	-	-
Petróleos Colombianos Limited	E	E	99.9	97.4
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	B	C	2,537.1	8,689.8
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	281.4	358.1
Promotora Inmobiliaria La Esperanza S.A.	-	C	-	2,666.3
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,914.6	2,580.3
Promotora la Alborada S.A.	E	E	316.3	316.3
Promotora la Enseñanza S.A.	E	E	69.8	69.8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	B	A	479.8	-
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			$115,850.4	124,197.6
Provisión riesgo de mercado títulos participativos			34.7	8,348.4
Provisión general de inversiones			419.6	419.6
			116,304.7	$132,965.6
Provisión títulos mixtos Fibratolima			1,347.3	1,347.3
Provisión títulos de deuda			7,607.9	7,855.3
Total provisiones			125,259.9	$142,168.2

(*) EnKa de Colombia no presenta calificación por tener alta bursatildiad.

Provisión de Inversiones

	Diciembre	Junio
Saldo inicial	$142,168.2	$136,240.7
Mas:		
Provisión cargada a gastos del ejercicio	2,244.3	11,413.1
Ajuste en cambio	2.4	=
	144,414.9	147,653.8
Menos:		
Reintegros de provisión	19,155.0	4,739.8
Ajuste en cambio	-	13.8
Por liquidación de la inversión Agrotimbio	=	732.0
Saldo final	$125,259.9	$142,168.2



La siguiente es la maduración de la inversiones:

	Portafolio diciembre 31 de 2007						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	100,236	-	-	1,669	3,364	218,254	323,523
Disponibles	-	50	-	14,177	34,348	598,632	647,207
Al Vencimiento	9,560	-	-	11,165	13,380	49,972	84,077
Total general	109,796	50	-	27,011	51,093	866,858	1,054,808
Forward compra titulos consolidado							
Derechos	84,413	-	-	-	-	-	84,413
Obligacion	-84,498	-	-	-	-	-	-84,498
Total	-85	-	-	-	-	-	-85
Forward venta titulos consolidado							
Derechos	-201,811.9	-	-	-	-	-	-201,811.9
Obligacion	202,530.5	-	-	-	-	-	202,530.5
Total	719	-	-	-	-	-	719
Forward compra divisas							
Derechos	1,063,208.0	97,190.7	124,905.0	239,930.9	79,794.0	-	1,605,028.8
Obligacion	-1,060,613.9	-101,690.4	-125,524.7	-237,526.2	-79,505.54	-	-1,604,860.9
Total	2,594.1	-4,499.6	619.7	2,404.7	288.6	-	168.0
Forward venta divisas							
Derechos	1,230,388.9	95,163.9	328,636.4	153,261.2	121,411.0	1,705.1	1,930,566.4
Obligacion	-1,221,287.9	-94,296.5	-312,105.0	-153,309.0	-120,314.4	-1,704.5	-1,903,017.3
Total	9,101.0	867.4	16,531.4	-47.8	1,096.6	0.6	27,549.1

	Portafolio junio 30 de 2007						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	Total general
Portafolio consolidado							
Negociables	49,448	11,866	2,861	3,533	23,949	408,491	500,147
Disponibles	-	-	-	-	10,120	433,903	444,022
Al Vencimiento	1,428	202	535	2,227	20,676	49,539	74,608
Total general	50,876	12,068	3,396	5,760	54,745	891,933	1,018,777
Forward compra titulos consolidado							
Derechos	220,495	1,994	804	-	-	-	223,293
Obligacion	-220,965	-1,995	-805	-	-	-	-223,765
Total	-470	-1	-1	-	-	-	-472
Forward venta titulos consolidado							
Derechos	209,453.1	-	-	-	-	-	209,453.1
Obligacion	-207,422.1	-	-	-	-	-	-207,422.1
Total	2,031	-	-	-	-	-	2,031
Forward compra divisas							
Derechos	913,360.0	269,601.1	8,664.3	237,715.4	218,617.8	9,803.1	1,657,761.7
Obligación	-925,048.4	-278,127.3	-8,631.8	-251,219.5	-223,760.1	-9,825.2	-1,696,612.4
Total	-11,688.4	-8,526.2	32.5	-13,504.2	-5,142.3	-22.1	-38,850.7
Forward venta divisas							
Derechos	1,204,688.5	253,945.2	168,705.4	192,476.8	169,035.4	132.7	1,988,984.1
Obligacion	-1,179,805.3	-222,281.2	-159,622.2	-173,675.2	-154,548.5	-129.4	-1,890,061.8
Total	24,883.1	31,664.0	9,083.3	18,801.6	14,486.9	3.3	98,922

(8) Cartera de Créditos

A diciembre 31 de 2007 no presenta saldo por Cartera.
Al 30 de junio de 2007 correspondía a cartera comercial
vigente - otras garantías por valor de $91.3.

El siguiente es el detalle de la cartera por zona geográfica:

Ciudad	Junio 2007	
	Saldo	% participacion
Bogotá	$91.3	100
Total (*)	$91.3	-

(*) La disminución de la cartera obedece a la cancelación del crédito de proyectos de energía como se comenta en la Nota 6.

El siguiente es el detalle de la cartera por destino económico:

Ciudad	Junio 2007	
	Saldo	% participacion
Comercio al por mayor y al por menor	$91.3	100
	$91.3	-

Al 30 de junio de 2007 la Corporación evaluó el 100%
de la cartera de créditos, intereses y otros conceptos. El
resultado de la calificación fue el siguiente:

	Junio 2007							
	Capital	Intereses	Otros conceptos	Total	Garantía	Capital	Provisión intereses y otros	Total provisión
Otras Garantías								
Comercial								
A - Normal	$91.3	1.1	$11,146.8	$11,239.2	-	0.9	527.2	528.1
B - Aceptable	-	-	0.2	0.2	-	-	-	-
C - Apreciable	-	-	1.5	1.5	-	-	1.5	1.5
D - Significativo	-	-	2.5	2.5	-	-	2.5	2.5
E - Irrecuperable	-	-	212.5	212.5	-	-	212.5	212.5
	91.3	1.1	11,363.5	11,455.9	-	-	743.7	744.6
Provisión General	-	-	-	-	-	0.9	-	0.9
	$91.3	1.1	11,363.5	11,455.9	-	1.8	743.7	743.7



Provisión para Cartera de Créditos

	Diciembre	Junio
Saldo inicial	$1,8	$9,307.2
Mas:		
Provisión cargada a gastos		$-$
		9,307.2
Menos:		
Reintegros de provisión llevadas a ingreso comercial	1.8	9.305.4
Saldo final		1.8
Total Cartera de Creditos	$-$	$89.5

(9) Aceptaciones y Derivativos

	Diciembre	Junio
Derechos operaciones de contado	$101,835.3	190,277.7
Obligaciones operaciones de contado	(101,917.0)	(190,469.9)
Derechos operaciones forward	3,653,180.2	3,711,660.0
Obligaciones operaciones forward	(3,625,071.0)	(3,651,211.0)
Derechos de venta futuros	67,456.2	20,568.0
Obligaciones de venta futuros	(67,200.7)	(20,568.0)
Derechos swaps	475,707.0	1,649.0
Obligaciones swaps	(471,249.9)	(1,279.0)
Utilidad Call sobre divisas	59.1	-
Pérdida Put sobre divisas	(22.9)	-
	$32,776.3	60,626.8

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	Junio 2007				Diciembre 2006			
	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	2,178,153.7	17.82	1,842,087.0	13.74	1,848,733.5	2.95	1,619,586.9	1.29
Títulos	186,301.6	-24.05	167,676.4	3.57	245,288.8	-22.40	161,889.2	-26.55
	2,364,455.3		2,009,763.4		2,094,022.3		1,781,476.1	
Obligaciones								
Divisas	2,142,583.2	22.23	1,844,028.1	11.39	1,752,902.1	0.59	1,655,499.6	31.01
Títulos	185,406.7	-24.16	167,896.5	3.54	244,456.1	-23.06	162,162.8	-8.88
	2,327,989.9		2,011,924.6		1,997,358.2		1,817,662.4	
	Utilidad		Pérdida		Utilidad		Pérdida	
Resultado Promedio								
Mensual	6,197.5	-71.80	4,691.8	100.00	21,978.4	10.66	17,023.3	100.00

Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 31 de diciembre y 30 de junio de 2007.
No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.



(10) Cuentas por Cobrar

Provisión para Cartera de Créditos

	Diciembre	Junio
Intereses		
Cartera de créditos	$-	1.1
Otros:		
Fondos Interbancarios vendidos	0.1	75.9
Préstamos a empleados	13.4	74.1
Diversos	637.4	195.5
	$650.9	346.6
Otras		
Dividendos y participaciones	$6,108.9	10.293.0
Arrendamientos	277.0	313.1
Venta de bienes y servicios (1)	48,103.2	7.462.7
Pagos por cuenta de clientes	179.9	183.9
Anticipos contratos y proveedores	9,040.7	1,822.9
Adelantos al personal	57.8	53.5
Impuesto a las ventas por pagar Débito	1,980.0	2,993.3
Diversos (2)	11,176.0	35.086.2
	$76,923.5	58,208.6

Provisión para Cuentas por Cobrar

	Diciembre	Junio
Saldo inicial	$2,098.3	1,618.6
Más:		
Provisión cargada a gastos de operación comercial	53.4	153.1
Ajuste contabilización período anterior	=	495.7
	2,151.7	2,267.4
Menos:		
Reintegros de provisión comercial	272.9	169.1
Castigos cuentas por cobrar	17.6	=
	$1,861.2	2,098.3

(1) A diciembre 31 de 2007 este rubro comprende : Interconexión Electríca S.A. por $38,000, Ingenio la Cabaña por $6,343.8. A Junio 30 de 2007: Valora S.A. $1,559.6, Sain Ingenieros S.A. $1,559.6, Fiducol S.A. $1,121.9 Cargraphics S.A. $432.9, Concecol Ltda.. $2,013.7, Inversiones Gaviria S.A. $449.7, Acrecer S.A. $346.3.

(2) A diciembre 31 de 2007: Operaciones de Mesa de dinero con los siguientes clientes: Union Bank of Switzerland $5,977.8, Bancolombia $686.6, Montajes Morelco Ltda. $321.3, Subfondo Bear Stearns & Co. Inc. $169.6. A junio 30 de 2007: Cuentas por cobrar por operaciones de recompra por parte de la República de Colombia de Bonos emisión 2009 y 2010 con fecha de cumplimiento julio 5 de 2007 correspondiente a los siguiente clientes: Wachovia Securities $29,305.4, operaciones de la Mesa de dinero con los siguientes clientes: Aseguradora Colseguros S.A. $1,581.7, Standard Bank London N.Y $701.1.

(11) Bienes Realizables y Bienes recibidos en dación en pago

Bienes recibidos en pago

	Diciembre	Junio
Bienes inmuebles	$27,845.2	33,421.3
Bienes muebles	2,460.4	2,460.4
	30,305.6	35,881.7
Menos provisión	(24,687.5)	(29,026.6)
	$5,618.1	6,855.1

Bienes no utilizados en el objeto social

	Diciembre	Junio
Terrenos	$585.9	596.0
Edificios	=	60.2
	585.9	656.2
Depreciación	=	(58.5)

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

Menor de	Menor de 1 año	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
31 de diciembre						
Inmuebles	$-	448.7	2,984.0	24,412.5	27,845.2	22,227.1
Muebles	=	728.8	1,654.1	77.5	2,460.4	2,460.4
	=	1,177.5	4,638.1	24,489.9	30,305.6	24,687.5
30 de junio						
Inmuebles	$-	444.1	5,682.6	27,294.6	33,421.3	26,566.2
Muebles	728.8	=	1,731.6	=	2,460.4	2,460.4
	$728.8	444.1	7,414.2	27,294.6	35,881.7	29,026.6

La Administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.



Provisión para Bienes recibidos en Pago

	Diciembre	Junio
Saldo inicial	$29,026.6	$42,537.5
Más:		
Provisión cargada a gastos del ejercicio (*)	<u>73.3</u>	<u>314.0</u>
	29,099.9	42,851.5
Menos:		
Reintegros de provisión	17.2	72.5
Utilización venta bienes recibidos en pago	<u>4,395.2</u>	<u>13,752.4</u>
	$24,687.5	$29,026.0

(*) En la provisión de bienes recibidos en pago se contabilizó durante el primer semestre de 2007 una provisión adicional de $99,4 correspondiente a la provisión de derechos en fideicomiso de bienes recibidos en pago.

(12) Propiedades y Equipo

	Diciembre	Junio
Terrenos	$3,281.3	3,525.7
Edificios	11,544.2	13,965.2
Equipo, muebles y enseres	9,084.3	8,942.1
Equipos de Computo	8,929.4	9,278.9
Vehículos	903.8	932.4
Equipo de Movilización (Acensores)	360.7	-
	34,103.7	36.644.3
Depreciaciones		
Edificios	(6,855.0)	(8,001.3)
Equipo, muebles y enseres	(7,553.6)	(7,826.5)
Equipos de computo	(8,477.1)	(8,878.3)
Vehículos	(297.0)	(253.0)
Equipo de Movilización y Maquinaria	(7.5)	-
	(23,190.2)	(24,959.1)
Menos:		
Provisión	-	300.0
Total propiedades y equipo	$10,913.5	11.385.2
Valorizaciones	20,541.8 (*)	19,908.8
	$20,541.8	19,908.8

(*) Este rubro comprende la valorizaciónde Activos Fijos por $19,774.9 y Bienes de Arte y cultura por $766.9.

La depreciación total registrada al gasto durante el segundo y primer semestre de 2007 fue de $632.5 y $642.1 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de diciembre y 30 de junio 2007 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los bienes, ni han sido cedidos en garantía prendaria.

(13) Otros Activos

Aportes Permanentes

Para los semestres de 2007 existían aportes permanentes en clubes sociales por $83.2.

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante los semestres terminados al 31 de diciembre de 2007 es el siguiente:

	Diciembre	Amortización	Cargos	Junio
Gastos anticipados				
Intereses	$0.5	1.2	1.4	$0.3
Seguros	320.0	1,824.7	2,061.3	83.4
Mantenimiento programas para computador	1.7	9.8	-	11.5
Comisiones pagadas por productos derivados	100.3	220.4	320.7	-
Otros	187.2	663.9	744.8	106.3
Cargos diferidos				
Organización y preoperativos	58.8	12.3		71.1
Remodelación	277.9	1,471.1	1,386.1	362.9
Estudios y proyectos	121.9	62.9	156.9	27.9
Programas para computador software	771.9	368.8	334.8	805.9
Útiles y papelería	24.4	95.3	86.0	33.7
Mejoras a propiedades tomadas en arriendo	292.8	854.5	1,130.3	17.0
Publicidad y propaganda	463.3	122.2		585.5
Impuestos	-	260.8	1.0	259.8
Contribuciones y afiliaciones	32.0	874.0	906.0	-
Pérdida en valoración de inversiones	-	82.1		82.1
Otros	-	432.3	364.6	67.7
	$2.652.7	7,356.3	7,493.9	$2,515.1



	Diciembre	Junio
Otros		
Créditos a empleados	$2,398.8	2,597.0
Otros créditos empleados	2.7	2.7
Depósitos en garantía	25.7	25.7
Depósitos en contratos de futuros	4,960.1	28,369.3
Bienes de arte y cultura	266.8	252.9
Derechos en fideicomiso (1)	45,117.1	57,141.7
Diversos (2)	7,395.9	10,599.2
	$60,167.1	98,988.5
(1) Derechos en fideicomisos		
Fideicomiso para desarrollo inmobiliario	$ 23,628.5	35,912.8
Fideicomiso de administración de cartera (*)	5,462.1	5,195.9
Fideicomiso bienes realizables y recibido en pago	15,680.9	15,687.4
Fideicomiso de propiedad y equipo	345.6	345.6
	$45,117.1	57,141.7

(2) Este rubro comprende a Diciembre de 2007: Anticipo de Renta $4,682.0, Retención en la Fuente $12.3, Sobrantes de anticipos y Retenciones $2,669.5, Anticipo de Industria y Comercio $28.5, Caja Menor $3.4. Junio 30 de 2007: Anticipo de Renta $3,707.4, Retención en la Fuente $6,782.6

(*) De acuerdo con la nota 3 "Cesión de activos, pasivos y contratos" de los Estados Financieros al corte de junio de 2006, se cedieron los derechos del Patrimonio B al Banco de Bogotá, en el contrato se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serán para Corficolombiana. Teniendo en cuenta que el Banco de Bogotà recuperó el valor nominal de este patrimonio, le cedió a la Corporación los derechos del Patrimonio B, por lo anterior se registró $7,170.8 con contra partida a un ingreso diferido, los cuales se están registrando en la medida que la fiduciaria reciba los pagos.

Calificación Créditos a Empleados

El siguiente es el detalle de la calificación de los Créditos
de Empleados y Exempleados:

	Diciembre				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A-Normal	$2.076.3	11.5	2.085.1	-	3.809.6
	$2.076.3	11.5	2.085.1	-	3.809.6
Calificación Créditos a Exempleados					
A-Normal	$277.6	1.9	279.5	-	367.1
D-Subnormal	0.2	0.0	0.2	-	0.2
E-Irrecuperable	47.3	0.0	47.3	39.8	80.1
	$325.1	1.9	327.0	39.8	447.4
	Junio				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A-Normal	$2.129.0	11.6	2.140.6	-	3.494.8
	$2.129.0	11.6	2.140.6	-	3.494.8
Calificación Créditos a Exempleados					
A-Normal	$304.8	1.4	306.2	-	652.3
B-Subnormal	3.0	0.1	3.1	-	9.0
E-Irrecuperable	160.2	17.7	177.9	166.5	190.6
	$468.0	19.2	487.2	166.5	851.9



Provisión de Activos

	Diciembre	Junio
Saldo inicial	$22,910.5	23,237.5
Más:		
Provisión cargada a gastos del ejercicio	113.3	240.6
	23,023.8	23,478.1
Menos:		
Reintegros de provisión	217.0	548.6
Utilización en venta derechos fideicomisos bienes recibidos en pago,	888.8	19.0
Castigo Préstamo de Ex empleados	109.6	-
Saldo final	$21,808.4	22,910.5

(14) Depósitos y Exigibilidades

	Diciembre	Junio
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$157,088.9	140,753.0
Emitidos igual a 6 meses y menos de 12 meses	249,453.4	233,995.5
Emitidos igual o superior a 12 meses	299,521.2	299,699.3
	$706,063.5	674,447.8
Cuentas de ahorro	256,162.9	188,673.4
Depósitos especiales	226.0	117.5
Bancos y corresponsales	2,310.1	3,911.2
Exigibilidades servicios bancarios	386.0	353.4
	$259,084.7	867,503.3

(15) Fondos Interbancarios Comprados y Pactos de Recompra

	Diciembre	Junio
Compromisos de Recompra de Inversiones	$451,779.6	$553,935.4
Fondos Interbancarios comprados	92,837.0	61,975.0
	$544,616.6	$615,910.4

Las tasas utilizadas en estas operaciones durante el período terminado el 31 de diciembre y 30 de junio de 2007 oscilaron entre el 9.77% y 8.17%; y entre 9.66% y 3.09% respectivamente.

(16) Créditos de Bancos y Otras Obligaciones Financieras

Los créditos de bancos y otras obligaciones financieras incluyen saldos con vencimientos a corto plazo, cuyo detalle se presenta a continuación:

	Junio 2007					
	Capital	Intereses	Tasa de interés efectica	Corto plazo	Mediano plazo	Total
Bancos del Exterior						
Dólares	$29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1
	$29,409.1	22.7	LIB+0.25%	29,409.1	-	29,409.1

(17) Cuentas por Pagar

	Diciembre	Junio
Impuestos		
Impuesto a las ventas por pagar	$-	705.1
Renta y complementarios	-	5,868.0
Industria y comercio	110.8	44.1
Timbres	1.4	-
Sobretasas y otros	5,156.8	5,074.9
Arrendamientos	582.9	658.4
Contribución sobre transacciones	12.2	5.5
Promitentes compradores (1)	598.4	1,374.0
Proveedores	1,248.6	988.8
Retenciones y aportes laborales	2,633.8	2,652.0
Cheques girados y no cobrados	154.0	213.9
Diversas (2)	3,602.1	2,670.8
	$14,101.0	20,255.5

(1) A diciembre 31 de 2007 este rubro corresponde a: Alianza Fiduciaria S.A. $260.0, Instituto Nacional de Concesiones $237.8, Inversiones Cygnus y Cía S.C.A $66.9, Otros $33.7. A Junio 30 de 2007 este rubro correspondía a: Alianza Fidudiciaria S.A. $757.7, Instituto Nacional de Concesiones $237.8. Otros $378.5

(2) A diciembre 31 de 2007 este rubro corresponde principalmente a cuentas por pagar por operaciones mesa de dinero: JP. Morgan Chase NY $353.0, BNP Paribas $273.5, Citibank $594.8, Interconexión Eléctrica $369.1, Isagen $116.4. A Junio 30 de 2007 este rubro correspondía principalmente a cuentas por pagar por operaciones mesa de dinero $1,519.4 por operaciones Foward, entre otros.



(18) Otros Pasivos

Obligaciones Laborales Consolidadas

	Diciembre	Junio
Cesantías consolidadas	$-	$172.3
Intereses sobre cesantías	-	9.9
Vacaciones consolidadas	-	1,028.0
Otras prestaciones sociales	1,174.3	289.0
	$1,174.3	$1,499.4

Pensiones de Jubilación

El estudio del cálculo actuarial se elabora de acuerdo al Decreto 2783/01, teniendo en cuenta una Tasa Dane del 10,547% y una Tasa de descuento 16,532%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado

	Diciembre	Junio
Monto total del cálculo actuarial	$1,239.1	$1,192.2
Valor pensiones causadas durante el semestre	37.8	62.7
Porcentaje de amortización	100%	100%

Ingresos Anticipados

El movimiento de los ingresos anticipados por el semestre
terminado al 31 de diciembre de 2007, es el siguiente:

	Diciembre	Cargos	Abonos	Junio
Comisiones	$424.9			$424.9
Comisiones recibidas por productos derivados	83.6	59.9	143.5	-
Otros	-	96.2	-	96.2
	$508.5	156.1	143.5	$521.1

Otros (abonos diferidos)

	Diciembre	Cargos	Abonos	Junio
Utilidad en venta de activos	$1,166.6	2,902.4	2,855.3	$1,213.7
Utilidad por ajuste valoración de inversiones (1)	-	1.7	-	1.7
Patrimonio autonomo B por amortizar (2)	5,107.6	4,781.6	5,047.7	4,841.5
Otros Abonos diferidos	507.7	89.8	597.5	-
	$6,781.9	7,775.5	8,500.5	$6,056.9

(1) Corresponde al ajuste y actualización de márgenes de valoración de acuerdo a la resolución 1227 de julio de 2006.

(2) Corresponde a Nota 12 en Derechos en Fideicomisos.

(19) Pasivos Estimados y Provisiones

	Diciembre	Junio
Obligaciones laborales	$1,174.3	$1,531.6
Impuestos de ICA	0.5	5,475.3
Multas y sanciones litigios, indemnizaciones	643.2	643.2
Multas y sanciones Superfinanciera	67.3	82.7
Diversos (1)	1,794.8	4,437.4
	$3,680.1	$12,170.2

(1) Incluye provisiones para cubrir gastos por servicios públicos y contingencia reclamación bonos pensionales 1998.



(20) Capital Social

Para los semestres del 2007 el capital autorizado era de $1,715, representado en acciones de valor nominal $10 pesos cada una.

	Diciembre 2007
Número Acciones Preferenciales	10,496,823
Número Acciones Ordinarias	154,884,915
Total acciones suscritas y pagadas	165,381,738

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(21) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 31 de diciembre y 30 de junio de 2007 la reserva legal era de $574,784.8

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 31 de diciembre y 30 de junio de 2007.

	Diciembre	Junio
Reserva valoración de inversiones negociables (1)	$380,665.6	$380,665.5
Otras reservas a disposición de la asamblea para futuros repartos	182,810.8	189,577,4
	$563,476.4	$570,242.9

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(22) Ganancias o Pérdidas no Realizadas en Inversiones

	Diciembre	Junio
Títulos Participativos		
Promigas S.A.	$250,830.1	$27,292.3
Tablemac S.A.	26,899.7	6,660.3
Enka de Colombia S.A.	(1,884.0)	-
Banco Av Villas S.A.	21.3	-
	275,867.1	33,952.6
Títulos de deuda	(16,420.0)	(19,231.9)
	$259,447.1	$14,720.7

(23) Cuentas Contingentes

	Diciembre	Junio
Acreedoras		
Avales	$252.5	$252.5
Garantía bancarias	46,741.9	53,540.1
Cartas de crédito	-	-
Obligaciones en opciones	47,671.2	23,807.9
Por litigios estipulados en moneda legal (*)	52,310.4	46,744.9
Otras contingencias	4,990.6	5,675.3
	$151,966.5	$130,020.7
Deudoras		
Derechos en Opciones	$47,719.5	$23,796.9
Pérdida fiscal por amortizar	49,147.5	170,047.7
Exceso renta presuntiva líquida ordinaria	216,294.4	165,899.1
Otras contingencias	1,790.9	2,051.4
	$314,952.3	$361,795.1

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

 Corficolombiana

(24) Cuentas de Orden

	Diciembre	Junio
Deudoras		
Bienes y valores entregados en garantía	$518,802.6	$642,986.3
Valorización de bienes recibidos en pago	6,659.5	6,812.9
Remesas y otros efectos enviados al cobro	45,902.2	44,668.5
Cheques negociados impagados	4,920.0	4,788.8
Activos castigados	210,328.8	212,324.9
Ajustes por inflación activos	82,431.7	90,512.2
Distribución capital suscrito y pagado	1,653.8	1,653.8
Cuentas por cobrar dividendos decretados	357.6	1,004.9
Dividendos derechos en especie por revalorización	4,045.3	4,045.2
Propiedades y equipo totalmente depreciados	15,234.8	15,801.8
Valor fiscal de los activos (*)	3,285,995.1	3,285,995.1
Inversión en títulos garantizados por la nación	245,045.6	123,855.0
Títulos aceptados por los establecimientos de crédito	56,242.4	92,039.5
Títulos para mantener hasta el vencimiento	38,987.8	1,115.3
Títulos disponibles para la venta - Deuda	380,150.6	119,684.6
Operaciones reciprocas	252,476.4	245,380.3
Otras	2,491,288.7	1,813,778.3
	$7,640,522.9	$6,706,447.4
Acreedoras		
Bienes y valores recibidos en custodia	$403.0	$373.8
Bienes y valores recibidos en garantía para futuros créditos	105,570.2	276,413.5
Garantías pendientes de cancelar	61,501.8	59,489.9
Bienes y valores recibidos en garantía-garantías idónea	15,668.4	27,046.6
Cobranzas recibidas	1,506.4	1,465.9
Bienes y valores recibidos - Otras garantías	-	57.0
Ajustes por inflación patrimonio	316,334.8	316,334.8
Corrección monetaria fiscal	-	0.6
Capitalización por revalorización del patrimonio	316,334.8	316,334.8
Rendimientos inversiones negociables títulos deuda	69,074.9	34,363.4
Rendimientos por anticipado de inversiones negociables títulos de deuda	-	1,681.6
Dividendos decretados inversiones negociables	1,488.0	1,375.9
Valor fiscal del patrimonio	1,616,373.8	1,616,373.8
Calificación cartera comercial	53,115.7	11,759.1
Calificación cartera consumo	2,401.4	2,599.7
Operaciones recíprocas	126,398.5	101,331.7
Otras cuentas de orden acreedoras	1,240,283.5	1,892,053.7
	$3,926,455.2	$4,659,055.8

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2006.

(25) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	Diciembre	Junio
Disponible		
Banco de Bogotá S. A.	$8,527.7	$22,320.5
Banco de Occidente S. A.	22,520.1	23,864.9
Inversiones		
Banco de Occidente S. A.	7,509.4	6,889.9
Cuentas por Cobrar		
Banco de Bogotá S. A.	-	742.4
Cuentas por Pagar		
Banco de Bogotá S. A.	20,869.8	13,040.1
Banco de Occidente S. A.	7,450.6	4,655.3
Ingresos Operacionales		
Banco de Bogotá S. A.	1,469.5	734.0
Banco de Occidente S. A.	1,436.0	728.2
Gastos Operacionales		
Banco de Bogotá S. A.	10.2	19.6
Banco de Occidente S. A.	190.0	121.7
Cuentas de Orden Deudoras		
Banco de Bogotá S. A.	9,154.0	23,698.7
Banco de Occidente S. A.	30,495.6	31,196.7
Cuentas de Orden Acreedoras		
Banco de Bogotá S. A.	22,339.3	13,775.6
Banco de Occidente S. A.	9,180.1	5,564.8



b. Operaciones con Compañías Vinculadas

	Diciembre	Junio
Inversiones		
Banco Corfivalle S. A. (Panamá)	$12,126.8	$11,800.9
Leasing Corficolombiana S. A.	37,116.5	32,158.7
Leasing de Occidente S.A.	84,826.5	78,597.4
Casa de Bolsa Corficolombiana S. A.	7,320.4	7,175.8
Valle Bursátiles S. A.	31.2	31.2
Valores de Occidente S. A.	2,257.4	1,571.4
Banco Av Villas S. A.	238.5	80.6
Fiduciaria Corficolombiana S. A.	19,659.0	19,659.0
Fiduciaria de Occidente S. A.	1,762.9	1.483.8
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Concesionaria Vial de los Andes S.A.	92.8	92.8
Industrias Lehner S.A.	12,652.9	-
Hoteles Estelar S. A.	43,697.2	41,883.8
Huevos Oro Ltda.	11,197.4	11,197.4
Lloreda S. A.	131,324.0	131,324.0
Organización Pajonales S. A.	24,757.9	24,757.9
Pizano S.A. en reestructuración	27,591.9	27,591.9
Plantaciones Unipalma de los Llanos S. A.	12,665.8	12,665.8
Promotora Inmobiliaria la Esperanza S. A.	-	5,857.0
Promotora y Comercializadora Turística Santamar S. A.	10,084.3	9,387.6
Proyectos de Energía S. A.	-	162,489.5
Proyectos de Infraestructura S. A.	68,375.9	68,375.9
Tejidos Sintéticos de Colombia S. A.	15,688.9	15,688.9
Valora S. A.	19,247.9	19,247.9
Provisión Inversiones		
Huevos Oro Ltda.	4,331.7	4,331.7
Lloreda S. A.	98,751.6	98,751.6
Promotora Inmobiliaria la Esperanza S. A.	-	2,666.3
Promotora y Comercializadora Turística Santamar S. A.	3,209.2	2,874.2
Banco Av Villas S. A.	34.6	34.6
Pizano S.A. en reestructuración	2,537.7	-
Cuentas por Cobrar		
Casa de Bolsa Corficolombiana S. A.	71.3	13.6
Leasing Corficolombiana S. A.	152.4	278.7
Fiduciaria Corficolombiana S. A.	83.3	74.6
Fiduciaria de Occidente S.A.	-	95.4
Colombiana de Licitaciones y Concesiones Ltda.	-	124.6
Huevos Oro Ltda..	5.4	-
Hoteles Estelar S. A.	1,417.4	3,187.7
Plantaciones Unipalma de los Llanos S.A.	-	765.1
Tejidos Sintéticos de Colombia S. A.	0.2	566.6
Industrias Lehner S.A.	14.5	-
Lloreda S.A.	17.5	-
Organización Pajonales S.A.	9,012.5	-
Proyectos de Infraestructura S.A.	0.2	-
Cargos Diferidos		
Seguros de Alfa S.A.	-	21.4

Continúa ——➤

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Diciembre	Junio
Valorizaciones		
Banco Corfivalle S. A. (Panamá)	455.0	444.3
Casa de Bolsa Corficolombiana S. A.	3,026.6	144.6
Fiduciaria Corficolombiana S. A.	8,360.4	8,038.1
Leasing Corficolombiana S. A.	16,699.7	16,465.3
Valle Bursátiles S. A.	7.3	5.1
Valores de Occidente S. A.	-	189.3
Fiduciaria de Occidente S.A.	840.0	697.0
Leasing de Occidente S.A.	15,698.4	11.161.9
Colombiana de Licitaciones y Concesiones Ltda.	10,918.5	10,604.4
Estudios, Proyectos e Inversiones de los Andes S.A.	46,878.4	45,631.6
Hoteles Estelar S. A.	63,935.2	63,217.3
Organización Pajonales S. A.	45,368.6	46,222.8
Plantaciones Unipalma de los Llanos S. A.	13,773.2	12,804.9
Concesionaria Vial de los Andes S.A.	153.9	135.2
Proyectos de Infraestructura S. A.	20,940.7	23,960.2
Tejidos Sintéticos de Colombia S. A.	2,363.4	2,627.9
Valora S. A.	4,830.9	3,185.2
Desvalorizaciones		
Industrias Lehner S.A.	1,836.9	-
Huevos Oro Lda.	295.0	355.8
Lloreda S. A.	32,572.4	32,572.4
Promotora Inmobiliaria la Esperanza S. A.	-	1,972.8
Promotora y Comercializadora Turística Santamar S. A.	-	2,200.5
Proyectos de Energía S.A.	-	23,194.1
Banco Av villas S. A.	4.6	12.3
Valores de Occidente S.A.	931.3	-
Depósitos y Exigibilidades		
Colombiana de Licitaciones y Concesiones Ltda.	16,004.9	2,105.8
Estudios, Proyectos e Inversiones de los Andes S.A.	23,068.0	22,200.9
Leasing Corficolombiana S. A.	22,521.5	1,234.1
Casa de Bolsa Corficolombiana S. A.	2,566.0	3,391.2
Plantaciones Unipalma de los Llanos S. A.	539.9	511.3
Valora S. A.	2.2	4,170.0
Industrias Lehner S.A.	10.8	-
Estudios, Proyectos e Inversiones de los Andes S.A.	1,746.9	1,746.9
Valora S.A.	226.2	226.2
Tejidos Sintéticos de Colombia S.A.	165.0	165.0
Proyectos de Infraestructura	-	1.9
Fondos Interbancarios		
Leasing Corficolombiana S. A.	-	15,315.1
Cuentas por Pagar		
Casa de Bolsa Corficolombiana S. A.	-	13.6
Colombiana de Licitaciones y Concesiones Ltda.	295.9	45.2
Estudios, Proyectos e Inversiones de los Andes s.a.	437.4	593.2
Fiduciaria Corficolombiana S. A.	-	4.9
Leasing Corficolombiana S. A.	5.9	4.9
A Toda Hora S. A.	-	0.9
Banco Popular S. A.	3,068.6	1,917.4
Leasing de Occidente S.A.	57.6	17.0
Fiduciaria Bogotá S.A.	38.2	5.0
Seguros de Vida Alfa S. A.	-	5.5

Continúa →



b. Operaciones con Compañías Vinculadas *(Continuación)*

	Diciembre	Junio
Hoteles Estelar S. A.	23.1	7.1
Plantaciones Unipalma de los Llanos S. A.	3.4	11.8
Industrias Lehner S.A.	0.2	-
Ingresos Operacionales		
Banco Corfivalle S. A. (Panamá)	-	1,139.2
Casa de Bolsa Corficolombiana S. A.	288.5	2,737.0
Leasing Corficolombiana S. A.	7,356.0	6,876.9
Leasing de Occidente S.A.	10,937.9	8,289.7
Fiduciaria Corficolombiana S. A.	3,537.9	3,669.0
Fiduciaria de Occidente S.A.	279.1	286.2
Banco Popular S.A.	38.7	-
Valores de Occidente S. A.	-	136.0
Almacenes generales de depósitos Almaviva	-	1.0
Colombiana de Licitaciones y Concesiones tda..	1,016.8	746.8
Estudios, Proyectos e Inversiones de los Andes s.a.	9,186.1	10,622.1
Hoteles Estelar S. A.	2,510.7	5,209.5
Huevos Oro Ltda.	5.2	-
Lloreda S. A.	15.1	-
Concesionaria Vial de los Andes S.A.	51.9	-
Organización Pajonales S. A.	12.5	6,196.8
Plantaciones Unipalma de los Llanos S. A.	1,097.1	1,020.2
Promotora y Comercializadora Turística Santamar S. A.	0.8	35.3
Proyectos de Energía S. A.	-	38,511.0
Proyectos de Infraestructura S. A.	15,155.7	10,058.5
Tejidos Sintéticos de Colombia S. A.	8.6	1,216.8
Valora S. A.	11.6	-
Industrias Lehner S.A.	12.5	-
Ingresos No Operacionales		
Banco Corfivalle S. A. (Panamá)	21.5	25.4
Casa de Bolsa Corficolombiana S. A.	98.7	17.3
Fiduciaria Corficolombiana S. A.	75.5	89.1
Leasing Corficolombiana S. A.	31.7	-
Banco Av Villas S. A.	1.1	1.7
Colombiana de Licitaciones y Concesiones Ltda.	23.3	23.3
Pizano S. A. En restructuración	6,152.5	-
Proyectos de Infraestructura S. A.	2.2	12.6
Plantanciones Unipalma S.A.	0.7	-
Promotora y Comercializadora Turística Santamar S.A.	3.3	-
Tejidos Sintéticos de Colombia S. A.	0.1	-
Valora S. A.	1.3	-
Gastos Operacionales		
Casa de Bolsa Corficolombiana S. A.	511.1	446.5
Fiduciaria Corficolombiana S. A.	8.0	9.7
Leasing Corficolombiana S. A.	692.1	666.9
A Toda Hora S. A.	16.6	11.6
Leasing de Occidente S.A.	583.2	162.3
Fiduciaria Bogotá S.A.	265.4	4.3
Banco Popular S.A.	961.8	-
Banco Av Villas S.A.	485.7	-
Seguros Alfa S. A.	-	40.0
Colombiana de Licitaciones y Concesiones Ltda.	511.4	26.3
Estudios, Proyectos e Inversiones de los Andes S.A.	969.9	899.3
Industria Lehner S.A.	0.2	-

Continúa ➜

b. Operaciones con Compañías Vinculadas *(Continuación)*

	Diciembre	Junio
Pizano S.A. en reestructuración	-	8.2
Plantaciones Unipalma de los Llanos S. A.	23.5	43.2
Proyectos de Energía S. A.	0.8	-
Promotora y Comercializadora Turística Santamar S.A.	338.2	-
Cuentas de Orden Deudoras		
Colombiana de Licitaciones y Concesiones Ltda.	2,390.5	1,441.1
Banco Corfivalle Panamá	461.1	
Banco Popular S.A.	961.8	-
Banco AvVillas	685.0	33.7
Casa de Bolsa Corficolombiana S.A.	10,929.3	460.1
Fiduciaria Corficolombiana S.A.	110.8	84.3
Fiduciaria Bogotá S.A.	265.4	4.3
Fiduciaria de Occidente S.A.	2,602.9	2,276.2
A. T. H. A Toda Hora S.A.	16.6	11.6
Estudios, Proyectos e Inversiones de los Andes S.A:	22,049.4	12,884.1
Hoteles Estelar S. A.	22,189.1	19,688.9
Huevos Oro Ltda.	523.2	523.2
Leasing Corficolombiana S. A.	54,660.7	13,386.7
Leasing de Occidente S.A.	101,108.2	19,468.6
Lloreda S. A.	19,049.3	19,049.3
Organización Pajonales S.A.	6,196.8	6,196.8
Plzano S.A.	1,836.0	-
Plantaciones Unipalma de los Llanos S. A.	279.7	1,889.1
Promotora Inmobiliaria la Esperanza S. A.	-	1,906.9
Promotora y Comercializadora Turística Santamar S. A.	80.8	80.8
Proyectos de Energía S. A.	-	2,678.5
Proyectos de Infraestructura S. A.	27,499.7	12,355.6
Seguros Alfa S.A.	400.1	61.4
Seguros de Vida alfa S.A.	31.8	-
Tejidos Sintéticos de Colombia S. A.	2,649.0	3,205.0
Concesionaria Vial de los Andes S.A.	94.1	-
Valle Bursátiles S. A.	38.5	3.4
Valora S. A.	3,813.5	3,813.5
Valores de Occidente S.A.	1,326.2	1,760.7
Cuentas de Orden Acreedoras		
Fiduciaria Corficolombiana S. A.	11,973.8	3,763.0
Fiduciaria Bogotá S.A.	38.2	5.0
Fiduciaria de Occidente S.A.	1,119.1	983.4
Casa de Bolsa Corficolombiana S.A.	5,979.8	3,851.3
Huevos Oro Ltda.	1,212.8	1,212.8
Leasing Corficolombiana S. A.	46,615.1	23,431.1
Leasing Bogotá S.A.	69.7	-
Leasing de Occidente S.A.	26,694.0	19,468.6
Promotora y Comercializadora Turística Santamar S. A.	21.5	13.2
Proyectos de Energía S. A.		169,006.1
Seguros de Vida Alfa S.A.	5.1	5.5
Valores de Occidente S.A.	931.3	325.3
Valle Bursátiles S.A.	7.3	
Banco Corfivalle Panamá	476.6	1,164.6
Banco Popular S.A.	3,107.3	1,917.4
Banco AvVillas	17.9	1.7
Concesionaria Vial de los Andes S.A.	3,000.0	-
Industrias Lehner S.A.	2.1	-
Tejidos Sintéticos de Colombia S.A.	1.0	-



c. Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

	Dciembre 2007		
	Accionistas	Junta Directiva	Representantes Legales
Activos	$7,545.5	$-	$45.9
Pasivos	28,200.2	249.4	40.4
Ingresos	2,798.9	-	1.1
Gastos	4,458.6	104.2	10.7

	Junio 2007		
	Accionistas	Junta Directiva	Representantes Legales
Activos	$7,639.8	$-	$63.7
Pasivos	17,847.4	222.6	41.4
Ingresos	1,352.4	-	9.7
Gastos	819.1	50.4	49.2

d. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2007 $64,087.2

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
1.97%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward Forward	Compra Venta	110,811.8 70,989.7 **181,801.5**	110,887.5 70,516.6 **181,404.1**
2.61%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward Forward	Compra Venta	80,590.4 33,070.5 **113,660.9**	82,230.9 32,236.2 **114,467.1**
2.74%	800,224,827	Fondo de Pensiones Obligatorias Horizonte	Forward Forward	Compra Venta	125,663.2 49,941.5 **181,801.5**	124,428.7 50,376.2 **181,404.1**

e. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a a junio 30 de 2007 $57,633.1

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligaciones
0.02%	800,159,085	Fondo de Cesantias Santander	Forward Forward	Venta Compra	52,736.0 58,818.3 **111,554.3**	52,936.0 58,835.0 **111,771.0**
2.93%	800,224,808	Fondo de Pensiones Obligatorias Porvenir	Forward	Venta	109,005.3	90,968.9
2.25%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward Forward	Compra Venta	115,676.0 117,435.4 **233,111.4**	123,743.8 117,636.6 **241,380.4**
3.14%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward	Compra	147,045.7	151,968.9
1.54%	800,231,967	Fondo de Pensiones Horizonte	Forward	Compra	88,227.4	97,401.2
0.00%	860,007,660	Banco de Credito	Forward	Compra	66,660.7	69,672.5
0.00%	800,192,773	Subfondo Bear Stearns & Co. Omnibus	Forward	Venta	78,383.6	79,992.9



(26) Ingresos Operacionales

El siguiente es el detalle de los ingresos operacionales otros:

	Diciembre	Junio
Dividendos y participaciones		
Epiandes S.A.	$9,165.2	10,602.4
Promigás S.A.	10,747.4	10,269.3
Proyectos de Infraestructura S.A	15,144.1	10,057.7
Leasing Corficololombiana S.A.	6,612.4	6,141.6
Leasing de Occidente S.A.	8,782.1	6,378.3
Sociedad de Inversiones en Energía	3,035.1	880.4
Concecol Ltda.	949.3	651.1
Casa de Bolsa Corficolombiana S.A.	144.5	2,632.1
Fiduciaria Corficolombiana S.A.	3,154.1	3,318.4
Concesionaria Tibitoc S.A	1,129.8	1,104.9
Banco Corfivalle Panamá	-	1,139.2
Hoteles Estelar	2,499.4	5,209.5
Unipalma	1,090.6	1,020.2
Empresa de Energía de Bogotá	1,713.6	-
Tesicol	-	1,216.8
Gas Natural	-	1,576.0
Estudios y Desarrollos de infraestructura	396.0	5,125.1
Colombina S.A.	-	1,372.7
Otros	345.8	3,180.8
	$64,909.4	$71,876.5
Recuperaciones Operacionales		
Reintegro Provisión cuentas por cobrar	272.9	169.2
Reintegros provisión cartera de créditos	1.8	9,305.4
Ingresos diversos	2,227.2	1,415.2
	$2,501.9	$10,889.8

(27) Gastos Operacionales - Otros

	Diciembre	Junio
Honorarios	$6,857.8	$1,843.9
Impuestos	3,314.1	10,199.6
Arrendamientos	932.1	1,284.6
Contribuciones y afiliaciones	1,075.2	822.7
Seguros	1,795.2	2,022.6
Mantenimiento y reparaciones	776.5	823.9
Adecuación e instalación de oficinas	91.2	121.9
Diversos:		
Servicios de aseo y vigilancia	359.6	355.1
Servicios temporales	336.3	295.1
Publicidad y propaganda	734.2	865.7
Relaciones públicas	111.0	87.3
Servicios públicos	706.3	611.0
Gastos de viaje	190.7	205.9
Transporte	676.0	625.0
Útiles y papelería	182.3	213.5
Gastos Operaciones consorcio	123.3	-
Donaciones	110.2	1.2
Pérdida en Liquidación de Inversiones (1)	2,198.3	-
Suscripciones y avisos	778.7	537.7
Portes de correo	44.5	44.2
Administración edificios	265.4	308.7
Cafetería	32.0	47.9
Gastos legales	0.8	141.6
Microfilmación y empaste	-	94.5
IVA deducible prorrateo	(123.8)	582.5
Servicio de Conexión	280.9	128.3
Misceláneos	571.7	1,157.2
	$22,420.5	$23,421.6

(1) Liquidación de la inversión Promotora Inmobiliaria la Esperanza $2,196.4

(28) Otras Provisiones

	Diciembre	Junio
Derechos en fideicomisos-Bienes recibidos en pago	$73.3	$413.4
Bienes recibidos en pago	113.3	138.6
Otros activos	3.0	-
	$189.6	$552.0

(29) Ingresos no Operacionales

	Diciembre	Junio
Utilidad en venta de:		
Bienes recibidos en pago	$4,673.9	$15,942.5
Propiedades y equipo	1,006.8	4,404.2
Arrendamientos	194.2	241.0
Recuperaciones:		
Bienes castigados	2,712.4	1,293.7
Reintegros provisión:		
Inversiones (1)	19,155.0	4,739.8
Propiedad y Equipo	300.0	-
Reintegro Bienes realizables y recibidos	17.3	72.5
Otras provisiones	47.2	103.7
Otras recuperaciones	7,589.6	2,840.2
Otros Activos	217.0	548.6
Diversos		
Ingresos bienes recibidos en pago	77.8	86.1
Otros (2)	16,543.2	5,409.5
	$52,534.4	35,681.7

(1) Al 31 de diciembre de 2007 corresponde al reintegro de la provisión de Proyectos de Energía S.A.$ 7,830.0 producto de la fusión como se explica en la nota 4.

(2) Al 31 diciembre de 2007 corresponde: Ingreso generado por la fusión de Corficolombiana con Proyectos de Energía S.A.$4,856.5, Utilidad en la venta de los derechos en fideicomiso Melendez 651-1 y Fideicomiso ciudad de Lili B por$5,858.6, Ingresos Fidubogota Patrimonios Autonomos $4,750.3. A junio 30 de 2007 rubro comprende ingresos de derechos en fideicomiso por $4,529.2

(30) Impuesto sobre la Renta

La siguiente es la conciliación entre la utilidad contable y
la renta gravable estimada

	Diciembre	Junio
Utilidad- pérdida antes de impuesto a la renta	$128,930.4	110,303.1
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	74,980.9	6,450.4
Ingreso valoración de inversiones renta variable	(6,963.8)	4,528.6
Provisiones no deducibles que constituyen diferencia temporal	2,277.2	11,851.7
Impuestos no deducibles (GMF), impuesto patrimonio	1,991.3	8,967.6
Impuesto industria y comercio y otros	(93.7)	465.2
Gastos de otras vigencias y otros gastos no deducibles	45,772.9	842.9
Pérdida en venta de inmuebles y acciones	13.0	794.4
Gastos imputables ingresos no gravados	2,024.9	120.0
Ingresos diferidos declarados años anteriores	-	(6,989.9)
Dividendos y participaciones no gravables	(126,323.9)	(69,313.0)
Diferencia por valoración de inversiones negociables renta fija	44,457.9	16,572.6
Reintegro provisiones no deducidas en años anteriores	(61,445.7)	(5,865.1)
Ingresos no gravados venta acciones e intereses no gravados	(1,032.8)	(1,331.3)
Renta ordinaria estimada a compensar	104,588.6	77,397.2
Compensación créditos fiscales	(104,588.6)	(77,397.2)
Renta presuntiva aplicable	$31,133.6	$27,265.0
Base gravable	$31,133.6	$27,265.0
Impuesto de renta (34%)	10,585.4	9,270.1
Total Impuesto de Renta estimado año	10,585.4	9,270.1
Impuesto de Renta Requerido	5,545.5	4,670.7
Exceso o (defecto) de provisión	22.5	369.3
Total gasto impuesto de renta	$5,568.0	$5,040.0

A diciembre de 2007, se incluyen los valores fiscales de Proyectos de Energía S.A. (entidad absorbida) según la nota 4.

Las declaraciones por impuesto de renta de los años 2005 y 2006 se encuentran en firme.

Al 31 de diciembre de 2007, la Corporación tiene registrada una pérdida fiscal ajustada por inflación, pendiente de amortizar por valor de $49,147.4 y un exceso de renta presuntiva sobre ordinaria de $216,294.4 con las cuales se compensará la Renta del 2007. Las normas fiscales establecen que las pérdidas fiscales registradas hasta el 2002, se podrán amortizar con las rentas obtenidas durante los cinco (5) años siguientes a su ocurrencia, las pérdidas generadas a partir de 2003 se podrán compensar dentro de los 8 años siguientes limitadas anualmente a un 25%; las obtenidas a partir del año 2007 se pueden amortizar sin límite en cualquier tiempo. Los excesos de renta presuntiva se podrán amortizar en 5 años.



(31) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre y 30 de junio de 2007 la relación lograda por la Corporación fue de cincuenta y uno punto once por ciento (51.11%) cuarenta y ocho punto sesenta y cuatro por ciento (48.64%), respectivamente.

(32) Contingencias

La Corporación inició proceso penal en relación con tres supuestos títulos, que no tienen sustento contable alguno que de muestra del depósito correspondiente. Al 31 de diciembre de 2007 estaba pendiente la decisión de una acción de tutela relacionada con el asunto

(33) Gestión de Activos y Pasivos

De acuerdo con la resolución 001 del 2 de enero de 1996 y la circular Externa 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses

	Diciembre	Junio
Disponible	$83,766	$94,953
Fondos Interbancarios	167,378	142,313
Inversiones Negociables	392,540	668,959
Inversiones No Negociables	651,873	430,450
Cartera de Crédito Comercial	-	98
Cuentas Por Cobrar	20,202	42,664
Aceptaciones Activas	31,871	58,867
Otros Activos	9,600	6,040
Total Posiciones Activas	$1,357,231	$1,444,344
Cdt's	368,050	372,635
Depósitos de Ahorro	120,925	151,979
Otros	2,922	8,361
Fondos Interbancarios	461,419	547,760
Créditos de Bancos	-	29,964
Cuentas por Pagar	66,583	45,847
Otros Pasivos	2,556	2,245
Pasivos Estimados y Prov.	27	573
Total Posiciones Pasivas	$1,022,484	$1,159,364

La Corporación de acuerdo a la regulación vigente calcula el riesgo de mercado con base en el modelo.

estándar establecido por la Superintendencia Financiera en la circular externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera).

Metodología según circular externa 009 de 2007	Diciembre	Junio
Riesgo por Módulos		
1- Tasa de Interés	$31,997	$41,359
2- Tasa de Cambio	4,385	2,223
3- Precio de Acciones	6,602	5,607
4- Carteras Colectivas	1,794	1,889
VeR Agregado	$44,778	$51,078

(34) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: La Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y División de Funciones: Las políticas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo(crédito,mercado,líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que encuentra bajo la Viciepresidentencia Ejecutiva.

Reportes a la Junta Directiva: La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: La Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la Medición de Riesgo: La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concenta (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo: Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los riesgos: Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites: Se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o con-



traparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de limites: Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes: Se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: La Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

Responsabilidad	Area	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Portafolios de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Gerencia Operaciones de Tesorería	Vicepresidencia Operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Operaciones

Recurso Humano: La Corporación cuenta con personal altamente calificado con amplia experiencia profesional. De la misma manera, se capacita al personal para que los funcionarios desarrollen nuevas habilidades y amplíen sus conocimientos en las diferentes actividades que se desarrollen en la Corporación.

Verificación de Operaciones: La Corporación cuenta con sistemas transaccionales que registran las operaciones activas y pasivas diariamente garantizando la oportunidad y precisión de la información contable para evitar errores que puedan alterar los resultados de la entidad.

Así mismo, en las operaciones de tesorería, la Corporación cuenta con mecanismos de verificación de las negociaciones realizadas como la grabación de las llamadas telefónicas y comunicaciones escritas de confirmación de las operaciones. Así la Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

De otra parte, se cuenta con sistemas de alto grado de seguridad, para recibir y trasladar los fondos con el fin de dar cumplimiento a las operaciones como son el Sebra del Banco de la República, Cenit, ACH, Swift y Deceval.

Auditoría: La Revisoría Fiscal y la Contraloría de la Corporación, se han mantenido informados de las operaciones que la Corporación realizó durante el año 2007 y en

sus visitas y verificaciones han efectuado recomendaciones las cuales han sido discutidas con la administración y aplicadas en los casos que corresponde.

(35) Revelación de Riesgos

Objetivos

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Pública Interna (en calidad de Creador de Mercado)

- Deuda Privada

- Divisas

- Instrumentos derivados moneda local

- Instrumentos derivados en moneda extranjera

Filosofía en la Toma de Riesgos

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo. Realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis

técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

RIESGO DE MERCADO

1. Posición Portafolio Pesos

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: Se limita el valor nominal de la posición en títulos de deuda pública, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento: Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda



pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. Límites de Pérdidas

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis

de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

RIESGO DE LIQUIDEZ

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

RIESGO DE CRÉDITO

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Los cupos se aprueban con vigencias de un año y revisiones semestrales. Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

1. Categorías de Riesgo de Contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

Categoría 4

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

RIESGO OPERACIONAL

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2007 son:

- Se continuó con la aplicación de la metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte diciembre 31 se cumplieron los pasos de identificación, medición y control de riesgos.



- Dando continuidad al proceso de capacitación institucional fueron capacitados los Oficiales de Riesgo Operacional de cada área, funcionarios encargados del registro de los eventos de riesgo operacional en el aplicativo desarrollado para este propósito. Con relación al proyecto de capacitación virtual se realizaron dos ciclos de prueba del producto, se espera contar con esta herramienta en producción a partir del mes de Febrero de 2008.

- Con relación a la base de datos de riesgo operacional, a partir del mes de agosto se inicio la captura de los eventos de riesgo operacional. A Diciembre 31 la base de datos contaba con 56 registros.

- Con relación al Plan de Continuidad de Negocio se contó con el acompañamiento de DELIMA MARSH para el desarrollo de este proyecto. A Diciembre 31, se cumplieron las fases de: Análisis de Impacto al Negocio, Definición de Estrategias y Construcción de Planes por área. Para el primer semestre de 2008, se espera desarrollar las tareas preventivas identificadas y ejecutar las pruebas que permitan asegurar la viabilidad de su implementación en caso de un evento de alto impacto.

Finalmente, la Superintendencia Financiera expidió la resolución 1865 de Octubre 17 de 2007 por medio de la cual se incluyen cuentas para registrar el Riesgo Operativo en los planes únicos de cuentas (PUC). El propósito: que las entidades vigiladas registren contablemente en estas cuentas aquellos eventos de riesgo operacional que tuvieron impacto en PYG. La resolución tiene vigencia a partir de enero de 2008 y para asegurar su implementación sin mayores traumas, la Superintendencia diseño plan de pruebas el cual fue ejecutado con éxito durante el mes de diciembre.

ADMINISTRACIÓN

Junta Directiva: La junta directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización,

monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: Las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Vicepresidencia de Riesgo: El Vicepresidente de Riesgo, reporta a la Presidencia y sus principales funciones son las de establecer y recomendar a la junta directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cu-

pos de portafolio, emisor y contraparte establecidos por la junta directiva y realizar seguimiento a las entidades financieras. Presentar semestralmente a la junta directiva los cupos de las entidades del sector financiero, para revisión y aprobación de los cupos asignados.

Gerente de Riesgo: El Gerente de Riesgo reporta a la Vicepresidencia de Riesgo y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un analista, que se encargan de desarrollar el SARO al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Finalmente, existe un analista técnico de riesgo que da soporte en la elaboración de modelos de medición de cualquier tipo de riesgo.

MEDICIÓN

Durante el año de 2007 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $15.098. La relación ingreso / riesgo tomando el VeR promedio de 2007 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR regulatorio cerró en $44,778 y el VeR por modulo de riesgo se presenta a continuación:

Valor en riego por módulos	VeR
Tasa de interés	31,997
Tasa de cambio	4,385
Precio de acciones	6,602
Carteras colectivas	1,794
Valor riesgo total	**44,778**

La Corporación define la posición en cada activo financiero como el inventario del portafolio los compromisos de compra - los compromisos de venta.

1. Posición Portafolio Pesos

Portafolio de inversiones negociables: La posición al cierre de diciembre 31 de 2007 fue de $241,928

Valor Títulos a recibir en forwards de compra: $83,296

Valor Títulos a entregar en forwards de venta: $201,812

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $123,413

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31de 2007 esta posición es de $605,943

Portafolio de Inversiones hasta el vencimiento: A diciembre 31de 2007 la posición fue de $84,077

Swaps de tasa de interés: Al cierre de diciembre de 2007 la posición en el portafolio de swaps equivale a $4,457

2. Posición Portafolio Dólares

Portafolio de inversiones negociables: Al cierre de diciembre 31 de 2007 la posición es de $81,595

Valor de Títulos a recibir en forwards de compra: $1.116



Valor de Títulos a entregar en forwards de venta: $ 0.

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $82,711.

Portafolio de inversiones disponible para la venta: Al cierre de diciembre 31de 2007 esta posición es de $41,246.

Portafolio de Inversiones hasta el vencimiento: A diciembre 31de 2007 la posición fue de $282.

Posición en divisas: Al cierre de diciembre de 2007 la posición de riesgo en TRM equivale a US$3,663,830,28.

Forwards de divisas: Al cierre de diciembre de 2007 la posición en el portafolio de forwards de divisas equivale a $27,440.

Contratos de Futuros OPCF: Al cierre de diciembre de 2007 la posición en el portafolio de futuros de divisas equivale a $256.

Opciones de Divisas: Al cierre de diciembre de 2007 la posición en el portafolio de opciones de divisas equivale a $36.

LÍMITES DE PÉRDIDAS

1. Riesgo de Mercado

PyG diario: El PyG 30 días al cierre de diciembre de 2007 presenta una utilidad excluyendo gastos operacionales aproximadamente de $15.098 .0

VeR (valor en riesgo): El VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de diciembre de 2007 equivale a $ -1,174 aproximadamente frente al límite establecido por Junta Directiva de $ -7,101 .0.

MAT (management action trigger): Al cierre de diciembre de 2007 el MAT asciende a $96, aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101 .0.

Análisis de sensibilidad (stress test):

Portafolio ($MM)	Pérdida estimada en		
	50 PBS	100 PBS	200PBS
Negociables	891.04	1,765.65	3,467.32
Disponible para la venta	10,225.28	20,224.99	39,312.71
Al vencimiento	N.A	N.A.	N.A

Valores máximos, mínimos y promedio.

El portafolio de la tesorería durante el año de 2007 tuvo el siguiente comportamiento:

	Máximo	Mínimo	Promedio
Inversión Negociable	794,329	232,267	396,250
Inversiones disponibles para la venta	144,629	13,732	79,135
Inversión hasta el vencimiento	774,985	226,326	458,807
Forwards compra de títulos	-482	-5	-247
Forwards venta de títulos	1,293	-1,335	864
Forwards compra divisas	-46,790	-42,097	-18,836
Forwards venta divisas	91,445	84,653	65,641
Contratos de futuro OPFC	-608	0	31
Swap de tasa de interés	4,457	0	1,461
Opciones de divisas	2	0	3

RIESGO DE LIQUIDEZ

Al cierre de diciembre de 2007, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 de superávit presentaba al finalizar el año 2007 un valor de $434,434.

RIESGO DE CRÉDITO

Durante el año de 2007, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: Area encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: Area encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: Area encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.



Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(36) Controles de Ley

Al 31 de diciembre y 30 de junio de 2007 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(37) Riesgo Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la circular Externa 22 del 19 de abril de 2007, y modificó de esta manera el Sistema Integral de Prevención de Lavado de Activos SIPLA. Por tal motivo, la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar si los controles internos establecidos son eficaces para prevenir el riesgo.

Proyecto
Distribución Utilidades



Corporación Financiera Colombiana S.a.
Proyecto de Distribución de Utilidades
Diciembre 31 de 2007

Utilidad antes de impuestos		$105,838,892,597.02
Menos: provisión de impuestos		5,440,000,000.00
Utilidad del ejercicio después de impuestos:		100,398,892,597.02
Liberar reserva futuros repartos (Gravable) :		182,810,660,192.88
Utilidad a disposición de la Asamblea :		$283,209,552,789.90
Reserva sobre valoración de inversiones Dec 2336 /95	$8,431,953,752.00	
Reserva para futuros repartos	$161,777,586,689.89	
Dividendo en acciones de $257.27 por cada acción sobre las 154,884,915 acciones ordinarias y $257.27 por cada acción sobre las 10,496,823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagará en acciones, a razón de 1 acción por cada 55,733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hará el día 3 de abril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2,967,351 nuevas acciones, 2,779,012 acciones ordinarias y 188,339 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14,338.51(1), de los cuales $10 serán contabilizados en la cuenta de capital y $14,328.51 en la cuenta de reserva legal por prima en colocación de acciones.	$42,547,391,987.01	
Dividendo en efectivo de $426 por acción sobre las 154,884,915 acciones ordinarias y las 10,496,823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2008.	$70,452,620,388.00	
Sumas iguales	**$283,209,552,789.90**	**$283,209,552,789.90**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL.

Nota: En caso de presentarse fracciones de acciones al momento del pago del dividendo, éstas se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2007.

Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaría General de la sociedad a más tardar el 14 de marzo de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com

Indicadores
Financieros



ANÁLISIS DE INDICADORES FINANCIEROS

1. Indicadores de Calidad del Activo

Teniendo en cuenta que la Corporación cedió su cartera a partir de junio de 2006 los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo considerablemente y con la cobertura adecuada.

2. Indicador de Solvencia

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a cierre del año 2007 un indicador de solvencia de 51.11%.

3. Indicadores de Rentabilidad y Eficiencia

Para el año 2007 la rentabilidad del activo fue de 6.84% y la rentabilidad del patrimonio fue de 13.34%, reflejando los buenos resultados de la Entidad.

El margen financiero bruto fue 7.01%.

En cuanto al indicador que relaciona los gastos administrativos frente a los activos promedio se ubica en 2.32% a diciembre de 2007.

4. Medidas de crecimiento anual

Durante el año 2007 los depósitos presentaron una disminución del 3.68%, la Corporación mantuvo un nivel de liquidez que le permitió implementar estrategias de fondeo en busca de maximizar recursos y disminuir costos financieros.

El patrimonio se incrementó en 15.52%, donde la cuenta de ganancias no realizadas y las utilidades de la Entidad hicieron el mayor aporte.

El rubro de inversiones presentó a diciembre de 2007 un incremento de 12.04%, impactado por el crecimiento, tanto de las inversiones de renta variable como las de renta fija, éstas últimas presentaron un comportamiento positivo en el segundo semestre del año.

La Corporación mantuvo su calificación AA+ para deuda a largo plazo y DP1+ para deuda a corto plazo.

Corporacion Financiera Colombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Diciembre 2005	Junio 2006	Diciembre 2006	Junio 2007	Diciembre 2007
Balance					
Total Activos	4,973,066	3,263,539	3,241,965	3,112,424	3,400,097
Total Cartera Neta	1,755,892	47,436	38,081	89	-
Total Inversiones	2,659,113	2,469,255	2,391,671	2,416,534	2,679,552
Total Provisiones de Cartera	134,644	9,352	9,307	2	-
Total Depósitos	2,084,476	938,558	1,002,003	867,503	965,148
Total Patrimonio	1,519,318	1,481,822	1,552,251	1,511,049	1,793,219
Promedios Corrido Año					
Activos	4,494,218	4,677,262	3,996,921	2,988,379	3,007,241
Cartera Bruta	1,921,287	1,606,781	890,139	39,669	21,381
Patrimonio	1,088,192	1,518,670	1,509,022	1,509,551	1,542,187
Estado de Resultados					
Ingresos Intereses	216,304	80,238	89,043	45,032	51,486
Gastos Intereses	251,644	100,346	154,005	51,729	113,198
Margen Neto de Intereses	**(35,340)**	**(20,108)**	**(64,962)**	**(6,697)**	**(61,711)**
Ingresos Netos diferentes a Intereses	**321,225**	**164,096**	**829,207**	**124,449**	**272,416**
Valoración Inversiones	147,664	(9,224)	47,042	(14,127)	(2,946)
Utilidad o Pérdida venta, Dividendos Inversiones	144,122	69,706	679,171	99,103	195,033
Servicios Financieros	22,386	8,801	29,559	5,258	13,800
Utilidad o Pérdida venta, Cartera	(13,797)	11,334	11,334	-	-
Divisas neto	(4,501)	12,370	(9,115)	(25,247)	(11,000)
Derivados Neto	25,350	71,109	71,217	59,462	77,529
Otros	-	-	-	-	-
Margen Financiero Bruto	**285,885**	**143,988**	**764,245**	**117,752**	**210,705**
Gastos administrativos	(83,861)	(51,646)	(83,370)	(35,639)	(69,886)
Margen operacional antes de provisiones y depósitos y amortización	202,024	92,342	680,874	82,113	140,819
Provisiones netas	22,686	32,433	13,618	7,091	35,033
Margen Operacional antes de depósito y amortización	**224,710**	**124,775**	**694,492**	**89,204**	**175,852**
Depreciaciones y Amortizaciones	(4,572)	(2,561)	(8,415)	(3,209)	(5,389)
Otros Ingresos y Egresos No Operacionales	12,379	4,851	11,812	24,308	45,679
Impuesto de Renta	(9,435)	(12,519)	(25,065)	(5,040)	(10,480)
Utilidad o Pérdida Neta	**223,083**	**114,547**	**672,825**	**105,263**	**205,662**
Indicadores Calidad de Activos					
Cartera Bruta	1,890,536	56,788	47,388	91	-
Cartera Improductiva (CDE)	184,733	-	-	-	-
Cartera Vencida	26,265	-	-	-	-
Total Bienes recibidos en pago Brutos	102,072	82,204	54,126	36,479	30,892
Total Provisiones de Bienes recibidos en pago	(76,815)	(63,229)	(42,538)	(29,027)	(24,688)
Total Activos productivos x calificación	4,491,468	2,943,042	2,833,470	2,675,234	2,722,673
Total Pasivo con costo	3,359,256	1,647,979	1,558,593	1,512,823	1,509,765
Total Activos Improductivos x calificación	331,378	98,385	169,930	89,968	63,404
Cartera Bruta / Activo	38.02%	1.74%	1.46%	0.00%	0.00%
Cartera vigente / Cartera Bruta	98.61%	100.00%	100.00%	100.00%	0.00%
Cartera vencida / Cartera Bruta	1.39%	0.00%	0.00%	0.00%	0.00%
Cartera Calificada CDE / Cartera Bruta	9.77%	0.00%	0.00%	0.00%	0.00%
Provisiones / Cartera bruta	7.12%	16.47%	19.64%	2.00%	0.00%
Provisiones / Cartera vencida	512.63%	0.00%	0.00%	0.00%	0.00%
Provisiones CDE / Cartera calificada CDE	55.51%	0.00%	0.00%	0.00%	0.00%
Activos Productivos por calif./ Pasivo con costo	133.70%	178.58%	181.80%	176.84%	180.34%
Activos Improductivos x Cal / Activo	6.66%	3.01%	5.24%	2.89%	1.86%
Activos Improductivos x Cal / Patrimonio	21.81%	6.64%	10.95%	5.95%	3.54%
BRP Neto de provisión / Total Activo	0.51%	0.58%	0.36%	0.24%	0.18%

Continúa ⟶



Corporacion Financiera Colombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Diciembre 2005	Junio 2006	Diciembre 2006	Junio 2007	Diciembre 2007
Indicadores de Solvencia					
Patrimonio/Activos	30,55%	45,41%	47,88%	48,55%	52,74%
Solvencia con VaR	17,36%	28,40%	24,32%	48,64%	51,11%
Indicadores de Liquidez					
Cartera Neta/Activos	35,31%	1,45%	1,17%	0,00%	0,00%
Cartera Neta/Depósitos	84,24%	5,05%	3,80%	0,01%	0,00%
Rentabilidad y Eficiencia					
Quebranto Patrimonial (Patrimonio/Capital Social + Capital Garantía)	1.038	1.013	1.008	914	1.084
ROA anualizado (Utilidad/Activo Promedio corrido año)	4,96%	4,96%	16,83%	7,17%	6,84%
ROE anualizado (Utilidad/Patrimonio Promedio corrido año)	20,50%	15,65%	44,59%	14,43%	13,34%
Activo Promedio/Ingreso Financiero	5,34	9,28	2,66	6,05	3,83
Activo / Patrimonio	3,27	2,20	2,09	2,06	1,90
Margen Financiero Bruto / Activo Promedio corrido año	6,36%	3,08%	19,12%	3,94%	7,01%
Gastos Administrativos/ Margen Financiero Bruto	29,33%	35,87%	10,91%	30,27%	33,17%
Gastos Administrativos/ Activo Promedio	1,87%	2,22%	2,09%	2,40%	2,32%
Rendimiento promedio de las colocaciones	10,60%	9,38%	8,31%	289,13%	181,33%
Gasto Interes/Activos Productivos Anualizado x calificación	5,60%	3,41%	5,44%	1,93%	4,16%
Medidas de Crecimiento Anual					
Total Activos	113,26%	-34,38%	-34,81%	-4,00%	4,88%
Total Cartera Neta	125,71%	-97,30%	-97,83%	-99,77%	-100,00%
Total Inversiones	128,81%	-7,14%	-10,06%	1,04%	12,04%
Total Provisiones de Cartera	45,72%	-93,05%	-93,09%	-99,98%	-100,00%
Total Depósitos	118,66%	-54,97%	-51,93%	-13,42%	-3,68%
Total Patrimonio	212,58%	-2,47%	2,17%	-2,65%	15,52%
Calificacion de L.P.	AA+	AA+	AA+	AA+	AA+
Calificacion de C.P.	DP1+	DP1+	DP1+	DP1+	DP1+



Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR.

BOGOTÁ

Dirección General
Carrera 13 No. 26 - 45 Piso 8
Pbx: 286 33 00 Fax: 286 01 63

Oficinas Banca Privada

Centro Internacional
Carrera 13 No. 26 - 49
Pbx: 286 33 00 Fax: 353 88 34

El Nogal
Calle 76 No. 10 - 44
Tel.: 325 49 50 Fax: 325 49 50 Ext.: 5119

CALI

Regional
Calle 10 No. 4 - 47 Piso 23
Pbx: 898 22 22 Fax: 885 41 94

Oficinas Banca Privada

Unicentro
C.C. Unicentro Local 215
Pbx: 322 37 45/40/45 Fax: 339 65 63

Chipichape
C.C. Chipichape Locales 412 G y H
Pbx: 667 71 17 al 21 Fax: 667 71 22

BUCARAMANGA

Regional
Carrera 27 No. 36 - 14 Piso 10
Tel.: 642 81 10 Fax: 642 81 10 Ext.: 5510

Oficina Banca Privada

Cabecera del Llano
Calle 52 No. 35 - 38
Tel.: 647 07 10 Fax: 647 07 10 Ext.: 5547

MEDELLÍN

Regional
Calle 16 Sur No. 43 A - 49 Piso 12
Pbx: 319 76 00 Fax: 313 46 90

Oficina Banca Privada

Poblado
Calle 16 Sur No. 43 A - 49
Pbx: 319 76 00 Fax: 313 49 47

BARRANQUILLA

Regional
Carrera 52 No. 74 - 56 Ofc. 803
Pbx: 368 10 00 Fax: 356 81 96

Oficina Banca Privada

Prado
Carrera 52 No.74 - 56 Local 10
Pbx: 368 10 00 Fax: 356 06 2

Call center 01 8000 522 238

www.corficolombiana.com



Corficolombiana

SABEMOS INNOVAR, SABEMOS INVERTIR.

BOGOTÁ

Dirección General
Carrera 13 No. 26 - 45 Piso 8
Pbx: 286 33 00 Fax: 286 01 63

Oficinas Banca Privada

Centro Internacional
Carrera 13 No. 26 - 49
Pbx: 286 33 00 Fax: 353 88 34

El Nogal
Calle 76 No. 10 - 44
Tel.: 325 49 50 Fax: 325 49 50 Ext.: 5119

CALI

Regional
Calle 10 No. 4 - 47 Piso 23
Pbx: 898 22 22 Fax: 885 41 94

Oficinas Banca Privada

Unicentro
C.C. Unicentro Local 215
Pbx: 322 37 45/40/45 Fax: 339 65 63

Chipichape
C.C. Chipichape Locales 412 G y H
Pbx: 667 71 17 al 21 Fax: 667 71 22

BUCARAMANGA

Regional
Carrera 27 No. 36 - 14 Piso 10
Tel.: 642 81 10 Fax: 642 81 10 Ext.: 5510

Oficina Banca Privada

Cabecera del Llano
Calle 52 No. 35 - 38
Tel.: 647 07 10 Fax: 647 07 10 Ext.: 5547

MEDELLÍN

Regional
Calle 16 Sur No. 43 A - 49 Piso 12
Pbx: 319 76 00 Fax: 313 46 90

Oficina Banca Privada

Poblado
Calle 16 Sur No. 43 A - 49
Pbx: 319 76 00 Fax: 313 49 47

BARRANQUILLA

Regional
Carrera 52 No. 74 - 56 Ofc. 803
Pbx: 368 10 00 Fax: 356 81 96

Oficina Banca Privada

Prado
Carrera 52 No.74 - 56 Local 105
Pbx: 368 10 00 Fax: 356 06 28

Call center 01 8000 522 238

www.corficolombiana.com



ACTA No. 067

En la ciudad de Bogotá D.C., a los cinco (05) días del mes de marzo del año dos mil ocho (2008), siendo las 3:30 p.m., se reunió en la carrera 7 No. 26-20 piso 34 Salón Inglés del Club de Ejecutivos, la Asamblea General Ordinaria de Accionistas y de Accionistas Preferenciales sin Derecho a Voto de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del artículo 31 de los Estatutos Sociales, por medio de aviso publicado en el Diario La República, edición No. 17.976 del día cuatro (04) de febrero de 2008, y en el Diario El País de la misma fecha.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 5 de marzo de 2008 a las 2:30 p.m., en la Carrera 7 No. 26-20, piso 34 Salón Inglés del Club de Ejecutivos de la ciudad de Bogotá, para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 5 de marzo de 2008 a partir de las 3:30 p.m., en la Carrera 7 No. 26-20 piso 34 Salón Inglés del club de Ejecutivos de la ciudad de Bogotá.

Los Accionistas que no concurran personalmente, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encontrarán a disposición de los accionistas en las oficinas del Secretario General de la Corporación, durante los quince (15) días hábiles anteriores a la fecha de la celebración de la asamblea.

PEDRO NEL OSPINA SANTA MARÍA
Presidente
Bogotá, 4 de febrero de 2008"

La Asamblea designó por unanimidad de los accionistas presentes al Dr. **PEDRO NEL OSPINA SANTA MARÍA**, como Presidente de la reunión, y actuó como Secretario el Dr. **FERNAN IGNACIO BEJARANO ARIAS**, conforme el artículo 29 de los estatutos sociales.

El secretario informó a la asamblea que:

(i). Mediante comunicación radicada bajo No. 2008006752-000-000 de fecha 4 de febrero de 2008 se comunicó a la Superintendencia Financiera, la convocatoria de la asamblea.

(ii).   En las oficinas de la dirección general de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. estuvieron a disposición de los señores accionistas dentro del término legal, todos los documentos de ley.

(iii).   En cumplimiento de precisas instrucciones de la administración, se ha dado acatamiento a lo establecido en la Resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores (hoy Superintendencia Financiera), relativa a la transparencia, independencia y equidad, que deben observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la asamblea general de accionistas.

1.   VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 124.220.508 acciones ordinarias de las 154.884.915 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 5.719.443 acciones con Dividendo Preferencial y sin Derecho a Voto de las 10.496.823 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que representa el 80.2018% y el 54.4874%, respectivamente, para un total de 129.939.951 del total de las acciones suscritas y pagadas, que representa el 78.5697% así:

Acciones Ordinarias

ACCIONISTAS	# ACCIONES	REPRESENTADA
BANCO DE BOGOTA	61.617.503	Mario Alberto González C –Apoderado
BANCO DE OCCIDENTE	21.997.603	Marcela Rojas Prieto - Apoderado
BANCO POPULAR	9.059.951	Aída Emma Díaz Garavito-Representante legal
FONDO DE CESANTIAS PROTECCION	472.400	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES PROTECCION	530.044	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN	11.880.925	Fernando Burgos Rojas-Apoderado
FONDO DE CESANTIAS SANTANDER	377.249	Ángela Gómez Contreras-Apoderado
FONDO DE PENSIONES SANTANDER	3.031.159	Ángela Gómez Contreras -Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	10.730	Ángela Gómez Contreras -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.095.102	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	1.646.871	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	90.580	Personal
COREX S.A.	184.816	Rafael Ordóñez Lombana-Representante Legal
COMPAÑÍA DE SEGUROS BOLIVAR	243.655	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	40.255	Carlos Castro Leal- Apoderado
SEGUROS COMERCIALES BOLIVAR	35.744	Carlos Castro Leal-Apoderado
CORP. BANCO BTA PARA EL FTO DE LA EDUCACIÓN	134.969	Mario Alberto González C –Apoderado
CITIBANK N.A. PRIVATE BANK	133.985	Felipe Gomez Bridge
FONDO DE CESANTIAS COLFONDOS	402.064	Rafael España Amador-Apoderado
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	3.648.510	Rafael España Amador-Apoderado
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	55.883	Rafael España Amador-Apoderado

OLARTE REYES ARMANDO	8.255	Personal
JOSE RICARDO RODRIGUEZ MESSIER	171.236	Personal
SOTO ESTRADA MANFREDO	94.613	Personal
GUTIERREZ ARIAS EDUARDO	17.705	Personal
GALINDO POLANIA CLARA INES	5.231	Personal
ESCOBAR RODAS JOSE ALEJANDRO	51.476	Personal
JIMENEZ BAUTISTA GONZALO	604	Personal
ESPEJO SAAVEDRA CUERVO ENRIQUE	33	Personal
MONTOYA MESTIZO JOHN ALEXANDER	1	Personal
INTERBOLSA S.A. COMISIONISTA DE BOLSA	1	José F. Restrepo Jaramillo-Apoderado
FONDO DE PENSIONES Y CESANTIAS SKANDIA	8.554	Sandra Beltrán Sánchez – Apoderada
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	757.035	Sandra Beltrán Sánchez – Apoderada
FONDO ALTERNATIVO SKANDIA	13.052	Sandra Beltrán Sánchez – Apoderada
FONDO DE CESANTIAS HORIZONTE	348.732	Oscar Alfredo Torres- Apoderado
FONDO DE PENSIONES HORIZONTE	4.038.442	Oscar Alfredo Torres- Apoderado
FONDO DE PENSIONES VOLUNTARIAS HORIZONTE	15.270	Oscar Alfredo Torres- Apoderado
Total Acciones	**124.220.508**	

Acciones con Dividendo Preferencial y sin Derecho a Voto

ACCIONISTAS	# ACCIONES	REPRESENTADA
FONDO DE CESANTIAS PROTECCION	142.687	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES PROTECCION	5.570	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN	136.409	Fernando Burgos Rojas-Apoderado
FONDO DE CESANTIAS SANTANDER	92.709	Ángela Gómez Contreras-Apoderado
FONDO DE PENSIONES SANTANDER	345.517	Ángela Gómez Contreras -Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	27.134	Ángela Gómez Contreras -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.756.416	Ana Marcela Florez Segura-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	739.017	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	259.716	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	23.219	Personal
COREX S.A.	78.893	Rafael Ordóñez Lombana-Representante Legal
COMPAÑIA DE SEGUROS BOLIVAR	44.126	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	49.098	Carlos Castro Leal- Apoderado
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	721.710	Rafael España Amador-Apoderado
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	25.427	Rafael España Amador-Apoderado
JOSE RICARDO RODRIGUEZ MESSIER	321.758	Personal
SOTO ESTRADA MANFREDO	431.147	Personal
ESPEJO SAAVEDRA CUERVO ENRIQUE	33	Personal
INTERBOLSA S.A. COMISIONISTA DE	138	José F. Restrepo Jaramillo-Apoderado

BOLSA		
FONDO DE CESANTIAS HORIZONTE	15.579	Oscar Alfredo Torres- Apoderado
FONDO DE PENSIONES HORIZONTE	503.140	Oscar Alfredo Torres- Apoderado
Total Acciones	**5.719.443**	

De conformidad con el anterior estado, hubo quórum suficiente para deliberar y decidir. También se encontraban presentes el Doctor Nelson Segura Garzón Revisor Fiscal y el Dr. Alfonso Rodríguez Azuero Vicepresidente Ejecutivo.

2. LECTURA Y APROBACIÓN DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por unanimidad de los presentes:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación comisión para aprobación del acta.
4. Informe de gestión, estados financieros con corte. 31 de diciembre de 2007, informe del revisor fiscal y aprobación.

   4.1. Informe de gestión de la junta directiva y el presidente a la asamblea general ordinaria de accionistas correspondiente al ejercicio comprendido entre julio - diciembre de 2007.

   4.2. Lectura de los balances de propósito general individuales y consolidados al 31 de diciembre de 2007 y de los estados de resultados correspondientes.

   4.3. Lectura de los informes que rinde el revisor fiscal acerca de los balances al 31 de diciembre de 2007 y de los estados de resultados.

   4.4. Lectura del anexo que contiene la información exigida por el artículo 446 del código de comercio en su numeral 3.

   4.5. Lectura de la información exigida por la circular 007 de 1996 de la superintendencia bancaria hoy superintendencia financiera. (comité de auditoría).

   4.6. Consideración por parte de la asamblea de los balances de propósito general individual y consolidados al 31 de diciembre de 2007 y sus correspondientes estados de resultados.

5. Proyecto de distribución de utilidades.
6. Nombramiento junta directiva período marzo 2008- marzo 2009.
7. Nombramiento revisor fiscal periodo marzo 2008-marzo 2009.
8. Proposiciones y varios.

3.   DESIGNACION COMISION PARA APROBACION DEL ACTA.

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., en uso de las facultades que le confiere el Artículo 36 de los Estatutos Sociales,

RESUELVE:

Desígnese una comisión integrada por los Doctores MARIO ALBERTO GONZALEZ CASTRO y MARCELA ROJAS PRIETO para que a nombre de la Asamblea General de Accionistas de la compañía aprueben la presente acta, correspondiente a la reunión del día de hoy 5 de marzo de 2008 y le den su aprobación.

Esta proposición fue aprobada por unanimidad por los accionistas presentes.

4.   INFORME DE GESTIÓN, ESTADOS FINANCIEROS CON CORTE 31 DE DICIEMBRE DE 2007, INFORME DEL REVISOR FISCAL Y APROBACIÓN.

4.1.   PRESENTACIÓN DEL INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA CORRESPONDIENTE AL EJERCICIO COMPRENDIDO ENTRE JULIO – DICIEMBRE DE 2007.

El presidente de la reunión solicitó al Secretario proceder a dar lectura al informe de Gestión de la Junta Directiva y la Presidencia de la entidad. El Secretario manifestó a los accionistas presentes que el apoderado del Banco de Bogotá propuso a la asamblea no dar lectura al informe de gestión, teniendo en cuenta que el mismo ha estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, y que a cada uno de los accionistas presentes se le entregó un paquete que contiene el informe, y más aún si el Dr. Ospina presidente de la Corporación, va realizar una exposición sobre el contenido del informe de gestión.

Los accionistas presentes por unanimidad aprobaron obviar la lectura del Informe de Gestión de la Junta Directiva y la Presidencia. El Dr. Ospina dio inicio a su presentación, la cual incluyó los principales aspectos del Informe de Gestión.

A continuación se trascribe el texto completo del Informe de Gestión:

"INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al segundo semestre del año 2007. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

ECONOMÍA COLOMBIANA 2007 Y PERSPECTIVAS 2008

Entorno Macroeconómico

Las cifras disponibles del DANE señalan que en los tres primeros trimestres del año la economía colombiana presentó una tasa de crecimiento de 7.3%, la más alta de los últimos 12 años. De acuerdo a las proyecciones de diversos analistas locales e internacionales (Latin American Consensus Forecast), el crecimiento del PIB en 2007 sería de 6.6%.

Proyecciones PIB (variación anual, %)

Entidad	2007
Bear Stearns	6.9
Credit Suisse	6.8
JP Morgan	6.8
Citigroup	6.7
Banco de Bogotá	6.7
ANIF	6.7
BBVA	6.7
Bancolombia	6.6
Corficolombiana	6.6
Fedesarrollo	6.4
Consenso analistas (diciembre 2007)	6.6

Fuente: Latin American Consensus Forecast (Dec, 2007).

Por el lado de la oferta, continúa la gran dinámica del sector de la construcción, que después de crecer 14.6% en 2006, presentó un crecimiento acumulado de 12.2% durante los tres primeros trimestres de 2007 con respecto al mismo período del año anterior. La industria y el comercio también continúan con tasas de crecimiento superiores al 10%. Sin embargo, como se señala previamente, los indicadores adelantados de estos sectores muestran un cambio de tendencia en las tasas de crecimiento a partir del último trimestre de 2007. Por un lado, el Índice de Producción Industrial ha presentado una leve desaceleración desde finales de 2007 y, teniendo en cuenta los resultados de la Encuesta de Opinión Empresarial de Fedesarrollo, las perspectivas de la actividad industrial para el primer semestre de 2008 no son tan favorables. En segundo lugar, el Índice de Comercio al por Menor (ICPM) también presenta señales de desaceleración, más pronunciada que la de la industria. Después de crecer 13.6% anual en promedio durante 2006 y los dos primeros trimestres del año pasado, a partir de julio de 2007 su ritmo de crecimiento a caido y a octubre crecía cerca de 3.4% anual.

PIB grandes ramas 2006 y 2007*



* Cifras al tercer trimestre de 2007.
Fuente: DANE, cálculos Corficolombiana.

Por el lado de la demanda la noticia positiva la dio la formación bruta de capital que presentó un crecimiento anual de 22.0% en los tres primeros trimestres del año pasado. Si bien este ritmo de crecimiento es menor al registrado durante 2006 (26.9%), la inversión aportó 5.3

puntos al crecimiento del PIB total durante los primeros tres trimestres de 2007, mientras que en 2006 había aportado 5.6 puntos porcentuales al crecimiento. En cuanto al consumo, su contribución al crecimiento aumentó en los tres primeros trimestres de 2007 al pasar de 4.6 puntos en 2006 a 5.1 puntos en el período mencionado. No obstante, el déficit comercial continúa significando una filtración importante de la demanda, al restar 3.1 puntos al crecimiento del PIB. Es importante señalar que la dinámica de la inversión implica un mayor grado de sostenibilidad del proceso actual de expansión. Las estimaciones del Departamento de Investigaciones Económicas de Corficolombiana señalan que la economía deberá crecer 6.6% en 2007, tasa similar a la registrada en 2006.

Contribución al crecimiento del PIB



Fuente: DANE, cálculos Corficolombiana.

El comportamiento del sector externo se ubica como uno de los aspectos críticos de la economía durante 2007 y la mayor vulnerabilidad en el corto plazo. Durante 2007, la dinámica del consumo interno y el fortalecimiento del peso generaron una aceleración en el ritmo de crecimiento de las importaciones. Según las cifras disponibles a octubre de 2007, las importaciones totales han crecido 26.6% en términos anuales, mientras que las exportaciones (acumuladas a septiembre) crecieron 18.1%. Así, en el período enero a septiembre de 2007 la balanza comercial del país presentó un déficit de 1,125 millones de dólares (en 2006 se registró un déficit comercial de 143 millones de dólares). Este creciente déficit comercial se ha traducido en un déficit de la cuenta corriente que, según estimaciones del Departamento de Investigaciones Económicas de Corficolombiana, podría llegar a representar el 3.5% del PIB en 2007.

Balance en Cuenta Corriente (proyección 2007, CFC)



Fuente: Banco de la República, proyección Corficolombiana.

En cuanto al mercado laboral, a pesar del proceso de aceleración económica por el que atraviesa el país, la tasa de desempleo presentó un repunte durante la primera mitad de 2007. Después de alcanzar un nivel cercano al 10% al finalizar 2005, la tasa de desempleo ascendió a niveles alrededor del 12.5% durante 2006 y principios de 2007. Desde abril del año pasado, el promedio móvil (tres meses) de la tasa de desempleo ha caído y en noviembre de 2007 se ubicó nuevamente en el 10%.

Tasa de desempleo total nacional – promedio móvil 12 meses



Fuente: DANE – ECH

De otra parte, la inflación sorprendió al cierre de 2007. Si bien en los cuatro primeros meses del año la inflación presentó un fuerte repunte (el IPC presentó una variación anual de 6.26% en abril), a partir de mayo se presentaron correcciones, guiadas por el comportamiento de los precios de los alimentos. De esta forma, el ritmo de crecimiento anual del IPC alcanzó a ubicarse por debajo del 5.0%. A pesar de la corrección registrada, en diciembre los precios de los alimentos presentaron un comportamiento poco favorable. El IPC de este grupo creció 0.82% mensual y por lo tanto cerró el año con un crecimiento de 8.5%. Así, el IPC total creció 0.49% mensual en diciembre por lo que la inflación acumulada en 2007 alcanzó un nivel de 5.7%, 1.2 puntos porcentuales por encima del limite superior del rango meta establecido por el Banco de la República.

Índice de Precios al Consumidor total y sin alimentos



Fuente: Cálculos Corficolombiana con base en datos del DANE.

Como respuesta a las presiones inflacionarias, el Banco de la República ha incrementado la tasa de intervención en 350 puntos básicos desde abril de 2006, por lo que actualmente ésta se ubica en 9.5%.

En el mismo período, como consecuencia de este incremento, la DTF ha presentado un aumento de más de 300 puntos básicos, concentrado principalmente en la segundo mitad del año pasado (apoyado por la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero).

Como reflejo de la política monetaria contraccionista, la tasa de interés de crédito de consumo ha presentado una tendencia al alza desde abril del año pasado. Después de ubicarse en niveles cercanos al 19%, la tasa de consumo ha ascendido a niveles cercanos al 25%, limitando así el crecimiento acelerado de los desembolsos de este tipo de crédito. En este sentido, el cambio en la postura monetaria del Banco de la República si ha tenido un impacto (aunque limitado) sobre la dinámica del crédito, al frenar el elevado ritmo de crecimiento de éste.

Desembolsos y tasa de interés de crédito de consumo



Fuente: Cálculos Corficolombiana con base en datos del Banco de la República.

Mercados financieros locales

En la segunda mitad de 2007 el comportamiento de los mercados locales estuvo estrechamente relacionado con el contexto internacional. El mayor deterioro del sector de la construcción en Estados Unidos y el desencadenamiento de los efectos de la crisis de los mercados crediticios de alto riesgo sobre los principales mercados financieros internacionales generaron una alta volatilidad en el comportamiento de los activos de economías emergentes. Como consecuencia de las perspectivas de recesión en Estados Unidos en la primera mitad de 2008 y de mayores recortes en la tasa objetivo de los fondos federales, los mercados locales cerraron 2007 con un comportamiento mixto. Mientras que la deuda corporativa se valorizó a lo largo del año (7% anual), la deuda pública sólo presentó una valorización de 0.9% (IDP de Corficolombiana). El mercado de renta variable fue el que más se vio afectado por la turbulencia financiera internacional de fin de año: el IGBC cerró el año con una desvalorización de 4.2%.

Finalmente, el peso continuó con la tendencia de apreciación, como consecuencia de las expectativas de un mayor diferencial de tasas de interés. Dadas las perspectivas económicas de Estados Unidos y la alta probabilidad de una tasa de interés de intervención en Estados Unidos para mediados de 2008 cerca de 200 puntos básicos por debajo de la tasa vigente a mediados de 2007, los agentes del mercado generaron una mayor oferta de dólares que se tradujo en caídas importantes en la cotización al cierre de 2007.

Comportamiento mercados locales - 2007



Fuente: BVC, Superintendencia Financiera y Corficolombiana.

En términos generales, el segundo semestre de 2007 no fue positivo para los mercados locales. Además de un contexto externo adverso, el panorama de inflación doméstica y las expectativas de incrementos en la tasa de intervención del Banco de la República limitó la valorización de los activos locales.

Sector financiero

A pesar de los incrementos en las tasas de interés de la economía y de la turbulencia en los mercados financieros internacionales, el sistema financiero colombiano presentó un comportamiento positivo durante los tres primeros trimestres de 2007. Según las cifras oficiales, en dicho período el PIB de los establecimientos financieros creció 7.8% anual, tasa muy superior al crecimiento registrado durante 2006 (1.4%). No obstante, esta aceleración obedece en alguna medida al efecto estadístico generado por la contracción registrada en el segundo trimestre de 2006 (generada por la crisis de los TES de mayo de 2006), que implicó una tasa de crecimiento anual del sector cercana al 16% en el segundo trimestre de 2007.

Los resultados reportados por la Superintendencia Financiera a noviembre de 2007 confirman la sostenibilidad de la recuperación observada desde el segundo trimestre del año pasado. Según el comunicado emitido por la entidad, entre enero y noviembre las utilidades de todo el sistema llegaron a 9.4 billones de pesos, 1.4 billones más que en el mismo período de 2006. Finalmente, gracias a los sólidos fundamentos de la economía colombiana, los indicadores de rentabilidad del sistema no han presentado caídas abruptas ante la crisis de los mercados. Si bien los indicadores de rentabilidad a noviembre se ubican por debajo de los registrados en noviembre de 2006, éstos continúan reflejando la dinámica del sector. Mientras que en noviembre de 2006 el ROA y el ROE para todo el sistema se ubicaron en 2.7% y 16.7%, respectivamente, en noviembre de 2007 descendieron a 2.4% y 16.0%.

Finalmente, la recomposición del activo del sistema financiero ha continuado en los últimos meses de 2007. Como consecuencia de la volatilidad de los mercados locales y el alza de las tasas de interés, las entidades financieras han reducido la participación de las inversiones en el activo total y han incrementado la participación de la cartera. Mientras que en enero de 2006 las inversiones representaban el 33% del activo total y la cartera el 48%, en octubre de 2007 la participación de las inversiones bajó a 19% y la de la cartera ascendió a 59%.

Composición del activo de los establecimientos financieros



Fuente: Superintendencia Financiera.

Perspectivas 2008

Las perspectivas económicas para 2008 se fundamentan en un panorama de desaceleración económica global. El Fondo Monetario Internacional estima una desaceleración generalizada del ritmo de crecimiento global, guiada en gran medida por los efectos de la crisis hipotecaria en Estados Unidos. Según el informe World Economic Outlook (octubre 2007), la producción global deberá pasar de un crecimiento de 5.4% en 2006 a uno de 5.2% en 2007 y 4.8% en 2008. Este pronóstico de crecimiento para 2008 implica una revisión a la baja de 0.4 puntos porcentuales con respecto a la proyección publicada en la edición de julio de 2007. Sin embargo, la revisión a la baja más fuerte se presenta en la proyección de crecimiento del PIB de Estados Unidos, que pasó de 2.8% (edición de julio) a 1.9% (esperado para 2008).

Adicionalmente, el FMI espera un panorama diferente en cuanto a precios de los bienes primarios. Mientras que se proyecta que los precios de las manufacturas y el petróleo crezcan 2.8% y 9.5% durante 2008, respectivamente, los precios de los bienes primarios no energéticos presentarán una caída de 6.7%, después de haber crecido 17.0% en promedio durante el período 2004-2007.

Si bien se espera un menor ritmo de crecimiento de la actividad económica, la tasa de expansión estimada por Corficolombiana de 6.2% continúa superior al crecimiento promedio de las últimas dos décadas. La desaceleración estimada obedece principalmente a dos factores: en primer lugar, una tasa de interés real más alta durante el primer semestre del año. La demanda interna deberá reducir su ritmo de crecimiento, como consecuencia del menor crecimiento del crédito. En segundo lugar, se espera que la desaceleración de la actividad económica en Estados Unidos se profundice en el primer semestre del año, guiada por el continuo deterioro del mercado inmobiliario y el menor ritmo de crecimiento del consumo privado en dicho país.

PIB según demanda (2007-2008)



Fuente: Proyecciones Corficolombiana.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del segundo semestre de 2007 la Corporación registró un total de activos de $3.400.097 millones, donde el rubro más importante son las inversiones que registraron un saldo de $2.679.552 y representan el 78.81% del total del activo.

El total de pasivos a diciembre de 2007 fue de $1.606.878 millones donde los renglones más destacados son los depósitos en cdt´s y cuentas de ahorro que registraron un valor de $962.226 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $544.617 millones.

El patrimonio de la Corporación a diciembre de 2007 fue de $1.793.219 millones, ubicándose en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del año 2007 fue de 51.11%, superior al indicador registrado a junio de 2007 que fue de 48.64%.

Pérdidas y Ganancias

La Corporación registró a cierre del segundo semestre de 2007 una utilidad neta de $100.399 millones, para una utilidad de $205.662 millones en el año.

FECHA	UTILIDAD NETA
Jun-06	114,547
Dic-06	558,278
Jun-07	105,263
Dic-07	100,399

Cifras en millones de Pesos

Durante el segundo semestre de 2007 el negocio de inversiones fue el principal generador de ingresos a través del rubro de dividendos y otros ingresos provenientes de operaciones

relacionadas; los negocios de tesorería y banca de inversión son otro rubro importante del estado de resultados, aunque en menor proporción. La venta de bienes recibidos en pago y activos fijos continúa generando ingresos importantes para la Corporación.

En el periodo julio-diciembre de 2007 el resultado operacional neto registró un valor de $54.429 millones, para un acumulado de $130.826 millones en el año.

FECHA	RESULTADO OPRACIONAL NETO
Jun-06	107,382
Dic-06	548,275
Jun-07	76,397
Dic-07	54,429

Cifras en millones de Pesos

En el negocio de inversiones de capital se recibieron en el segundo semestre dividendos por $64.909 millones, la valoración de inversiones negociables generó ingresos por $9.866 millones y se registraron ingresos de comisiones por $2.145 millones. El 26 de diciembre se llevó a cabo la fusión con la empresa de Proyectos de Energía S.A. (PESA), con la cual ingresaron a la Corporación activos por valor $176.155 millones representados principalmente en la inversión en acciones de la Empresa de Energía de Bogotá por valor de $134.494 millones y cuentas por cobrar por $38.365 millones a cargo ISA, producto de la venta de la subestación de Betania que se efectuó en el mes de diciembre; los pasivos recibidos en la fusión ascendieron a $938 millones, el balance total de la operación de fusión generó una utilidad neta de $12.686,6 millones.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $51.862 millones de ingresos netos durante el segundo semestre de 2007, al año el valor el negocio tuvo un aporte total de $91.878 millones.

El negocio de banca de inversión participó en el resultado operacional neto con comisiones por $6.314 en el segundo semestre para un acumulado de ingresos de $10.577 millones en el año 2007.

Otro rubro importante en los ingresos de la Corporación fue la venta de bienes recibidos en pago y de activos fijos que en el segundo semestre generó ingresos netos de $12.500 millones, en el año acumulado este rubro registró más $30.000 millones de ingresos para la Corporación.

ACTIVIDAD COMERCIAL

Mercadeo

Con el propósito de fortalecer el desarrollo de sinergias comerciales entre la corporación y sus filiales financieras, en el segundo semestre de 2007 se rediseñó la estructura del área de mercadeo, para direccionarla como soporte estratégico en el desarrollo de nuevos productos e integración comercial para todas las compañías. Lo anterior sumado al trabajo de alineación estratégica realizado con las filiales, permitirá fortalecer y profundizar las relaciones comerciales con nuestros clientes, a través de una oferta de productos y servicios integral con valor agregado.

Para dar continuidad al trabajo desarrollado en la adopción de la nueva imagen, se trabajó en el diseño del concepto y de las piezas publicitarias para la campaña de 2008, el cual se orientó a consolidar nuestro posicionamiento como entidad innovadora en el área de diseño, creación, administración y distribución de portafolios de inversión.

Con el objetivo de dar mayor funcionalidad y dotar a nuestro portal de Internet de nuevas herramientas tecnológicas se concluyó el diseño de su plan de actualización, el cual debe ejecutarse en el primer semestre del año 2008.

Banca Privada

La labor desarrollada en el primer semestre en la colocación de acciones de AVAL e ISAGEN, sirvió como soporte para participar activamente en la presentación de nuevas alternativas de inversión para nuestros clientes. Conjuntamente con nuestra filial Casa de Bolsa y con la unidad de banca de inversión, se realizó, con una excelente acogida, la comercialización de las emisiones de acciones de ECOPETROL e ISA.

En el empeño de brindar opciones de inversión novedosas, ajustadas a los perfiles de riesgo y rentabilidad de nuestros clientes, de manera conjunta con nuestra filial Fiduciaria Corficolombiana y con el banco corresponsal Societe General, se realizó la estructuración, distribución y colocación de la primera nota estructurada para el segmento de banca privada, esta gestión concluyó en el mes de noviembre con resultados altamente satisfactorios para las partes involucradas. Este es el inicio de un nuevo camino en la decisión de ofrecer a nuestros clientes un amplio portafolio de posibilidades inversión para sus patrimonios.

El trabajo realizado con la filial de Casa de Bolsa, fue especialmente productivo, durante el segundo semestre de 2007 se generaron comisiones por valor de $584 millones, superior en 157% al valor generado en el primer semestre; el valor de comisiones acumuladas en el año ascendió a $957 millones, lo que representa un incremento de 93% frente a las comisiones ejecutadas en el año 2006.

La consecución de depósitos para la Corporación y las filiales estuvo enmarcada en un entorno de alza en las tasas de interés. En el caso especial de la Corporación implicó un estricto trabajo en el control de los costos de captación, la labor realizada permitió mantener depósitos en promedio por $315.000 millones, con un costo inferior en más de 80 puntos básicos, comparado con el generado en el mercado institucional.

La consecución de depósitos para las filiales fue altamente positiva, con un crecimiento de 8 % en el segundo semestre de 2007, discriminados en depósitos para la compañía de Leasing, con un saldo a cierre del año de $224.000 millones, que representa un crecimiento anual de 31.4%. Los depósitos canalizados hacia los fondos administrados por la Fiduciaria presentaron una recuperación, obteniendo como resultado un saldo final de $73.000 millones que representa un crecimiento de 40% en el segundo semestre y 31.24% en el año.

El año 2008 permitirá la consolidación de la unidad de Banca Privada que se ha convertido rápidamente en el canal de distribución de productos especializados y novedosos para el segmento de personas naturales de altos ingresos.

MESA DE DINERO

El comportamiento económico del año generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 8° lugar dentro del ranking general a diciembre de 2007, con una participación del 5.44% del mercado primario y del 11.33% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los clientes internacionales que están operando en el mercado Colombiano. Al cierre del año 2007, nuestro portafolio de derivados Peso / Dólar ascendía a un valor de USD $ 1.686 millones, que significa un aumento del 38.2%, comparado con diciembre de 2006. La participación de la Corporación en este mercado durante el año de 2007 fué del 5.24 %. En el año 2007, la participación de la Corporación en el mercado Spot Peso/ Dólar fue del 15.81%, manteniéndose como la institución líder en el mercado colombiano. Es importante anotar que debido a las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, el mercado de derivados de Peso / Dólar se está desarrollando significativamente fuera del país, sin embargo la Corporación logró incrementar ligeramente su participación.

Así mismo la Corporación incursionó con éxito en mercados internacionales haciendo operaciones de trading en bonos del tesoro americano y también en otras monedas latinoamericanas como Real / Dólar y recientemente Peso Mexicano / Dólar; las expectativas de generación de ingresos lucen promisorias, compartiendo la expertica desarrollada en los mercados locales; así como aprovechar oportunidades de valor relativo, en las monedas latinoamericanas que tienen correlación con la moneda doméstica.

A diciembre 31 de 2007, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.048.481 millones, manteniendo su nivel frente al cierre de diciembre de 2006. Especialmente en el segundo semestre se tomaron posiciones, en su mayoría, indexadas a la DTF.

Para el año 2008, la Corporación continuará la exploración de otros mercados, fundamentalmente en derivados, mercado que tiene potencial de crecimiento buscando la manera más eficiente de invertir los excedentes de liquidez de la Entidad y maximizar sus utilidades.

INVERSIONES DE CAPITAL

El portafolio de renta variable de la Corporación está compuesto por inversiones en diversos sectores de la economía. Se destaca el enfoque del portafolio en el sector de Infraestructura (Gas, Energía, Concesiones Carreteras, Aeroportuarias y de Tratamiento de Agua, y Combustibles), el cual es un sector estratégico para la Corporación y en el que se pretende seguir invirtiendo dado su flujo estable de dividendos y bajos periodos de retorno.

El segundo semestre del año 2007 continuó favoreciendo en términos de crecimiento a los sectores en los cuales la Corporación tiene sus principales inversiones. Con cifras hasta el tercer trimestre se observa un crecimiento acumulado del PIB total de 7.35%, y es preciso resaltar que el sector de "Transporte y Comunicación" encabeza las tasas de crecimiento en el tercer trimestre con 10.90% de incremento. Si bien se observan señales de desaceleración en

importantes rubros de la economía tales como "Construcción" y "Servicios Financieros", el portafolio diversificado de Corficolombiana sigue redituando crecimiento balanceado y flujo de dividendos estable.

Composición del portafolio de renta variable por sectores
A valor en libros de Diciembre de 2007
100% = $1.9 billones



La valoración contable del portafolio consolidado de la Corporación al 31 de diciembre de 2007 (incluyendo provisiones y valorizaciones / desvalorizaciones) alcanzó la suma de $1.873 billones de pesos, comparado al agregado de $1.539 billones al 30 de junio del 2007. El incremento en el valor del portafolio obedece en gran medida a la valoración de nuestra inversión en Promigas, cuyo precio en Bolsa aumentó 58.6% en el semestre. Dentro de las otras inversiones que cotizan en bolsa, el segundo semestre de 2007 enmarcó alzas en las acciones de Mineros (22.9%), Gas Natural (11.7%) y Banco de Occidente (8.0%). En el mismo periodo se depreciaron las acciones de Tablemac (-1.0%), si bien en el año mostraron un crecimiento de 49.3%. Las acciones de Adecaña, Eternit, Ingenio La Cabaña y Textiles Espinal no presentan variación en el periodo de comparación. En suma, se puede concluir que a lo largo de 2007 la porción del portafolio de Corficolombiana que cotiza en Bolsa se comportó favorablemente, mostrando una valorización superior al 30% comparado a una caída de 4.2% observada en el IGBC.

Corficolombiana cerró el segundo semestre de 2007 registrando ingresos por dividendos generados por las compañías del portafolio por $64,909 millones, 4.2% por encima a los del segundo semestre del 2006.

Nuestras concesiones viales PISA (Proyectos de Infraestructura S.A.) y Coviandes/Epiandes observaron excelentes resultados operativos durante el ejercicio enero-junio 2007 impulsados por alto crecimiento en el tráfico vehicular, lo cual se tradujo en dividendos superiores a los pronosticados para el segundo semestre. De igual forma, nuestras compañías de servicios financieros especializados, tanto de leasing como de servicios fiduciarios, se han visto favorecidas por el dinamismo del mercado durante el 2007.

Las compañías líderes en generación de ingresos son, por orden, PISA, Promigás, Coviandes/Epiandes, la Empresa Energía de Bogotá, Leasing Corficolombiana, y Hoteles

Estelar, recordando que una importante porción de los dividendos distribuidos por la EEB se registraron indirectamente hasta el 2007 mediante otros ingresos generados por Proyectos de Energía S.A..

Ingresos Vicepresidencia Inversiones	2006	2007	I semestre 2007	II semestre 2007
Dividendos (1)	143,172	136,786	71,877	64,909
Valoración (2) (3)	535,224	3,824	(6,042)	9,866
Utilidad en Venta de Acciones	25,128	10,458	(163)	10,621
Comisiones	14,358	4,392	2,247	2,145
Diferencia en cambio (4)	(54)	10,591	10,591	-
Total inversiones	717,828	166,051	78,509	87,541

(1) Para 2006 incluye dividendos extraordinarios de Concecol por $28,000 millones por venta de acciones de Corfivalle en 2005.
(2) Para 2006 incluye $504,491 millones de valorización por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre.
(3) La Valoración de inversiones en acciones negociables de alta y media bursatilidad aumenta en II semestre 2007 por incrementos en los precios de mercado de algunas participaciones accionarias de la Corporación.
(4) La generación de ingresos por Diferencia en Cambio y Otros (Ingreso por Intereses) están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

En el segundo semestre de 2007 se efectuaron importantes transacciones encaminadas a consolidar más el portafolio de la Corporación. Se destaca la fusión de Proyectos de Energía S.A. con Corficolombiana concluida en Diciembre 2007, la cual otorgó propiedad directa a Corficolombiana de las acciones de la Empresa Energía de Bogotá S.A. E.S.P. En conjunción a esta operación se concluyó el proceso de venta de la Subestación Eléctrica de Betania, que representó un ingreso extraordinario para PESA previo a la fusión.

Por otro lado, en el semestre concluyeron los procesos de venta de las participaciones (entre paréntesis) de la Corporación en Colmotores S.A. (0,12%) e IBC Solutions (37,50%). Adicionalmente, se dieron de baja mediante liquidación las inversiones en General de Inversiones S.A. (empresa holding que llevaba varios años inactiva), Estudios y Desarrollos de Infraestructura S.A. (consorcio cuyo objeto único quedó extinguido) y Promotora Inmobiliaria la Esperanza S.A. (cuyo objeto quedó extinguido tras la venta del lote que rentaba a la empresa Figoríficos Colombianos S.A.).

PORTAFOLIOS DE INVERSION

Durante el segundo semestre del año 2007, la Corporación, a través de la Vicepresidencia de Portafolios de Inversión ha continuado la estructuración y puesta en marcha de Fondos de Capital Privado (FCP), enfocándose principalmente en las iniciativas de un FCP en Infraestructura y otro en el sector inmobiliario, así como también en apoyo a Fiduciaria Corficolombiana en las estructuración de iniciativas alrededor de este tipo de vehículos.

Respecto al tema de la estructuración y puesta en marcha de Fondos de Capital Privado, a continuación se detallan hechos relevantes que durante el segundo semestre de 2007 se han tenido con miras al lanzamiento durante el 2008 de los fondos detallados anteriormente:

FCP en Infraestructura

En lo referente a diseño del marco legal del Fondo, durante el según semestre de 2007 se

desarrollo, en conjunto con Holguín Neira & Pombo, la elaboración del contrato de adhesión al Fondo, el cual, es básicamente el documento marco que regirá las relaciones y actuaciones entre administradores y suscriptores del Fondo.

Adicionalmente, se iniciaron también las labores de levantamiento del flujo de posibles inversiones para el Fondo pensando en la búsqueda de opciones de inversión en Colombia, Chile, Perú y Centroamérica, dando como resultado las primeras participaciones de la Corporación con miras a acceso a inversiones para el Fondo, como son:

Privatización Electrificadoras: Corficolombiana, en conjunto con un Operador idóneo en el sector entró a participar en el proceso de privatización de cinco electrificadoras colombianas (Cundinamarca, Meta, Santander, Norte de Santander y Boyacá).

Actualmente, el proceso se encuentra suspendido y se está en espera de su reanudación por parte del Gobierno.

Licitación Aeropuertos de Occidente: A su vez, Corficolombiana, en asocio con AENA Internacional, presentó oferta a través Promesa de Sociedad Futura, dentro del marco de la Licitación No. 7000132 - OL de 2007 de la Aeronáutica Civil y el Aeropuerto Olaya Herrera, para la administración, operación, explotación comercial, adecuación, modernización y mantenimiento de los aeropuertos de Medellín, Rionegro, Quibdo, Montería, Carepa y Corozal.

La adecuación y modernización requerida por los concedentes incluía entre otras, actuaciones sobre pistas, terminales nacionales e internacionales y equipamiento aeroportuario y de seguridad aeroportuaria, con una inversión estimada por el estructurador de 0.3 billones de pesos.

El proceso para presentar ofertas fue aplazado del pasado 17 de diciembre de 2007 al 17 de enero de 2008, esperado estudio de las mismas y adjudicación para el 28 de febrero de 2008.

FCP Inmobiliario

Durante el segundo semestre de 2007, respecto al FCP Inmobiliario, se adelantaron labores tendientes a estructurar el esquema de negocio que ofrecerá el Fondo a sus inversionistas, principalmente enfocando dichos esfuerzos en la construcción de un flujo de oportunidades de inversión en activos inmobiliarios (exceptuando vivienda) de importante envergadura y alto potencial de valor agregado.

En general los activos inmobiliarios objetivo se dividirán en dos: i) Inmuebles ya existentes para negocio de arrendamiento y venta y ii) desarrollo de proyectos en los cuales el Fondo participará en los procesos de planeación, diseño, construcción y comercialización.

BANCA DE INVERSION

2007 se caracterizó por el auge de la emisión de acciones. En este producto, la banca de Inversión de la Corporación se destacó por haber realizado de manera exitosa las colocaciones de Grupo Aval e ISA.

Así mismo, durante el año, se consolidó la estrategia de ampliar el mercado del negocio a las regiones donde la Corporación tiene presencia, de tal modo que éstas llegaron a aportar la tercera parte de los ingresos del área.

El mercado de bonos estuvo deprimido durante el año, debido a la iliquidez generalizada de los títulos de renta fija y a las limitaciones regulatorias para su transabilidad. Sin embargo, en este ambiente desfavorable la Corporación logró colocar de manera exitosa bonos de nuevos emisores como GMAC y Alquería.

En total, durante el 2007 la banca de inversión movilizó recursos por $1.614.519 millones de pesos.

Los principales negocios ejecutados durante el segundo semestre de 2007 fueron los siguientes:

Estructuración y Colocación de Títulos en el Mercado de Capitales. Se estructuraron las siguientes emisiones: Emisión de Acciones de ISA por $399.045 millones, emisión de bonos ordinarios de Alquería por $35.200 millones y emisión de bonos ordinarios de GMAC por $79.634 millones.

Créditos Sindicados. Se estructuró y distribuyó un sindicado para Credivalores por $93 mil millones.

Fusiones y Adquisiciones. En el segundo semestre del año 2007 se realizó la valoración y enajenación de Ruitoque S.A. E.S.P. por un valor de $ 6.500 millones de pesos.

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de mercados y análisis de acciones. Se destaca a su vez, que Corficolombiana quedó en el cuarto puesto en el año en la encuesta mensual de "expectativas de inflación y tasa de cambio 2007" del Banco de la República.

GERENCIA DE INMUEBLES

Durante el segundo semestre del año 2007 se lograron ventas de inmuebles por valor de $20.541 millones, representados en Bienes recibidos en pago durante periodos anteriores, bienes saneados, activos fijos no utilizados en la operación e inmuebles en fideicomisos de inversión.

Las ventas, representadas principalmente en lotes, oficinas y locales, dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $12.535 millones y el saldo de las daciones en pago disminuyó de $51.569 millones en Junio 30 de 2007 a $45.986 millones en Diciembre 31 de 2007.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval – Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

Durante el año 2007 (incluyendo primer y segundo semestres) las ventas de inmuebles ascendieron a $50.952 millones incluyendo los Bienes Recibidos en Pago, Inmuebles

Saneados, inmuebles en Fideicomisos de inversión y Activos Fijos no utilizados en la operación. Estas ventas dejaron un impacto positivo en el Estado de Pérdidas y Ganancias por valor de $ 31.189 millones.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el 2007 fueron destacables, la utilidad neta para el ejercicio 2007 fue de $7.001 millones, lo cual muestra un retorno patrimonial para sus accionistas del 23.3%. Los ingresos por comisiones y honorarios en el año 2007 arrojaron un valor de $20.450 millones, con un importante crecimiento de 16.2% frente a los ingresos del año 2006.

El valor de activos administrados de $4.6 billones al cierre del 2007 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del año 2007 se situó en $30.114 millones mostrando un crecimiento del 13% frente a diciembre de 2006 cuando el patrimonio alcanzó un valor de $26.582 millones. El pasivo total ascendió a $6.491 millones y el activo a $36.606 millones, cifra que incluye $27.629 millones del portafolio propio de la Fiduciaria.

Durante el 2008 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de Fiducia de Inversión con el lanzamiento de Fondos de Capital Privado en unión con Corficolombiana. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria será el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

La compañía, registró al cierre del año 2007 un incremento del 8,4% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $489.438 millones en diciembre de 2006 a $530.313 millones al terminar el 2007.

Las utilidades de la entidad cerraron en $12.373 millones, arrojando una disminución del 6.6% frente al resultado obtenido al finalizar el año 2006, que fue de $13.251 millones, los resultados del año se vieron afectados por la provisión diferida originada en la implementación del Modelo de Referencia Crediticia que fue de $2.925 millones.

El patrimonio cerró en $58.030 millones lo que representa un incremento del 14% con respecto a los $50.738 millones registrados al cierre de 2006 y el indicador de solvencia cerró en 11.07%, frente al mínimo legal requerido del 9%, en la asamblea de agosto de 2007 se aprobó la capitalización de la compañía por $5.246 millones mediante la distribución de dividendos en acciones sobre las utilidades del primer semestre del año.

Casa de Bolsa

Durante el segundo semestre de 2007, Casa de Bolsa presentó un incremento en el número de operaciones realizadas a través de la BVC del 86.9%. La firma participó en 3

procesos de emisión masiva de acciones de las empresas, Isagen, Ecopetrol e Isa que se dieron en el mercado bursátil colombiano durante este segundo semestre.

Las utilidades del segundo semestre 2007 crecieron en un 652.2% frente a las obtenidas en el primer semestre de 2007 al pasar de $505,97 millones a $3.805,74 millones, este comportamiento es explicado principalmente por la valorización de las acciones de la BVC. Adicionalmente el resultado neto del año fue superior en 183,2% frente al cierre de 2006, a diciembre de 2007 registró una utilidad operativa de $3.883,86 millones.

A cierre de 2007 los activos de la empresa sumaron $20.495,42 millones, presentando un crecimiento de 158.9% frente al cierre del primer semestre de 2007 y de 146.93% frente al cierre del año anterior. El patrimonio presentó un crecimiento de 52.68% en el semestre y de 54.03% en el año registrando a diciembre de 2007 un saldo de $11.480,17 millones, este incremento es el resultado de la capitalización de utilidades y de los resultados generados en el semestre.

Banco Corfivalle (Panamá)

Al cierre del año 2007 el Banco Corfivalle (Panamá) registró un total de activos de USD $32.727.242, donde rubro más importante es el de las inversiones que representan el 93.72% del total de activos. A diciembre de 2007 el saldo de los pasivos fue de USD $26.504.274, los depósitos del público representan el 94.90% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD $6.222.968 cierre de 2007. Las utilidades generadas por la entidad en el año 2007 alcanzaron los USD $182.154, el ingresos más importante corresponde a los intereses generados por las inversiones de renta fija.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

CORFICOLOMBIANA ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el segundo semestre de 2007 son:

- Se continuó con la aplicación de la metodología para la identificación, medición, control y monitoreo de riesgos operacionales en todos los procesos de la compañía: misionales, estratégicos y de apoyo. A corte diciembre 31 se cumplieron los pasos de identificación, medición y control de riesgos.

- Dando continuidad al proceso de capacitación institucional fueron capacitados los Oficiales de Riesgo Operacional de cada área, funcionarios encargados del registro de los eventos de riesgo operacional en el aplicativo desarrollado para este propósito. Con relación al proyecto de capacitación virtual se realizaron dos ciclos de prueba del

producto, se espera contar con esta herramienta en producción a partir del mes de Febrero de 2008.

- Con relación a la base de datos de riesgo operacional, a partir del mes de agosto se inicio la captura de los eventos de riesgo operacional. A Diciembre 31 la base de datos contaba con 56 registros.

- Con relación al Plan de Continuidad de Negocio se contó con el acompañamiento de DELIMA MARSH para el desarrollo de este proyecto. A Diciembre 31, se cumplieron las fases de: Análisis de Impacto al Negocio, Definición de Estrategias y Construcción de Planes por área. Para el primer semestre de 2008, se espera desarrollar las tareas preventivas identificadas y ejecutar las pruebas que permitan asegurar la viabilidad de su implementación en caso de un evento de alto impacto.

Finalmente, la Superintendencia Financiera expidió la resolución 1865 de Octubre 17 de 2007 por medio de la cual se incluyen cuentas para registrar el Riesgo Operativo en los planes únicos de cuentas (PUC). El propósito: que las entidades vigiladas registren contablemente en estas cuentas aquellos eventos de riesgo operacional que tuvieron impacto en PYG. La resolución tiene vigencia a partir de enero de 2008 y para asegurar su implementación sin mayores traumas, la Superintendencia diseño plan de pruebas el cual fue ejecutado con éxito durante el mes de diciembre.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la circular Externa 22 del 19 de abril de 2007, y modificó de esta manera el Sistema Integral de Prevención de Lavado de Activos SIPLA. Por tal motivo, la Junta Directiva, por recomendación

de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 31 de diciembre de 2007, Corficolombiana contaba con una planta de 326 personas, que representa un incremento del 1.88% con respecto a los 320 empleados que iniciaron el año. El año 2007 fue muy importante para la consolidación y desarrollo de la Corporación.

Durante el año las acciones desarrolladas dentro de la gestión de la entidad, estuvieron orientadas al fortalecimiento estratégico de los negocios, a la mejora en los procesos y sistemas de gestión, la modernización de la plataforma tecnológica y física y la consolidación de una cultura de administración del riesgo entre otros.

Igualmente, se incrementaron las sinergias entre las distintas áreas de la Corporación y las Filiales Financieras, uniendo esfuerzos y conocimientos para multiplicar las oportunidades comerciales.

AVANCES TECNOLÓGICOS

Durante en el segundo semestre del 2007 el área de sistemas continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria de la Corporación tales como:

-   Elaboración del plan de Recuperación de Desastres de Tecnología informática (DRP).
-   Instalación y configuración del proyecto de actualización de equipos centrales de cómputo como implementación de los requerimientos de riesgo operacional.
-   Unificación de la infraestructura de comunicaciones a nivel nacional, optimizando la conexión entre las regionales, las oficinas y la Dirección General de la Corporación y sus filiales financieras.
-   Integración del plan estratégico de Inteligencia de negocios con la estrategia Corporativa de BPM y con los proyectos de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT)
-   Rediseño del proyecto de cliente único para Corficolombiana y filiales financieras.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones el día 18 de julio y 5 de diciembre de 2007, donde se analizaron, entre otros temas los que a

continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

a) Estados financieros a octubre de 2007.
b) La cartera por calificación a octubre de 2007.
c) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación no sea utilizada como instrumento para la realización de actividades ilícitas.
d) Supervisó las funciones y actividades de Contraloría en aspectos tales como:
   • Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
   • Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
   • Estadísticas de seguimiento y control con base en la planeación.
e) Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.
f) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
g) Se analizaron y evaluaron las actas del Comité de ALCO.
h) En el Comité de 18 de julio y 5 de diciembre de 2007, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:
   • Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
   • Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
   • Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
   • Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
   • Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
   • Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene

implementados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló durante el segundo semestre del año las actividades incluidas en el cronograma de implementación de los cambios necesarios en el sistema de prevención para cumplir las disposiciones de la Superintendencia.

En efecto, en diciembre de 2007 se aprobaron modificaciones al Código de Ética y al Manual del Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el segundo semestre del 2007 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se aprobó el Plan Anual de Cumplimiento 2007, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a través de los informes a la Junta Directiva por parte del Oficial de Cumplimiento que establece la normatividad vigente.

Adicional a las labores de monitoreo del conocimiento de los clientes y de sus operaciones con la Corporación, conocimiento de los segmentos de mercado atendidos, de las transacciones, de la capacitación al personal y de la colaboración con las autoridades, durante el periodo mencionado se adelantaron actividades del Proyecto Cliente Único mediante el cual la Corporación está implementando mecanismos de control, seguimiento y gestión de la información de los clientes mediante la integración de las bases de datos de los diferentes negocios.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero del Ministerio de Hacienda.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del año 2007 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

Medidas para la eficiencia y la transparencia en la ley 80.

Congreso de la República. Ley 1150 del 16 de julio de 2007 "Por medio de la cual se introducen medidas para la eficiencia y la transparencia en la ley 80 de 1993 y se dictan otras disposiciones generales sobre la contratación con recursos públicos".

Dentro de los aspectos de mayor interés para el sector señalamos los siguientes:

* Establece una modificación al parágrafo del artículo 32 de la ley 80 de 1993, indicando que los Establecimientos de Crédito, las compañías de seguros, y las demás entidades financieras de carácter estatal, no estarán sujetas a las disposiciones del Estatuto General de Contratación de la Administración Pública y, se regirán por las disposiciones legales y reglamentarias aplicables a dichas actividades. No obstante, en su actividad contractual se someterán a lo dispuesto en el artículo 13 que se refiere a los principios generales de la actividad contractual para entidades no sometidas al Estatuto General de Contratación de la Administración Pública, acorde con su régimen legal especial, los principios de la función administrativa y de la gestión fiscal de que tratan los artículos 209 y 267 de la Constitución Política, respectivamente según sea el caso y estarán sometidas al régimen de inhabilidades e incompatibilidades previsto legalmente para la contratación estatal.

* En cuanto se refiere a la inversión en fondos comunes ordinarios, adiciona el numeral 5º del artículo 32 de la Ley 80 de 1993, con un inciso que establece que la selección de las sociedades fiduciarias a contratar, sea pública o privada, se hará con rigurosa observancia del procedimiento de licitación o concurso previsto en la ley. No obstante, en cuanto se refiere a los excedentes de tesorería de las entidades estatales, indica que se podrán invertir directamente en fondos comunes ordinarios administrados por sociedades fiduciarias, sin necesidad de acudir a un proceso de licitación pública.

* Señala que el Fondo Financiero de Proyectos de Desarrollo, FONADE se regirá por las normas del Estatuto General de Contratación de la administración Pública contenido en la ley 80 de 1993 y en las demás normas que lo modifiquen, deroguen o adicionen.

Oficinas de representación de instituciones financieras, reaseguradoras y del mercado de valores del exterior.

Ministerio de Hacienda y Crédito Público. Decreto 2558 del 6 de julio de 2007 "Por el cual se expide el régimen de oficinas de representación de instituciones financieras, reaseguradoras y del mercado de valores del exterior y se dictan otras disposiciones"

Dentro de los aspectos que regula el Decreto, se encuentran, entre otros, los siguientes:

* Régimen de apertura de instituciones financieras del exterior, de instituciones reaseguradotas del exterior y de instituciones del mercado de valores del exterior
* Excepciones al régimen de apertura
* Requisitos para el establecimiento de una oficina de representación

- Representación de las instituciones del exterior a través de matriz, filial o subsidiaria establecida en Colombia
- Servicios autorizados a las oficinas de representación de instituciones financieras y del mercado de valores del exterior
- Prohibiciones
- Promoción en el exterior de negocios de las sociedades comisionistas de bolsa de valores establecidas en Colombia
- Corresponsalía local de las sociedades comisionistas de bolsa

Este decreto deroga expresamente el 2951 de 2004 el cual dictaba normas sobre la actividad de las oficinas de representación de instituciones financieras y de reaseguros del exterior.

Cámaras de riesgo central de contraparte.

Ministerio de Hacienda y Crédito Público. Decreto 2893 de 2007 "Por el cual se regulan las Cámaras de Riesgo Central de Contraparte y se dictan otras disposiciones".

Este decreto regula la constitución y organización de las cámaras de riesgo central de contraparte. Algunos de los aspectos más importantes de la regulación son los siguientes:

- Las cámaras de riesgo deberán constituirse como sociedades anónimas de objeto exclusivo y cumplir con lo establecido en el artículo 53 del EOSF.
- Su actividad podrá realizarse respecto de valores nacionales o extranjeros inscritos en el RNVE, derivados, contratos, productos o bienes transables, incluyendo aquellos que por su naturaleza se negocien a través de bolsas de bienes y productos agropecuarios, agroindustriales o de otros commodities. Adicionalmente, podrá realizar actividades permitidas por la ley en relación con divisas, de conformidad con la regulación que expida el Banco de la República.
- El capital mínimo que deberá acreditarse es de $19.000.000.000.
- Al menos el 40% de los miembros que integren la Junta Directiva deberán tener la calidad de independientes, de acuerdo con lo establecido en el decreto.
- Las cámaras de riesgo central deberán tener como mínimo un comité de riesgos y otro de auditoría.
- Los cupos individuales de crédito de las instituciones financieras previstos en el decreto 2360 de 1993 podrán alcanzar hasta el 30% del patrimonio técnico del otorgante cuando se trate de operaciones activas de crédito realizadas con cámaras centrales de riesgo.

Oferta pública.

Ministerio de Hacienda y Crédito Público. Decreto 2938 del 3 de agosto de 2007 "Por el cual se modifica la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores"

Se modificaron las siguientes disposiciones de la Resolución 400:

El numeral 2 del artículo 1.2.5.7. que establece que no se debe realizar oferta pública de adquisición cuando la calidad de beneficiario real se obtenga mediante la participación en una oferta que se haga con ocasión de un proceso de privatización. De esta manera, se elimina el

supuesto en que la calidad de beneficiario real se obtiene a través de un martillo en bolsa de valores.

El inciso 1 del artículo 1.2.5.15 que establece que antes de la formulación de una oferta pública, el oferente debe acreditar ante la Bolsa de Valores, la constitución de una garantía que respalde el cumplimiento de las obligaciones que resulten de la misma.

A este mismo artículo se adiciona un numeral que dispone que la garantía puede ser un depósito en garantía en moneda extranjera, cuyo único beneficiario sea la Bolsa y que sea transferible al primer requerimiento de ésta.

El parágrafo 1 del artículo 1.2.5.18 que dispone que una vez sea publicado el primer aviso de la oferta competidora, las aceptaciones a la primera oferta, se entenderán automáticamente realizadas respecto de la oferta competidora.

Instrucciones a los Notarios para la prevención y control de lavado de activos y financiación del terrorismo.

Superintendencia de Notariado y Registro. Instrucción Administrativa 07 del 3 de agosto de 2007 "Mecanismos para la Prevención y Control de Lavado de Activos y Financiación del Terrorismo".

La Superintendencia de Notariado y Registro busca a través de esta instrucción administrativa, establecer algunas pautas que deben tener en cuenta los notarios de todos los círculos del territorio nacional, para efectos de identificar aquellas actividades sospechosas y señales de alerta que puedan estar vinculadas al lavado de activos o a la financiación del terrorismo.

En ese sentido, se establece que la entidad deberá examinar con especial atención, cualquier operación que, con independencia de su cuantía y por su naturaleza, no tenga un propósito económico o lícito aparente. Así mismo, dentro de las señales de alerta que pueden representar operaciones notariales susceptibles de estar vinculadas con el lavado de activos, se destacan algunos actos o negocios jurídicos que demandan especial atención y supervisión por parte del Notario y que se encuentran relacionados con temas del sector inmobiliario, constitución o liquidación de sociedades y cancelación de gravámenes hipotecarios.

Liquidación voluntaria de las instituciones financieras.

Ministerio de Hacienda y Crédito Público. Decreto 3530 de 2007 "Por medio del cual se reglamenta el literal j) del numeral 2° del artículo 326 del Estatuto Orgánico del Sistema Financiero".

De conformidad con el citado decreto se establece que la Superintendencia Financiera de Colombia de forma previa a realizar la aprobación de la liquidación voluntaria de las instituciones financieras sometidas a su inspección y vigilancia, deberá haber comprobado que la correspondiente institución no posee obligaciones con el público por los conceptos definidos en el numeral 2° del artículo 299 del mencionado Estatuto, esto es, aquellas acreencias que se encuentran excluidas de la masa de la liquidación.

Ofertas públicas de valores

Ministerio de Hacienda y Crédito Público. Decreto 3780 del 1 de octubre de 2007 "Por el cual se dictan disposiciones sobre ofertas públicas de valores mediante la construcción del libro de ofertas y se dictan otras disposiciones".

Mediante este decreto se adiciona una segunda Sección al Segundo Capítulo, del Título Segundo de la Parte Primera de la Resolución 400 de 1995, para reglamentar la realización de ofertas públicas de valores mediante la construcción de un libro de ofertas.

Se define este mecanismo estableciendo que es aquel por el cual un emisor puede determinar el precio, la distribución y asignación de los valores a emitir y el tamaño de la emisión, a través de la promoción preliminar de los valores y el posterior registro de las órdenes de demanda en un libro de ofertas. Todos los valores inscritos en el Registro Nacional de Valores y Emisores pueden ser ofrecidos de esta manera.

El procedimiento se lleva a cabo de la siguiente manera: Se solicita autorización para realizar una oferta pública de valores y se registra el prospecto de información preliminar en la Superintendencia Financiera; se inicia la promoción de los valores a ofrecer; posteriormente se abre el libro para la recepción de ofertas, y se debe entre otras, recibir todas las posturas de demanda que se presenten en condiciones de igualdad en el acceso y transparencia.

Una vez realizada la promoción y recibidas las demandas por los valores ofrecidos, se cierra el libro para todos los destinatarios de la oferta y se puede determinar el precio o la tasa de colocación de los valores y el tamaño de la emisión; esta información se incluye en el prospecto de información definitivo. Posterior a lo anterior, se realiza la asignación y distribución de los valores emitidos, según la cantidad de valores demandada.

Finalmente, se dispone que en las ofertas realizadas bajo este procedimiento, será posible adicionar como parte de la oferta, valores ya emitidos de la misma especie inscritos en el RNVE que se encuentren en poder del público; en todo caso, tal posibilidad debe preverse desde el inicio y no puede superar el 25% del total de la emisión.

Instrucciones sobre la administración y gestión de carteras colectivas.

Superintendencia Financiera de Colombia. Circular externa 054 del 30 de octubre de 2007.

En ejercicio de sus atribuciones legales, la Superintendencia Financiera de Colombia expide el nuevo Título VIII de la Circular Externa 07 de 1996 (Circular Básica Jurídica), el cual contiene las instrucciones sobre la administración y gestión de las carteras colectivas administradas por las sociedades comisionistas de bolsa de valores, por las sociedades administradoras de inversión y por las sociedades fiduciarias.

Algunas de las materias reguladas por el título VIII de la Circular Externa y sobre las que tendrán que recaer los cambios en las entidades administradoras de carteras colectivas son las siguientes:

- Acreditación de los requisitos de constitución y funcionamiento de las carteras colectivas.

- Infraestructura administrativa, tecnológica y humana.
- Contenido mínimo de los reglamentos y de los prospectos por modalidad de carteras colectivas.
- Contenido mínimo de las constancias de entrega de recursos y de los documentos representativos de las participaciones en carteras colectivas.
- Obligaciones de revelación de información.
- Informe de gestión y rendición de cuentas de la sociedad administradora.
- Cálculo de los montos de suscripciones.
- Cálculo del plazo máximo promedio ponderado de los valores para el caso de carteras. colectivas del mercado monetario.
- Aplicación del Artículo 3 del Decreto 1797 de 1999.
- Carteras colectivas con compartimentos.
- Operaciones de reporto o repo (repo), simultáneas y de transferencia temporal de valores.
- Reglas adicionales para la encomienda contenida en el parágrafo del artículo 51 del decreto 2175.
- Contralor normativo.
- Reglas especiales para los Fondos de Capital Privado.
- Planes únicos de cuenta aplicables.
- Consideraciones adicionales al proceso de fusión de las carteras colectivas.
- Referencias normativas.

Modificaciones a las inversiones de portafolio de capital del exterior en Colombia.

Ministerio de Hacienda y Crédito Público. Decreto 4814 del 14 de diciembre de 2007 "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".

Se realizan las siguientes modificaciones a las inversiones de portafolio de capital del exterior en Colombia:

- Se permite que el depósito, que debe constituirse al momento de la canalización de la inversión de portafolio, pueda constituirse en dólares o en moneda legal liquidada a la "Tasa Representativa del Mercado". Antes del presente decreto solo podía constituirse el depósito en moneda legal.

- Se disminuyeron los porcentajes de descuento que se aplican cuando se opta por la restitución del depósito antes de su vencimiento, al momento o con posterioridad a su constitución. Por ejemplo, el porcentaje de descuento para el depósito que vence en seis meses que estaba en 9.4% se disminuyó a 5.2%.

- "En caso que se solicite la restitución del depósito el día de su constitución, se entenderá cumplida la obligación con la entrega al Banco de la República del monto correspondiente al descuento previsto para dicha fecha".

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad."

Acto seguido, el Presidente solicitó al Secretario presentar las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio julio-diciembre 2007 y cuyo detalle aparece en la nota # 25.

El secretario manifiesta que el apoderado del Banco de Bogotá propone a la asamblea no dar lectura a las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, contempladas en el balance y estado de resultados del ejercicio julio-diciembre 2007 y cuyo detalle aparece en la nota # 25, ya que las mismas han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, y a cada uno de los presentes se le entregó un paquete que contiene las notas

Los accionistas presentes aprobaron por unanimidad obviar la lectura de las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas.

4.2. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2007 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES.

El Presidente solicitó dar lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. julio y el 31 de diciembre de 2007 los cuales fueron repartidos a todos los accionistas asistentes, se informa además que tales documentos estuvieron a su disposición en las oficinas de la Administración de la Corporación Financiera Colombiana S.A. con antelación de quince (15) días hábiles a la fecha de la presente Asamblea para que los accionistas ejercieran el derecho de inspección de que trata el Artículo 447 del Código de Comercio.

El Secretario informó a la Asamblea que el apoderado del Banco de Bogotá propone a los accionistas obviar la lectura a los balances, estado de pérdidas y ganancias, y sus anexos, teniendo en cuenta que los documentos han estado a disposición de los accionistas con 15 días hábiles de anticipación a la reunión, que a cada uno de los accionistas presentes se le entregó un paquete que contiene toda la información sobre el tema.

Los accionistas presentes por unanimidad aprueban obviar la lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. de julio y el 31 de diciembre de 2007.

A continuación se transcriben los Balances General Comparativo y Consolidado y el Estado de Pérdidas y Ganancias correspondiente al ejercicio 1o. de julio y 31 de diciembre de 2007:

NOTA: Las Notas al Balance y al Estado de Pérdidas y Ganancias, los demás estados financieros y los anexos, constituyen anexo de la presente acta, el cual reposa en los archivos de la Corporación.

CORPORACION FINANCIERA COLOMBIANA S. A.
Balances Generales
31 de diciembre y 30 de junio de 2007
(Expresado en Millones de Pesos)

ACTIVO		A: 31/12/2007 DD/MM/AAAA	A: 30/06/2007 DD/MM/AAAA
DISPONIBLE	(Notas 5 y 25)	$ 88,437.1	$ 85,304.9
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA (Nota 6)		167,843.8	141,865.1
INVERSIONES	(Notas 7 y 25)	2,679,552.4	2,416,533.8
Negociables Títulos de Deuda		227,012.3	264,756.3
Negociables Títulos Participativos		90,116.5	83,975.5
Para Mantener Hasta el Vencimiento		41,400.2	36,444.7
Disponibles Para la Venta en Títulos de Deuda		307,562.5	134,406.2
Disponibles Para la Venta en Títulos Participativos		1,901,500.2	1,446,362.4
Derechos de Recompra de Inversiones		477,015.3	611,332.3
Menos: Provisión		(123,230.0)	(142,165.2)
CARTERA DE CREDITOS	(Notas 8 y 25)	0.0	80.3
Créditos Comerciales, Otras Garantías		0.0	80.4
Categoría A Normal		0.0	91.3
Menos: Provisión		0.0	(0.8)
Menos: Provisión General		0.0	(0.9)
ACEPTACIONES Y DERIVATIVOS	(Nota 9)	32,776.3	66,516.7
Derivados		32,776.3	66,636.7
Derechos		4,796,314.5	4,661,060.6
Obligaciones		(4,763,438.2)	(4,621,633.9)
CUENTAS POR COBRAR	(Notas 10 y 25)	60,017.3	66,518.3
Intereses		630.3	340.6
Comisiones y Honorarios		4,900.7	4,480.5
Pago por Cuenta de Clientes Consorcial		3.4	3.9
Otros		76,533.3	56,700.8
Menos: Provisión		(1,091.2)	(2,806.3)
BIENES REALIZABLES Y RECIBIDOS EN PAGO	(Nota 11)	6,804.0	7,652.8
Bienes Recibidos en Pago Diferentes a Vivienda		30,305.0	32,091.7
Bienes no utilizados en el Objeto Social		565.3	656.3
Depreciación		0.0	(34.6)
Menos: Provisión		(24,067.5)	(25,826.6)
PROPIEDADES Y EQUIPO	(Nota 12)	10,013.6	11,255.2
Terrenos, Edificios y Construcciones en Curso		14,020.5	17,400.9
Equipo, Muebles y Enseres de Oficina		9,004.3	6,042.1
Equipo de Computación		5,626.4	6,279.9
Otros		1,294.0	932.4
Menos: Depreciación y Amortización Acumulada		(73,199.3)	(24,860.1)
Menos: Provisión		0.0	(309.8)
OTROS ACTIVOS	(Notas 13)	41,904.0	73,675.3
Aportes Permanentes		62.3	62.2
Gastos Anticipados y Cargos Diferidos		3,642.7	2,515.1
Otros		60,167.1	66,060.5
Menos: Provisión		(21,868.4)	(22,910.5)
VALORIZACIONES	(Notas 7 y 25)	330,852.4	312,901.5
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotización en Bolsa		310,310.8	293,972.8
Propiedades y Equipo		20,541.5	19,908.6
DESVALORIZACIONES	(Nota 7)	(37,304.4)	(60,490.2)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad o sin Cotización en Bolsa		(37,304.4)	(60,490.2)
TOTAL ACTIVO		$ 3,400,067.0	$ 3,112,424.0
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 23)	$	151,360.6	138,920.7
CUENTAS CONTINGENTES DEUDORAS	(Nota 23)	314,862.3	361,796.1
CUENTAS DE ORDEN DEUDORAS	(Nota 24)	7,949,522.9	6,708,447.4
CUENTAS DE ORDEN ACREEDORAS POR EL CONTRARIO	(Nota 24)	3,626,498.2	4,650,669.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 12,033,897.0	$ 11,857,310.0

PASIVO Y PATRIMONIO		A: 31/12/2007 DD/MM/AAAA	A: 30/06/2007 DD/MM/AAAA
DEPOSITOS Y EXIGIBILIDADES	(Notas 14 y 25)	$ 963,146.5	$ 347,652.3
Certificados de Depósito a Término		706,062.5	474,447.0
Depósitos de Ahorro		254,162.9	196,873.4
Otros		2,922.1	4,362.1
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA (Nota 15)		944,016.5	615,919.4
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS (Nota 16)		0.0	25,409.1
Entidades del Exterior		0.0	25,409.1
CUENTAS POR PAGAR	(Notas 17 y 25)	82,967.7	67,113.3
Intereses		12,204.1	11,063.9
Comisiones y Honorarios		3.6	3.5
Dividendos y Excedentes		56,678.1	35,784.6
Otros		14,191.0	20,256.5
OTROS PASIVOS	(Nota 18)	10,449.1	9,203.0
Obligaciones Laborales Consolidadas		1,913.5	1,498.4
Ingresos Anticipados y Abonos Diferidos		7,298.4	6,678.9
Pensiones de Jubilación		1,236.2	1,193.3
PASIVOS ESTIMADOS Y PROVISIONES	(Nota 19)	3,686.1	12,178.2
Obligaciones Laborales		1,174.2	1,631.5
Impuestos		9.5	5,473.3
Otros		2,506.3	5,153.3
TOTAL PASIVO EXTERNO		1,686,575.0	1,001,375.1
TOTAL PASIVO		1,686,575.0	1,001,375.1
PATRIMONIO		1,793,319.0	1,611,044.0
CAPITAL SOCIAL Dividido en 165,361,725 Acciones de Valor Nominal de $ 10.00 c/u	(Nota 20)	1,653.5	1,653.5
RESERVAS	(Nota 21)	1,138,261.2	1,149,677.2
Reserva Legal		574,784.8	574,784.8
Reservas Estatutarias y Ocasionales		563,476.4	574,242.6
SUPERAVIT o DEFICIT		562,906.1	258,196.3
Ganancias o Pérdidas No Realiz. en Inv.		258,447.1	14,729.7
Disponibles Para la Vta	(Nota 22)		
Valorizaciones		330,962.4	312,061.6
Desvalorizaciones		(37,294.4)	(66,496.2)
UTILIDAD DEL EJERCICIO		900,306.0	106,363.1
TOTAL PASIVO Y PATRIMONIO	$	3,400,067.0	3,112,424.0
CUENTAS CONTINGENTES ACREEDORAS	(Nota 23)	151,360.6	$ 138,920.7
Avales y Garantías		46,984.5	63,792.6
Otras Contingencias		104,372.1	75,128.1
CUENTAS CONTINGENTES DEUDORAS POR CONTRA	(Nota 23)	314,862.3	361,796.1
CUENTAS DE ORDEN DEUDORAS POR CONTRA	(Nota 24)	7,949,522.9	6,708,447.4
CUENTAS DE ORDEN ACREEDORAS	(Nota 24)	3,626,498.2	4,650,669.4
TOTAL CUENTAS CONTINGENTES Y DE ORDEN	$	12,033,897.0	$ 11,857,310.0
UTILIDAD POR ACCION (En Pesos)	$	907.81	$ 647.33

Véanse las notas que acompañan los estados financieros

PEDRO NEL OSPINA SANTAMARIA
PRESIDENTE (*)

MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD (*)
T. P. 45996-T

NELSON GERMAN SEGURA GARZON
REVISOR FISCAL
T.P. No. 24706-T
Miembro de Deloitte & Touche Ltda.

(*) Los suscritos Representante Legal y Contador, certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que las mismas han sido tomadas fielmente de los libros de contabilidad

(Ver Informe adjunto)

CORPORACION FINANCIERA COLOMBIANA S. A.
Estados de Ganancias y Pérdidas
31 de diciembre y 30 de junio de 2007
(Expresado en Millones de Pesos)

		PERIODOS COMPRENDIDOS			
		DEL 01-07-2007 DD/MM/AAAA	AL 31-12-2007 DD/MM/AAAA	DEL 01-01-2007 DD/MM/AAAA	AL 30-06-2007 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS	(Nota 26)	$	225,015.7	$	420,288.2
Intereses y Descuento Amort Cartera de Crédito y otros intereses		6,454.2		45,032.2	
Utilidad en Valoracion Inversiones Neg Titulos Participativos		11,181.5		27,692.6	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.		1,144.9		2,804.3	
Utilidad en Valoracion Inversiones Disponibles para la venta Tit De		21,529.3		19,793.3	
Comisiones y Honorarios		9,460.9		7,005.2	
Utilidad en Valoracion de Derivados		68,716.8		256,513.1	
Utilidad en Valoracion de Operaciones de Contado		5,652.8		7,227.4	
Cambios		76,119.3		37,787.3	
Utilidad en Venta de Inversiones		24,756.0		16,432.8	
GASTOS OPERACIONALES DIRECTOS			199,199.6		375,828.1
Intereses, Prima Amortizada y Amortización de Descuento		61,468.7		51,728.8	
Pérdida en Valorizacion Inversiones Negociables Titulos de Deuda		0.0		9,598.7	
Pérdida en Valorizacion Inversiones Negociables Titulos Participat		0.0		32,221.2	
Pérdida en Valorizacion Inversiones Disponibles Para la Vta		4,217.7		0.0	
Pérdida Realizada en Inv. Disponibles para la Vta.		225.9		563.9	
Comisiones		3,146.6		3,162.3	
Pérdida en Valoración de Derivados		56,023.6		198,930.3	
Cambios		61,871.9		63,034.4	
Pérdida en Venta de Inversiones		11,966.6		11,239.7	
Perdida en la Valoración de Operaciones de Contado		278.6		7,348.8	
RESULTADO OPERACIONAL DIRECTO			25,816.1		44,460.1
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO			32,348.2		46,281.8
INGRESOS OPERACIONALES			67,411.3		82,766.3
Dividendos y Participaciones		64,909.4		71,876.5	
Otros	(Nota 26)	2,501.9		10,889.8	
GASTOS OPERACIONALES			35,063.1		36,484.5
Gastos de Personal		12,642.6		13,062.9	
Otros	(Nota 27)	22,420.5		23,421.6	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES			58,164.3		90,741.9
PROVISIONES			2,487.3		12,420.8
Inversiones	(Nota 7)	2,244.3		11,413.1	
Cuentas por Cobrar		53.4		155.7	
Otras	(Nota 28)	189.6		852.0	
DEPRECIACIONES - BIENES DE USO PROPIO	(Nota 12)		632.5		642.1
AMORTIZACIONES			615.8		1,282.0
RESULTADO OPERACIONAL NETO			54,428.7		76,397.0
INGRESOS NO OPERACIONALES			52,534.4		35,681.7
Ingresos No Operacionales	(Notas 29)	52,534.4		35,681.7	
GASTOS NO OPERACIONALES			1,124.2		1,775.6
Gastos No Operacionales	(Nota 25)	1,124.2		1,775.6	
RESULTADO NETO NO OPERACIONAL			51,410.2		33,906.1
UTILIDAD ANTES DE IMPUESTO A LA RENTA			105,838.9		110,303.1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS	(Nota 30)		5,440.0		5,040.0
UTILIDAD DEL EJERCICIO		$	100,398.9	$	105,263.1

Véanse las notas que acompañan los estados financieros

PEDRO NEL OSPINA SANTAMARIA
PRESIDENTE (*)

MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD (*)
T. P. 40995-T

NELSON GERMAN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver Informe adjunto)

(*)Los suscritos Representante Legal y Contador, certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

CORPORACION FINANCIERA COLOMBIANA S. A Y SUBORDINADAS
Balances Generales Consolidados
31 de diciembre y 30 de junio de 2007
(Expresado en millones de pesos)

ACTIVO		31/12/2007 DD/MM/AAAA	30/06/2007 DD/MM/AAAA	PASIVO Y PATRIMONIO		31/12/2007 DD/MM/AAAA	30/06/2007 DD/MM/AAAA
DISPONIBLE		129.032,6	138.064,4	DEPOSITOS Y EXIGIBILIDADES	(nota 16)	1.195.004,0	1.061.690,5
MONEDA LEGAL	(nota 4)	128.158,0	133.306,6				
MONEDA EXTRANJERA		883,6	4.667,8	Certificados de Depósito a Término		855.635,3	898.575,1
				Depósito de Ahorro		238.722,70	152.463,90
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA (nota 5)		178.118,0	142.692,5	Otros		3.646,0	4.851,5
INVERSIONES	(nota 6)	2.458.033,7	2.185.436,6				

Véanse las notas que acompañan los estados financieros consolidados.

PEDRO NEL OSPINA SANTAMARIA
PRESIDENTE

MARTHA C. CASTRO ORTIZ
CONTADOR
T.P. No. 46383-T

NELSON GERMAN BOGUN GARZON
REVISOR FISCAL
T.P. No. 24790-T
Miembro de Deloitte & Touche Ltda.

CORPORACION FINANCIERA COLOMBIANA S. A. Y SUBORDINADAS
Estados Consolidados de Pérdidas y Ganancias
Semestres terminados el 31 de diciembre y 30 de junio de 2007
(Expresado en millones de pesos)

		PERIODOS COMPRENDIDOS		
		DEL 01-07/2007 DD/MM/AAAA	AL 31-12/2007 DD/MM/AAAA	DEL 01-01/2007 DD/MM/AAAA	AL 30-06/2007 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS		$	257.029,0	$	446.175,6
Intereses y Descuentos Amortizados de Cartera de					
Créditos, Costo de Ventas y Otros Intereses	$	14.510,2		53.676,9	
Utilidad en Valoracion Inversiones Neg Titulos de Deuda		1.905,0		2.776,7	
Utilidad en Valoracion Inversiones Neg Titulos Participativos		15.068,8		27.951,1	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.		1.217,2		3.077,0	
Utilidad en Valoracion Inversiones Disponibles para la venta Tit Deuda		22.204,1		20.294,1	
Ganancia Realizada en Inv. Disponibles Para la Venta		4,0		1,1	
Reajuste de la Unidad de Vr. Real-UVR		0,0		12,0	
Comisiones y Honorarios		19.445,0		16.357,3	
Utilidad en Valoración de Operaciones de Contado		5.669,1		7.626,1	
Utilidad en Valoración de Derivados		69.145,1		256.569,7	
Cambios		76.838,4		40.167,3	
Utilidad en Venta de Inversiones		29.022,1		17.566,3	
GASTOS OPERACIONALES DIRECTOS			257.229,2		422.875,5
Intereses, Prima Amortizada, Amortizacion de Descuento y					
Costos de Ventas		109.768,7		92.899,7	
Pérdida en Valorizacion Inversiones Negociables Títulos de Deuda		396,9		9.911,3	
Pérdida en Valorizacion Inversiones Negociables Títulos Participativos		0,0		32.223,5	
Pérdida en Valorizacion Inversiones Disponibles Para la Vta		4.217,7		0,0	
Pérdida Realizada en Inv. Disponibles para la Vta.		288,8		563,9	
Reajuste de la Unidad de Vr. Real-UVR		0,0		0,0	
Comisiones		8.311,8		8.539,4	
Pérdida en Valoración de Derivados		56.240,4		196.990,9	
Cambios		65.320,4		61.561,5	
Pérdida en Venta de Inversiones		12.354,1		12.824,1	
Perdida en la Valoración de Operaciones de Contado		330,4		7.361,2	
RESULTADO OPERACIONAL DIRECTO			(200,2)		23.300,1
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO			146.410,9		143.408,0
INGRESOS OPERACIONALES			536.834,2		455.789,9
Dividendos y Participaciones		25.367,4		33.444,5	
Otros	(nota 30)	511.466,8		422.345,4	
GASTOS OPERACIONALES	(nota 31)		390.423,3		312.381,9
Gastos de Personal		67.631,5		63.305,6	
Otros		322.791,8		249.076,3	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES			146.210,7		166.708,1
PROVISIONES			13.364,7		6.870,8
Inversiones		2.020,4		1.567,1	
Cartera de Créditos	(nota 7)	8.123,3		3.310,4	
Cuentas por Cobrar	(nota 9)	2.678,7		754,1	
Propiedades y Equipos		2,2		452,2	
Otras	(nota 32)	540,1		787,0	
DEPRECIACIONES - BIENES DE USO PROPIO			6.960,0		5.590,1
AMORTIZACIONES			9.441,5		10.239,4
RESULTADO OPERACIONAL NETO			117.444,5		144.007,8
INGRESOS NO OPERACIONALES			67.412,2		93.060,2
Ingresos no Operacionales	(nota 33)	64.216,8		90.908,1	
Interese Minoritario		1.606,1		562,8	
Amortización Defecto del Costo de la Inversión Sobre el Valor en Libros		1.589,3		1.589,3	
GASTOS NO OPERACIONALES			43.148,6		84.864,6
Gastos no Operacionales		22.147,9		61.227,9	
Interés Minoritario		19.939,3		22.600,2	
Amortización Exceso del Costo de la Inversión Sobre el Valor en Libros		1.061,4		1.036,5	
RESULTADO NETO NO OPERACIONAL			24.263,6		8.195,6
UTILIDAD POR EXPOSICION A LA INFLACION			0,0		0,0
AJUSTE EN CAMBIO REALIZADO			0,0		(24,2)
UTILIDAD ANTES DE IMPUESTO A LA RENTA			141.708,1		152.179,2
IMPUESTO A LA RENTA Y COMPLEMENTARIOS			35.456,4		42.301,0
UTILIDAD DEL EJERCICIO		$	106.251,7	$	109.878,2

Véanse las notas que acompañan los estados financieros consolidados

PEDRO NEL OSPINA SANTAMARIA
PRESIDENTE

MARTHA C. CASTRO ORTIZ
CONTADOR
T. P. No. 40995-T

NELSON GERMAN SEGURA GARZON
REVISOR FISCAL
T.P. No. 2/750-T
Miembro de Deloitte & Touche Ltda.
(Véase mi opinión de febrero 21 de 2008)

4.3. LECTURA DE LOS INFORMES QUE RINDE EL REVISOR FISCAL ACERCA DE LOS BALANCES AL 31 DE DICIEMBRE DE 2007 Y DE LOS ESTADOS DE RESULTADOS.

El Revisor Fiscal Nelson Germán Segura Garzón, Revisor Fiscal de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y a los Estados Financieros Consolidados en los siguientes términos:

"INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre de 2007 y 30 de junio de 2007 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 31 de diciembre de 2007 y 30 de junio de 2007, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 31 de diciembre de 2007 y 30 de junio de 2007, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado – SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los

aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de
establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Según lo indicado en la Nota 3, en cumplimiento de lo establecido en la ley 1111 de 2006, Corficolombiana imputó en el semestre terminado en junio 30 de 2007 por concepto de impuesto al patrimonio $3.071 millones contra la cuenta Revalorización del Patrimonio y $7.078 millones contra gastos del período.

(Firmado)
NELSON GERMAN SEGURA GARZON
Revisor Fiscal
Tarjeta Profesional N° 24750-T

29 de Enero de 2008."

"INFORME DEL REVISOR FISCAL
A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A., y sus filiales, al 31 de diciembre 2007 y 30 de junio de 2007 y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas consolidados y de flujos de efectivo consolidados, por los semestres terminados en esas fechas. Tales estados financieros consolidados son responsabilidad de la administración de la Corporación y fueron preparados de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones contables impartidas por la Superintendencia Financiera de Colombia.

La Corporación Financiera, consolidó al 31 de diciembre 2007 y 30 de junio de 2007 con las filiales indicadas en la Nota 1 y los efectos se explican en dicha Nota. Los estados financieros de tales filiales fueron auditados por otros revisores fiscales y auditores externos, cuyos informes me fueron suministrados. Por lo tanto, mi opinión sobre las cifra relativas de estas filiales incluidas en los estados financieros consolidados al 31 de diciembre 2007 y 30 de junio de 2007, esta basada únicamente en los informes de dichos revisores fiscales.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de

si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, en cuanto al cumplimiento de los criterios y procedimientos establecidos en la Circular Externa 100 del 24 de noviembre de 1995, capítulo X, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros consolidados antes mencionados presentan razonablemente la situación financiera consolidada de CORPORACION FINANCIERA COLOMBIANA S.A., y sus filiales al 31 de diciembre 2007 y 30 de junio de 2007 y los resultados consolidados de sus operaciones, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los semestres terminados en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en Colombia e instrucciones y prácticas contables impartidas por la Superintendencia Financiera de Colombia.

El revisor fiscal de Lloreda S.A. incluyó un párrafo de énfasis sobre negocio en marcha, indicando que a) los estados financieros han sido preparados sobre la presunción que la Compañía continuará funcionando como empresa en marcha, b) los resultados de la Compañía hasta la fecha, son inferiores a los estimados en las proyecciones financieras que sustentaron el acuerdo de reestructuración financiera con sus acreedores al amparo de la Ley 550 de 1999, pero la Compañía ha venido cumpliendo con los compromisos adquiridos en el acuerdo, el cumplimiento futuro de los mismos es necesario para continuar operando, y c) los estados financieros no incluyen los ajustes que pudieran surgir del desenlace de esta incertidumbre.

(Firmado)
NELSON GERMÁN SEGURA GARZON
Revisor Fiscal
Tarjeta Profesional No.24750-T
Miembro de Deloitte & Touche Ltda.
21 de febrero de 2008."

4.4. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3°.

El Presidente solicitó al Secretario dar lectura al anexo que contiene la información exigida por el artículo 446 del Código de Comercio en su numeral 3°.

En cumplimiento a los ordenamientos del Artículo 446 numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 30 de junio de 2006 se realizaron las siguientes erogaciones:

EROGACIONES	Monto en miles de pesos	
Por salarios a directivos	$ 1,565,935.04	
Por bonificaciones a directivos	$ 177,618.84	
Por concepto de honorarios Junta Directiva	$ 97,600.00	
Por concepto de honorarios a Asesores Independientes	$ 6,668,316.62	
Por concepto de gastos de viaje	$ 187,327.40	
Las donaciones realizadas por la Corporación	$ 110,246.19	
Por concepto de publicidad y propaganda	$ 734,229.28	
Relaciones públicas	$ 110,965.12	
Transportes	$ 125,322.15	
Depósitos de Corficolombiana en el exterior	83,173,529	Dólares
	$ 167,574,698.47	
Obligaciones en moneda extranjera	1,295,345	Dólares
	$ 2,609,809.57	

SECTOR	VALOR EN LIBROS
AGRO	103,953
CONCESIONES	192,480
CONSUMO	22,529
ENERGIA	215,610
FINANCIERO	227,365
GAS	772,691
HIDROCARBUROS	43,471
HOTELES	117,285
INDUSTRIAL	36,993
INMOBILIARIO	35,880
MADERA	56,181
MINERIA	44,647
TECNOLOGIA	3,534
Total general	**1,872,618**

INVERSIONES POR SECTOR ECONOMICO

Cifras en millones de pesos

CAPITAL	# Acciones	Valor en pesos
Capital Autorizado	171,500,000	$ 1,715,000,000.00
Capital por Sucribir	6,118,262	$ 61,182,620.00
Capital Suscrito y Pagado	165,381,738	$ 1,653,817,380.00

Cifras en pesos

4.5. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria (hoy Superintendencia Financiera) y en razón a las funciones propias del Comité de Auditoria, el Secretario procedió a dar lectura de las principales actividades llevadas a cabo por este comité durante el período julio-diciembre del año 2.007 en los siguientes téminos:

"INFORME DE LA JUNTA DIRECTIVA SOBRE LABORES DEL COMITÉ DE AUDITORIA

Bogotá D.C., 23 de enero de 2008

Señores
Accionistas
Corporación Financiera Colombiana S.A.
Bogotá.

Atendiendo lo estipulado en la Circular 052 de 1998 emitida por la Superintendencia Bancaria de Colombia, hoy Superintendencia Financiera de Colombia, la Junta Directiva presenta a continuación el informe de actividades realizadas por el Comité de Auditoria durante el segundo semestre del año 2007.

1. La Junta Directiva en su sesión del 26 de julio de 2006, según acta No. 1575 nombró como miembros del Comité de Auditoria a las siguientes personas:
   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó reuniones el día 18 de julio y 5 de diciembre de 2007, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

a) Estados financieros a octubre de 2007.
b) La cartera por calificación a octubre de 2007.

c) El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación no sea utilizada como instrumento para la realización de actividades ilícitas.

d) Supervisó las funciones y actividades de Contraloría en aspectos tales como:
   - Informes de evaluación de Auditoria a las diferentes áreas, productos y filiales de la corporación.
   - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
   - Estadísticas de seguimiento y control con base en la planeación.

e) Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.

f) Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.

g) Actas del Comité ALCO.

h) En el Comité de 18 de julio y 5 de diciembre de 2007, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité.

Cordialmente,

JUNTA DIRECTIVA"

4.6. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2007 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.

Antes de someter los estados financieros a consideración de los Accionistas, el Secretario informó que mediante Oficio No.2008006752-002-000 de fecha 4 de marzo de 2008 suscrito por el doctor Rodolfo Cifuentes Bustos, Director de Supervisión Institucional para Intermediarios Financieros Dos la Superintendencia Financiera estima que se pueden someter a consideración de la Asamblea Ordinaria General de Accionistas los estados financieros de la Corporación.

El Presidente de la Asamblea Doctor Ospina, preguntó a los Señores Accionistas si aprobaban los Estados Financieros presentados a su consideración. Recordó a los administradores y empleados de la sociedad que de conformidad con el artículo 185 del Código de Comercio, no podrán votar los balances y cuentas de fin de ejercicio.

La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 2

La Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 31 de diciembre de 2007 y su correspondiente Estado de Resultados, así como el Informe de Gestión y los informes del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de la totalidad de los accionistas presentes.

5. DISTRIBUCIÓN DE UTILIDADES

El presidente de la asamblea solicitó al secretario dar lectura al proyecto de distribución de utilidades propuesto por la administración de la Corporación.

El Secretario dio lectura al siguiente proyecto:

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROYECTO DE DISTRIBUCIÓN DE UTILIDADES
DICIEMBRE 31 DE 2007

Utilidad antes de impuestos	$	105.838.892.597,02
Menos: provisión de impuestos	$	5.440.000.000,00
Utilidad del ejercicio después de impuestos:	$	100.398.892.597,02
Liberar reserva futuros repartos (Gravable) :	$	182.810.660.192,88
Utilidad a disposición de la Asamblea :	$	283.209.552.789,90

Reserva sobre valoración de inversiones Dec 2336 /95	$	8.431.953.725,00
Reserva para futuros repartos	$	161.777.586.689,89

Dividendo en acciones de $257.27 por cada acción sobre las 154.884.915 acciones ordinarias y $257.27 por cada acción sobre las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se pagará en acciones, a razón de 1 acción por cada 55,733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hará el día 3 de abril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2.967.351 nuevas acciones, 2.779.012 acciones ordinarias y 188.339 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14.338,51(1), de los cuales $10 serán contabilizados en la cuenta de capital y $14.328,51 en la cuenta de reserva legal por prima en colocación de acciones.	$	42.547.391.987,01
Dividendo en efectivo de $426 por acción sobre las 154.884.915 acciones ordinarias y las 10.496.823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2008.	$	70.452.620.388,00
SUMAS IGUALES $ 283.209.552.789,90	$	283.209.552.789,90
(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL		

NOTA: En caso de presentarse fracciones de acciones al momento del pago del dividendo, éstas se pagarán en efectivo con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la presente distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio julio-diciembre de 2007.

Sobre el dividendo a repartir en acciones, los accionistas pueden optar por el pago en acciones o en efectivo. Los accionistas que opten por el pago de esta parte del dividendo en efectivo (este ingreso es gravable) y no en acciones (no gravadas), deberán informarlo a la Secretaría General de la sociedad a más tardar el 14 de marzo de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com

El Presidente preguntó a los accionistas si aprobaban el anterior proyecto de distribución de utilidades presentado, en ese momento el Sr. Eduardo Gutiérrez Arias solicitó la palabra para manifestar, en vista de la situación política actual y de la baja de la Bolsa de Valores, la posibilidad de recibir el dividendo decretado en acciones en efectivo, el Presidente le recordó que esa posibilidad estaba contemplada en el proyecto antes leído, estipulándose una fecha límite para que el accionista interesado en recibir efectivo y no acciones le manifestara a la sociedad su decisión.

En este estado pidió la palabra el Sr. Gonzalo Jiménez Bautista y propuso cambiar el proyecto para que las acciones fuesen entregadas a valor patrimonial es decir, $10.842,91 valor intrínseco a 31 de diciembre de 2007, y no a valor de mercado como esta la propuesta de la administración. El Presidente le manifestó que generalmente las compañías que entregan acciones como dividendos las entregan a valor de mercado, y adicionalmente la experiencia pasada de Corficolombiana de tasar la acción a valor patrimonial demuestra que el mercado castigó el valor de la acción y ésta no recupero su valor, por eso la valoración de las acciones a precio de mercado.

Luego del debate sobre el tema, el Presidente preguntó a los accionistas si aprobaban el proyecto de distribución con el cambio sugerido por el accionista de tasar la acción a valor patrimonial, es decir $10.842,91 y no a valor de mercado de $14.338,51, propuesta que obtuvo el voto de 604 acciones decir el 0.0005% de las acciones representadas. En seguida el Presidente pregunto a los accionistas si aprobaban el proyecto de distribución de utilidades presentado por la sociedad, la asamblea por 129.939.347 acciones, es decir el 99.9995% de las acciones representadas aprobó el proyecto de distribución presentado por la sociedad.

6.   NOMBRAMIENTO JUNTA DIRECTIVA PERÍODO MARZO 2007- MARZO 2008

El presidente solicitó al secretario informar de las planchas que hayan sido registradas en la secretaria de la sociedad para conformar la junta directiva de la Corporación para el período 2008-2009, e insto a los presentes a presentar propuestas. Precisó que de conformidad con la Ley 964 de 2005 en la única lista presentada figuran los dos renglones de miembros independientes exigidos en dicha ley.

El Secretario procedió a dar lectura de la única plancha registrada:

PRINCIPALES	SUPLENTES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSÉ FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERNAN RINCON GOMEZ*	ALVARO DE JESUS VELASQUEZ COOK*
GUILLERMO FERNANDEZ DE SOTO**	SANTIAGO MADRIÑAN DE LA TORRE**
RICARDO OBREGON TRUJILLO**	RODRIGO LLORENTE MARTINEZ**

*NO INDEPENDIENTE
**INDEPENDIENTE

El Presidente sometió a consideración de la asamblea la anterior plancha, que fue aprobada por unanimidad de los presentes.

7.   NOMBRAMIENTO REVISOR FISCAL PERIODO MARZO 2008-MARZO 2009

El Presidente manifestó a los presentes que la administración de la sociedad solicitó dos (2) propuestas de servicios de Revisoría Fiscal a las firmas: (i) KPMG Ltda, y (ii) Deloitte Colombia Ltda, documentos que hacen parte integral de esta acta.

Se presentó una síntesis de las propuestas recibidas, la Asamblea General de Accionistas por decisión unánime nombró a la firma Deloitte Colombia Ltda. como Revisor Fiscal de la Corporación para el período marzo 2008 -marzo 2009, con una remuneración ordinaria anual de $179.000.000,00, más el correspondiente IVA, los cuales serán cancelados mensualmente en 11 cuotas iguales por valor de $14.916.670,00 y una cuota de $14.916.630 más IVA.

En los términos de la Circular Básica Jurídica se presenta la siguiente descomposición:

El número de horas totales presupuestadas son 2.500, el tiempo asignado al Socio y al Gerente de Auditoría incluye la participación en reuniones de junta directiva y comités donde se requiera la presencia del Revisor Fiscal, este tiempo equivale a 20 horas.

Las personas asignadas a este proyecto en la parte de Auditoría son contadores públicos y estarán soportados en expertos de otras disciplinas como abogados, ingenieros de sistemas, y economistas, además contarán con la asesoría, en caso de ser necesario, de otros socios de la Firma o expertos a nivel mundial.

La totalidad de los gastos, en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, correspondientes a viáticos, transporte, papelería, útiles de trabajo, correo, fax, teléfono, y télex, entre otros, serán asumidos por la Corporación, los cuales se estiman en $300.000,00 mensuales.

Para el uso de la Revisoría Fiscal, la Corporación dispondrá en sus oficinas principales de Bogotá, Medellín, Cali, Barranquilla y Bucaramanga, de puestos de trabajo provistos con los siguientes elementos:

- Puestos de trabajo: Uno por cada ciudad excepto Bogotá que constará de tres (3) Puestos
- Cocineta (*)
- Baños (*)
- Escritorios
- Computador
- Password de acceso al Señor y del equipo de revisoría a los diferentes aplicativos básicos, a fin de consultar y tomar información directamente del sistema.
- Impresora(*)
- Teléfono
- Sumadora - calculadora
- Correo Electrónico
- Fax (*)
- Fotocopiadora (*) y demás útiles necesarios para desarrollar sus labores.

(*) Estos elementos son compartidos con los funcionarios de la Corporación que laboran en cada una de las oficinas.

La Corporación no proporcionará ningún funcionario de su propia nómina para trabajar bajo la dirección de la Revisoría Fiscal.

8. PROPOSICIONES Y VARIOS

El presidente solicitó al secretario informar si se presentaron proposiciones o varios por parte de los asistentes.

El secretario informó que no se presentaron proposiciones ni varios por parte de los asistentes, pero la administración de la sociedad quiere presentar las donaciones realizadas por la sociedad en el ejercicio con corte diciembre de 2007, para que las mismas sean ratificadas por la Asamblea.

El Secretario Informó que las donaciones consistieron en aportes en dinero a favor de la Corporación Calidad la suma de $9.000.000.00, a favor de la Fundación El Cottolengo del Padre

Ocampo la suma de $1.194.000., y a favor de la Fundación Banco Arquidiocesano de Alimentos la suma de $52.192 para un total de $10.246.192. La Asamblea General de Accionistas aprobó y ratificó por unanimidad las donaciones por la sociedad.

Al agotarse el orden del día y no existiendo otras proposiciones o temas que tratar, se levantó la sesión a las 4:45 p.m. del día 5 de marzo.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

FERNÁN BEJARANO ARÍAS
Secretario

COMISIÓN APROBATORIA DEL ACTA.

MARIO ALBERTO GONZALEZ CASTRO

MARCELA ROJAS PRIETO

MINUTE No. 067

In the city of Bogotá D.C., on the 5th of March, 2008, at 3:30 p.m., at carrera 7 No. 26-20 piso 34, Salon Ingles of the Executives Club, a General Assembly Meeting of Common Shareholders and Non-Voting Preferred Dividend Shareholders of Corporación Financiera Colombiana S.A. took place with previous calling of the meeting, as provided on article 31 of the by-laws, through an announcement published on La Republica Newspaper, issue No. 17.976 dated February 4th, 2008, and on El Pais Newspaper on the same date.

The text of the notice of the meeting was the following:

**THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.**

IS HEREBY NOTICING

The General Assembly Meeting of Non-Voting Preferred Dividend stockholders to be held on March 5th, 2008, at 2:30 p.m., at carrera 7 No. 26-20, Salon Ingles, Club de Ejecutivos in the City of Bogota, to inform them on the General Assembly Meeting of Common Shareholders.

And is also noticing the Common Shareholders and the Non-Voting Preferred Dividend Shareholders of the General Assembly Meeting of Common Shareholders to be held on March 5th, 2008, at 3:30 p.m., at carrera 7 No. 26-20, Salon Ingles, Club de Ejecutivos in the City of Bogota.

Any shareholder who may not personally attend the Assembly is kindly requested to designate a proxy representing him through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

All the documents required by the law are available for the Shareholders at the Corporation's Secretary's Office.

PEDRO NEL OSPINA SANTAMARIA
President

Bogotá, February 4, 2008

The Assembly unanimously appointed Mr. PEDRO NEL OSPINA SANTA MARIA, as President of the Meeting, and Mr. FERNAN IGNACIO BEJARANO ARIAS, acted as Secretary, pursuant to article 29 of the by-laws.

The Secretary reported the following:

(i). Through communication recorded under No. 2008006752-000-000, dated February 4, 2008, the Financial Superintendency was informed about the calling of the assembly meeting.

(ii) All the documents required by the law were available to the shareholders a CFC's headquarters, within the legal term.

(iii) Pursuant to the management's exact directions, Resolution 116 of February 2002 by the Financial Superintendency has been met, related to the transparency, independence and equity to be observed by CFC'S legal representatives and officials, at the calling of and the performance of the Shareholders' General Assembly Meeting.

1. QUORUM VERIFICATION

The Secretary reported that 124,220,508 common shares were present out of the 154.884.915 subscribed and paid in shares of CFC in this type of shares, and 5,719,443 Non-Voting Preferred Dividend shares were present out of the 10,496,823 subscribed and paid in shares held by CFC in this kind of shares, accounting for 80.2018% and 54.4874%, respectively, totaling 129.939.951 of all the subscribed and paid in shares, accounting for 78.5897% as follows:

Common Shares:

SHAREHOLDER	# OF SHARES	PROXY
BANCO DE BOGOTA	61.617.503	Mario Alberto González C –Apoderado
BANCO DE OCCIDENTE	21.997.603	Marcela Rojas Prieto - Apoderado
BANCO POPULAR	9.059.951	Aída Emma Díaz Garavito-Representante legal
FONDO DE CESANTIAS PROTECCION	472.400	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES PROTECCION	530.044	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN	11.880.925	Fernando Burgos Rojas-Apoderado
FONDO DE CESANTIAS SANTANDER	377.249	Ángela Gómez Contreras-Apoderado
FONDO DE PENSIONES SANTANDER	3.031.159	Ángela Gómez Contreras -Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	10.730	Ángela Gómez Contreras -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	3.095.102	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	1.646.871	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	90.580	Personal
COREX S.A.	184.816	Rafael Ordóñez Lombana-Representante Legal
COMPAÑÍA DE SEGUROS BOLIVAR	243.655	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	40.255	Carlos Castro Leal- Apoderado
SEGUROS COMERCIALES BOLIVAR	35.744	Carlos Castro Leal-Apoderado
CORP. BANCO BTA PARA EL FTO DE LA EDUCACIÓN	134.969	Mario Alberto González C –Apoderado
CITIBANK N.A. PRIVATE BANK	133.985	Felipe Gomez Bridge
FONDO DE CESANTIAS COLFONDOS	402.064	Rafael España Amador-Apoderado
FONDO DE PENSIONES OBLIGATORIAS	3.648.510	Rafael España Amador-Apoderado

COLFONDOS		
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	55.883	Rafael España Amador-Apoderado
OLARTE REYES ARMANDO	8.255	Personal
JOSE RICARDO RODRIGUEZ MESSIER	171.236	Personal
SOTO ESTRADA MANFREDO	94.613	Personal
GUTIERREZ ARIAS EDUARDO	17.705	Personal
GALINDO POLANIA CLARA INES	5.231	Personal
ESCOBAR RODAS JOSE ALEJANDRO	51.476	Personal
JIMENEZ BAUTISTA GONZALO	604	Personal
ESPEJO SAAVEDRA CUERVO ENRIQUE	33	Personal
MONTOYA MESTIZO JOHN ALEXANDER	1	Personal
INTERBOLSA S.A. COMISIONISTA DE BOLSA	1	José F. Restrepo Jaramillo-Apoderado
FONDO DE PENSIONES Y CESANTIAS SKANDIA	8.554	Sandra Beltrán Sánchez – Apoderada
FONDO DE PENSIONES OBLIGATORIAS SKANDIA	757.035	Sandra Beltrán Sánchez – Apoderada
FONDO ALTERNATIVO SKANDIA	13.052	Sandra Beltrán Sánchez – Apoderada
FONDO DE CESANTIAS HORIZONTE	348.732	Oscar Alfredo Torres- Apoderado
FONDO DE PENSIONES HORIZONTE	4.038.442	Oscar Alfredo Torres- Apoderado
FONDO DE PENSIONES VOLUNTARIAS HORIZONTE	15.270	Oscar Alfredo Torres- Apoderado
Total Shares	**124.220.508**	

Non-Voting Preferred Dividend Shares

SHAREHOLDER	# OF SHARES	PROXY
FONDO DE CESANTIAS PROTECCION	142.687	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES PROTECCION	5.570	Fernando Burgos Rojas-Apoderado
FONDO DE PENSIONES OBLIGATORIAS PROTECCIÓN	136.409	Fernando Burgos Rojas-Apoderado
FONDO DE CESANTIAS SANTANDER	92.709	Ángela Gómez Contreras-Apoderado
FONDO DE PENSIONES SANTANDER	345.517	Ángela Gómez Contreras -Apoderado
FONDO VOLUNTARIO DE PENSIONES SANTANDER	27.134	Ángela Gómez Contreras -Apoderado
FONDO DE PENSIONES OBLIGATORIAS PORVENIR	1.756.416	Ana Marcela Florez Segura-Apoderado
FONDO DE PENSIONES VOLUNTARIAS PORVENIR	739.017	Ana Marcela Florez Segura-Apoderado
FONDO DE CESANTIAS PORVENIR	259.716	Ana Marcela Florez Segura -Apoderado
KNEPPER AFANADOR ROBERTO	23.219	Personal
COREX S.A.	78.893	Rafael Ordóñez Lombana-Representante Legal
COMPAÑÍA DE SEGUROS BOLIVAR	44.126	Carlos Castro Leal – Apoderado
CAPITALIZADORA BOLIVAR	49.098	Carlos Castro Leal- Apoderado
FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	721.710	Rafael España Amador-Apoderado
FONDO DE PENSIONES VOLUNTARIAS CLASS INV. DE COLFONDOS	25.427	Rafael España Amador-Apoderado
JOSE RICARDO RODRIGUEZ MESSIER	321.758	Personal
SOTO ESTRADA MANFREDO	431.147	Personal

ESPEJO SAAVEDRA CUERVO ENRIQUE	33	Personal
INTERBOLSA S.A. COMISIONISTA DE BOLSA	138	José F. Restrepo Jaramillo-Apoderado
FONDO DE CESANTIAS HORIZONTE	15.579	Oscar Alfredo Torres- Apoderado
FONDO DE PENSIONES HORIZONTE	503.140	Oscar Alfredo Torres- Apoderado
Total Shares	**5.719.443**	

From the above condition, there was sufficient quorum to deliberate and make decisions. The following individuals were also present: Mr. Nelson Segura Garzon, Statutory Auditor, and Mr. Alfonso Rodriguez Azuero, Executive Vicepresident.

2. READING AND APPROVAL OF THE ORDER OF THE DAY

The President submitted to the consideration of the Assembly the following order of the day, which was unanimously approved by the attendants:

1. Quorum verification
2. Reading and approval of the order of the day
3. Designation of a commission to approve the minute.
4. Management report, financial statements as of December 31st, 2007, statutory auditor´s report and approval.
4.1 Management report by the board of directors and the president to the General Assembly Meeting of Common Shareholders of the July – December 2007 period.
4.2 Reading of the individual and consolidated general purpose balances as of December 31st, 2007 and the related financial statements.
4.3 Reading of the reports submitted by the statutory auditor on the December 31st, 2007 balances and the statements of income.
4.4 Reading of annex containing the information required on article 446 of the Commerce Code, paragraph 3.
4.5 Reading of the information required by Circular Letter 007 of 1996 from the Financial Superintendency (Audit Committee).
4.6 Consideration by the assembly of the individual and consolidated general balances as of December 31st, 2007 and the related statements of income.
5. Profit distribution project.
6. Appointment of the board of directors for the March 2008 – March 2009 period.
7. Appointment of the statutory auditor for the March 2008 – March 2009 period.
8. Propositions and miscellaneous.

3. APPOINTMENT OF A COMMISION TO APPROVE THE MINUTE.

PROPOSITION No. 1

CFC´s General Assembly Meeting of Common Shareholders with the powers conferred by Article 36 of the By-laws,

RESOLVES:

To appoint a commission made up by Mr. MARIO ALBERTO GONZALEZ and MARCELA ROJAS PRIETO to approve this minute on the meeting of March 5, 2008 on behalf of CFC´s Shareholders General Assembly Meeting.

This proposal was unanimously approved by the attending members.

4.   MANAGEMENT REPORT, FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007, STATUTORY AUDITOR´S REPORT AND APPROVAL.

4.1 SUBMISSION OF THE MANAGEMENT REPORT TO THE BOARD OF DIRECTORS AND THE PRESIDENT OF THE ASSEMBLY MEETING ON THE JULY – DECEMBER 2007 PERIOD.

The President of the meeting asked the Secretary to proceed with the reading of CFC´s Board of Directors and President´s report. The Secretary said that Banco de Bogota´s proxy proposed the assembly meeting not to read the management report, considering that it had been available to the shareholders for 15 working days previous to the meeting, that each one of the shareholders was given a package containing the report, and in addition, Mr. Ospina, the president, was going to briefly expose the content of the management report.

The attending shareholders unanimously approved to omit the reading of the Board of Directors and President´s Report.

Mr. Ospina began his presentation, which included the main issues on the Management Report. Following is a transcription of the Management Report text:

MANAGEMENT REPORT

We present the shareholders for their consideration the Management Report of Corporación Financiera Colombiana S.A corresponding to the second semester of 2007. The report contains a brief description of the main economic events occurred during the activities of the Corporation, and an analysis of results obtained.

COLOMBIAN ECONOMY 2007 AND PERSPECTIVES 2008

Macroeconomic Environment

Available figures of DANE indicate that during the first three quarters of the year, Colombian economy presented a growth rate of 7.3%, the highest of the last 12 years. According with the projections of different local and international analysts (Latin American Consensus Forecast), the GIP growth in 2007 should be of 6.6%.

Projections GIP (annual variation, %)

Entity	2007
Bear Stearns	6.9
Credit Suisse	6.8
JP Morgan	6.8
Citigroup	6.7
Banco de Bogotá	6.7
ANIF	6.7
BBVA	6.7
Bancolombia	6.6
Corficolombiana	6.6
Fedesarrollo	6.4
Analysts Consensus (December 2007)	6.6

Source: Latin American Consensus Forecast (Dec, 2007).

With respect to offer, the great dynamics of the construction sector continues; after growing 14.6% in 2006, it presented an accumulated growth of 12.2% during the first three quarters of 2007 with respect to the same period of the former year. Industry and commerce also continue with growth rates higher than 10%. Nevertheless as previously stated, these sectors indicators show a change in tendency in growth rates from the last quarter of 2007. On one hand, the Industrial Production Index has shown a slight de-acceleration from the end of 2007 and taking into account the results of the Fedesarrollo Entrepreneurial Opinion Survey, perspectives of the industrial activity for the first semester of 2008 are not so favourable. On the other hand, the Retail Trade Index (ICPM) also presents de-acceleration signs, even more than industry. After growing an average of 13.6% per annum during 2006 and the first two quarters of the former year, from July 2007 its growth rhythm has decreased and in October it was growing at nearly 3.4% per annum.

Continúa....

GIP main branches 2006 and 2007*



* Figures as of third quarter 2007.
Source: DANE, Corficolombiana estimates.

With respect to demand, positive news came from gross capital formation that showed an annual growth of 22.0% in the first three quarters of the former year. Although this growth rhythm is lower than that registered during 2006 (26.9%), investment contributed with 5.3 points to total GIP growth during the first three quarters of 2007, whilst during 2006 it had contributed with 5.6 percentage points to growth. With respect to consumption, its contribution to growth increased during the first three quarters from 4.6 points in 2006 to 5.1 points in the aforementioned period. Notwithstanding, the commercial deficit continues to mean an important filtration of the demand, taking away 3.1 points from the GIP growth. It is important to note that investment dynamics implies a higher degree of sustainability of the present expansion process. Estimates of Departamento de Investigaciones Económicas de Corficolombiana (Corficolombiana Economic Research Department) indicate that economy shall grow 6.6% in 2007, a rate similar to that recorded in 2006.

Contribution to growth of the GIP



Source: DANE, Corficolombiana estimates.

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Behaviour of the external sector is one of the critical aspects of the economy during 2007 and the greatest vulnerability in the short term. During 2007, the dynamics of internal consumption and the strengthening of the Peso generated acceleration in the growth rhythm of importations. According with figures available as of October 2007, total imports have grown 26.6% in annual terms whilst exportations (accumulated as of September) grew 18.1%. Thus, in the January – September 2007 period, the trade balance of the country presented a deficit of 1,125 million Dollars (in 2006 a trade balance deficit of 143 million Dollars was registered). This growing commercial deficit has been translated into a current account deficit that in accordance with estimations by Departamento de Investigaciones Económicas de Corficolombiana (Corficolombiana Economic Research Department) could represent 3.5% of the GIP in 2007.

Balance in Current Account (projection 2007, CFC)



Source: Banco de la República, Corficolombiana projection.

With respect to labour market, although the economic acceleration process in the country at present, the unemployment rate showed an increase during the first half of 2007. After reaching a level near to 10% at the end of 2005, unemployment rate increased to levels of approximately 12.5% during 2006 and the beginning of 2007. From April last year, the mobile average (three months) of the unemployment rate has decreased and in November 2007 it reached again 10%.

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Total National Unemployment Rate – mobile average 12 months



Source: DANE – ECH

On the other hand, inflation surprised as of the closing of 2007. Although inflation presented a strong increase during the first four months of the year, (IPC -Consumer Price Index) presented an annual variation of 6.26% in April), from May, corrections were present, guided by the behaviour of food prices. Thus, the IPC annual growth rhythm was below 5.0%. Notwithstanding the correction registered, food prices had a not very favourable behaviour in December. IPC of this group grew 0.82% monthly and thus closed the year with an 8.5% growth. Total IPC grew 0.49% monthly in December and accumulated inflation in 2007 reached a level of 5.7%, 1.2 percentage points over the highest limit of the goal range established by the Central Bank (Banco de la República).

Consumer Price Index Total and Without Food



Source: Corficolombiana estimates based on DANE data.

As a response to inflationary pressures, Banco de la República has increased the intervention rate in 350 basic points from April 2006. At present this rate is 9.5%.

Continúa....

In the same period, as a response to this increase, the DTF (Financing system average term deposit certificates capture rate to 90 days) has showed an increase of more than 300 basic points, mainly concentrated in the second half of the last year (and supported by the imposition of a marginal cash reserve on the different types of deposits of the financial system).

As a reflection of a monetary contraction policy, consumption credit interest rate has presented an increase trend from April of the former year. After having been located around 19%, consumption rate has increased to levels of nearly 25%, thus limiting the accelerated growth of this type of credit disbursements. This change in the monetary position of the Central Bank has had an impact (although a limited one) on the dynamics of credit, detaining its elevated growing rhythm.

Disbursements and consumption credit interest rate



Source: Corficolombiana estimates based on Banco de la República data.

Local financial markets

In the second half of 2007 behaviour of local markets was highly related to the international context. A greater deterioration of the construction sector in the United States and the liberation of the effects of a crisis of high risk credit markets on the main international financial markets generated high volatility in the behaviour of emergent economies assets. As a consequence of recession perspectives in the United States in the first half of 2008 and of greater cuts in the objective rate of federal funds, local markets closed 2007 with a mixed behaviour. Whilst corporate debt valuated along the year (7% per annum), public debt only presented a valuation of 0.9% (Corficolombiana IDP). The variable yield market was the most affected by the international financial turbulence at the end of the year. IGBC (Colombian Stock Market General Index) closed the year with a devalorisation of 4.2%.

Finally, the Peso continued with its appreciation trend as a consequence of the expectations for a greater differential in interest rates. Given the economic perspectives of the United States and the high probability of an intervention interest rate in the United States for about the middle of 2008 nearly 200 basic points under the rate in force about the middle of 2007, market agents generated a greater demand of Dollars resulting in important drops in the quotation as of the closing of 2007.

Continúa....

Behaviour of local markets - 2007



Source: BVC, Superintendence of Finance and Corficolombiana.

In general terms, the second semester of 2007 was not a positive one for local markets. Additional to an adverse external context, the domestic inflation panorama and the anticipation of increases in the intervention rate of the Central Bank (Banco de la República) limited the valorisation of local assets.

Financial Sector

Notwithstanding increases in economy interest rates and turbulence in international financial markets, the Colombian financial system presented a positive behaviour during the first three quarters of 2007. According with official figures, in said period the financial institutions GIP grew 7.8% per annum, a higher rate than the growth registered during 2006 (1.4%). Nevertheless, this acceleration obeys in part to the statistical effect generated by the contraction recorded in the second quarter of 2006 (generated by the TES (Government Bonds) crisis of May 2006), that implied an annual growth rate of near 16% in the second quarter of 2007.

Results reported by Superintendencia Financiera as of November 2007 confirm the sustainability of the recovery observed from the second quarter of the previous year. According with the communication issued by the entity, profits of all the system reached 9.4 billion Pesos between January and November, 1.4 billion more than during the same period of 2006. Finally, thanks to the solid fundamentals of the Colombian economy, profitability indicators of the system have not presented abrupt drops in the presence of market crisis. Although profitability indicators as of November are under those registered in November 2006, they continue reflecting the dynamics of the sector. Whilst in November 2006 the ROA (Return on Equity) and the ROE (Return on Assets) for the whole system were in 2.7% and 16.7%, respectively, in November 2007 they decreased to 2.4% and 16.0%.

Finally, re-composition of the financial system assets has continued in the last months of 2007. As a consequence of volatility of local markets and an increase of interest rates, financial entities have reduced participation in investments in the total assets and increased participation in the portfolio. Whilst in January 2006 investments represented 33% of the total assets and portfolio 48%, in October 2007 investments participation decreased to 19% and of portfolio increased to 59%.

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Composition of the asset of financial institutions



Source: Superintendencia Financiera.

Perspectives 2008

Economic perspectives for 2008 are based on a global economic de-acceleration panorama. The International Monetary Fund estimates a generalised de-acceleration of the global growth rhythm guided greatly by the effects of the mortgage market crisis in the United States. According with the World Economic Outlook (October 2007), global production shall pass from a 5.4% growth in 2006 to 5.2% in 2007 and 4.8% in 2008. This growth prediction for 2008 implies a review of 0.4 percentage points down with respect to the prediction published in the July 2007 edition. Nevertheless, the strongest review downwards is present in the growth prediction for the United States GIP, from 2.8% (July edition) to 1.9% (expected for 2008).

Additionally, the IMF expects a different panorama with respect to primary good prices. Whilst it is predicted that manufacture and oil prices grow 2.8% and 9.5% during 2008 respectively, non energy primary good prices shall present a 6.7% drop after having grown an average of 17.0% during the 2004-2007 period.

Although a lower rhythm is expected in growth of economic activity, the expansion rate of 6.2% estimated by Corficolombiana continues to be higher than the average growth of the two last decades. Estimated de-acceleration obeys mainly to two factors: first, a higher real interest rate during the first semester of the year. Internal demand must reduce its growth rhythm as a consequence of a lower growth of credit. In the second place, it is expected that de-acceleration of the economic activity in the United States shall be worse during the first semester of the year due to the continuous deterioration of the real estate market and a lower growth rhythm of private consumption in that country.

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CORPORACION FINANCIERA COLOMBIANA S.A.

GIP as per demand (2007-2008)



Source: Corficolombiana estimates.

MAIN FIGURES OF THE CORPORATION

General Balance

As of the closing of the second semester of 2007 the Corporation recorded total assets for $3.400.097 million, the most important item being investments that recorded a balance of $2.679.552 and represent 78.81% of total assets.

Total liabilities as of December 2007 were of $1.606.878 million the most important items being CDT deposits (term deposit certificates) and savings accounts that recorded a value of $962.226 million, and inter-banking operations and repos for an amount of $544.617 million.

The Corporation's equity as of December 2007 was of $1.793.219 Million, placing the Corporation in the fourth place of the total financial system, after the equity of Bancolombia, Banco de Bogotá and Davivienda banks.

Solvency report at the closing of 2007 was 51.11%, higher than the indicator recorded as of June 2007, of 48.64%.

Losses and Profits

The Corporation recorded a net profit of $100.399 Million as of the closing of the second semester of 2007, for a profit of $205.662 million in the year.

Continúa....

DATE	NET PROFIT
Jun-06	114,547
Dec-06	558,278
Jun-07	105,263
Dec-07	100,399

Amounts in million pesos

During the second semester of 2007 investment business was the main income generator through the dividend item and other income related with special operations; treasury and investment bank businesses are another important item of the result statement, although in a lower proportion. Sale of goods received in payment and fix assets continues to generate important revenues for the Corporation.

During the period July-December 2007 the net operational result recorded a value of $54.429 million, for an accumulated value of $130.826 million in the year.

DATE	NET OPERAT. RESULTS
Jun-06	107,382
Dec-06	548,275
Jun-07	76,397
Dec-07	54,429

Amounts in million pesos

During the second semester dividends for $64.909 Million were received in the capital investment business, valuation of negotiable investments generated income for $9.866 million and revenue for fees was recorded for $2.145 Million. On December 26 the merger with the company Proyectos de Enegia S.A. (PESA) took place. The Corporation received assets for $176.155 million mainly represented in the investment in Empresa de Energía de Bogotá stock for an amount of $134.494 million and accounts receivable for $38.365 million of ISA, product of the sale of the Betania sub-station on December; liabilities received in the merger amounted $938 million, and the total balance of the merger operation generated a net profit of $12.686,6 million.

With respect to treasury business, including portfolio valuation, trading and foreign currency market, it generated $51.862 million in net revenues during the second semester of 2007. The business value had a total contribution of $91.878 million on the year.

The investment bank business participated in the net operational result with commissions for $6.314 million in the second semester, for an income accumulated of $10.577 million in 2007.

Another important item of the Corporation's income was the sale of goods received in payment and of fixed assets that in the second semester generated a net income for $12.500 million; in the accumulated year this item recorded an income of more than $30.000 million for the Corporation.

COMMERCIAL ACTIVITY

Marketing

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With the purpose of strengthening the development of commercial synergies between the corporation and its financial subsidiaries, in the second semester of 2007 the structure of the marketing area was re-designed to direct it as a strategic support in the development of new products and commercial integration for all the companies. The aforementioned together with a strategic lining up work with the subsidiaries will strengthen and deepen commercial relationships with our clients, through an integral offer of products and services with an aggregate value.

In order to warrant continuity of the work done to adopt a new image, we worked on the concept design and publicity items for the 2008 campaign, oriented to consolidate our position as an innovative entity in the areas of design, creation, and administration and in the investment portfolio distribution areas.

With the purpose of gaining better functionality and giving our Internet website new technologic tools, the design of an updating plan was finished and shall be implemented during the first semester of 2008.

Private Bank

Work done during the first semester in the placement of AVAL and ISAGEN stock served as support for actively participating in the presentation of new investment alternatives for our clients. Together with our subsidiary Casa de Bolsa and with the investment bank unit, we undertook the commercialisation of ECOPETROL and ISA stock issuances that were well received.

To be able to offer innovating investment options, adjusted to the risk and profitability profiles of our clients, we structured, distributed and placed the first structured note for the private bank segment together with our subsidiary Fiduciaria Corficolombiana and the correspondent bank Societe General. This operation ended on November with highly satisfactory results for the parts involved. This is the beginning of a new way in the decision to offer our clients a broad portfolio of investment possibilities for their equities.

Work done with the Casa de Bolsa subsidiary was especially productive during the second semester of 2007; commissions for a value of $584 million were generated, 157% higher than the value generated during the first semester. The value of accumulated commissions during the year amounted $957 million, a 93% increase with respect to commissions executed in 2006.

Attainment of deposits for the Corporation and the subsidiaries was surrounded by an increase in interest rates. In the special case of the Corporation this implied a strict management of capture costs control; work done allowed maintaining average deposits for $315.000 million with a lower cost of more than 80 basic points, compared with the generated in the institutional market.

Attainment of deposits for the subsidiaries was highly positive, growing 8% in the second semester of 2007, differentiated in deposits for the Leasing company with a balance as of the closing of the year of $224.000 million, representing an annual growth of 31.4%. Deposits channelled towards funds administered by the Fiduciary presented a recovery, obtaining as a result a final balance of $73.000 million, a 40% growth in the second semester and 31.24% in the year.

Year 2008 shall allow the consolidation of the Private Bank unit that has quickly become a distribution channel for specialised and new products for the natural high income persons segment.

CURRENCY DESK

Economic behaviour of the year generated a low profitability environment in Treasury. Notwithstanding, the Currency Desk of the Corporation continued during this period to be one of the main leader participants in markets. Its important presence continues within the Market Creators of the Ministry of Finance and Public Credit occupying the 8th place within the general ranking as of December 2007, with a 5.44%

Continúa....

participation in the primary market and 11.33% of the secondary market (SEN).

In the foreign currency and derivatives market we continue having an important presence both with local clients and with international clients who operate in the Colombian market. As of the closing of 2007, our derivatives portfolio Peso / Dollar amounted the sum of USD $ 1.686 million what means an increase of 38.2%, compared with December 2006. The Corporation's participation in this market during 2007 was of 5.24 %. In 2007, the Corporation's participation in the Spot Peso/ Dollar was 15.81%, remaining as the leader institution in the Colombian market. It is important to note that due to normative restrictions by the Central Bank (Banco de la República), with respect to the Gross financial gearing position, the Peso/Dollar derivatives market is growing significantly abroad; notwithstanding the Corporation was able to slightly increase its participation.

The Corporation was also successfully present in international markets with trading operations in American Treasury bonds and also in other Latin American currencies as the Real/Dolllar and recently Mexican Peso/Dollar. Expectations for income generation seem to promise success, sharing the expertise gained in local markets; and take advantage of relative value opportunities in Latin American currencies that are co-related to the domestic currency.

As of December 31, 2007 the fixed income investment portfolio of the Corporation amounted $1.048.481 million, maintaining its level compared to the 2006 closing. Positions were taken especially in the second semester, mostly indexed to the DTF.

The Corporation shall continue to explore other markets mainly in derivatives during 2008; this market has growing potential, looking for the most efficient way to invest liquidity surplus of the Entity and maximise its profits.

CAPITAL INVESTMENTS

Variable income portfolio of the Corporation is composed of investments in different sectors of the economy. The focus of the portfolio in the infrastructure sector (Gas, Energy, Road, Airport, Water Treatment Concessions and Fuels) stands out, a strategic sector for the Corporation where we intend to continue investing due to its dividend stable flow and low return periods.

The second semester of 2007 continued to favour in terms of growth, the sectors where the Corporation has its main investments. With figures to the third quarter we may observe a total GIP accumulated growth of 7.35%, and it is necessary to emphasise that the "Transportation and Communication" sector leads growth rates in the third quarter with an increase of 10.90%. Although de-acceleration signals may be observed in important economy items as "Construction" and "Financial Services", the diversified portfolio of Corficolombiana continues to yield a balanced growth and a stable flow of dividends.

Composition of the variable revenue portfolio by sectors
At value in books December 2007
100% = $1.9 Billion

Continúa....



The accounting valuation of the consolidated portfolio of the Corporation as of December 31, 2007 (including provisions and appreciations/devaluations) reached the amount of $1.873 billion Pesos, compared to the aggregate of $1.539 billion as of June 30, 2007. The increase in the portfolio value obeys mainly to the valuation of our investment in Promigas, which price in the Stock Exchange increased 58.6% in the semester. Within the other investments quoting in the Stock Exchange, the second semester of 2007 brought increases in the shares of Mineros (22.9%), Gas Natural (11.7%) and Banco de Occidente (8.0%). In the same period Tablemac shares depreciated (-1.0%), although they showed a 49.3% growth. Stock of Adecaña, Eternit, Ingenio La Cabaña and Textiles Espinal presented no variation in the comparison period. We may conclude that along 2007 the portion of Corficolombiana's portfolio quoting in the Stock Exchange behaved favourably with an appreciation of more than 30% compared to a 4.2% drop observed in the IGBC (General Index of the Colombian Stock Exchange).

Corficolombiana closed the second semester of 2007 recording income for dividends generated by the portfolio companies for $64,909 million, 4.2% higher than during the second semester of 2006.

Our road concessions PISA (Proyectos de Infraestructura S.A.) and Coviandes/Epiandes observed excellent operative results during the company period January-June 2007 boosted by the high growth in vehicle traffic, that resulted in higher dividends than those predicted for the second semester. Our specialised financing services companies, both leasing and fiduciary services, have also been favoured by market dynamism during 2007.

Leader companies in income generation are as follows, in their order: PISA, Promigás, Coviandes/Epiandes, Empresa Energía de Bogotá, Leasing Corficolombiana, and Hoteles Estelar, remembering that an important portion of the dividends distributed by EEB were indirectly recorded up to 2007 by means of other income generated by Proyectos de Energía S.A.

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Table 1. Operating revenue variable income investments

Vice Presidency Revenues Investments	2006	2007	I semester 2007	II semester 2007
Dividends (1)	143.172	136.786	71.877	64.909
Valuation (2) (3)	535.224	3.824	(6.042)	9.866
Stock Sale Profits	25.128	10.458	(163)	10.621
Commissions	14.358	4.392	2.247	2.145
Difference in exchange (4)	(54)	10.591	10.591	-
Total investments	**717.828**	**166.051**	**78.509**	**87.541**

(1) For 2006 it includes extraordinary dividends of Concecol for $28,000 million for sale of Corfivalle stock in 2005.
(2) For 2006 it includes $504,491 million of valorisation for change in marketability of Promigas shares in October
(3) Valuation of investments in high and medium marketability negotiable shares increases in semester II 2007 due to increases in market prices of some stock participations of the Corporation.
(4) Income generation for Difference in Exchange and Others (Revenue for interest) are related to the cancellation of Proyectos de Energía S.A.liabilities.

In the second semester of 2007 important transactions were made in order to consolidate even more the Corporation's portfolio. The merger of Proyectos de Energía S.A. with Corficolombiana concluded in December 2007 stands out, which granted direct property to Corficolombiana of the Empresa Energía de Bogotá S.A. E.S.P stock. Together with this operation the sale process of the Electric Substation of Betania concluded that represented an extraordinary income to PESA prior to the merger.

On the other hand, sale processes for the Corporation participations (in parenthesis) in Colmotores S.A. (0,12%) and IBC Solutions (37,50%) ended in the semester . Additionally, a write-off by means of liquidation of the investments in General de Inversiones S.A. (holding company inactive for many years) took place, Estudios y Desarrollos de Infraestructura S.A. (consortium with its one only purpose extinguished) and Promotora Inmobiliaria la Esperanza S.A. (with its purpose extinguished after the sale of a lot that produced for the company Figoríficos Colombianos S.A.).

INVESTMENT PORTFOLIOS

During the second semester of 2007, the Corporation, through the Vice Presidency of Investment Portfolios has continued the structuring and start-up of Private Capital Funds (PCF), with the main focus on the initiatives of a PCF in Infrastructure and another in the real estate sector; also in support to Fiduciaria Corficolombiana in structuring of initiatives around this type of vehicles.

With respect to the structuring and start up issue of Private Capital Funds, following are important facts that during the second semester of 2007 have been taken into account with the purpose of the launching of the aforementioned funds during 2008:

PCF in Infrastructure

With regard to the design of the legal framework of the Fund, during the second semester of 2007 we developed, together with Holguín Neira & Pombo, the preparation of the contract of adhesion to the Fund that is, basically, the model contract that shall govern relationships and acts among administrators and subscribers of the Fund.

Additionally, flow raising tasks for possible investments for the Fund also began bearing in mind the search for investment options in Colombia, Chile, Peru and Central America, with the result of the first participations of the Corporation with the purpose of an access to investments for the Fund, as follows:

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Privatisation of Energy Companies: Corficolombiana, together with a competent Operator in the sector participated in the privatisation process of five Colombian energy companies (Cundinamarca, Meta, Santander, Norte de Santander y Boyacá).

At present the process has been suspended and we await its reopening by the Government.

Bid for West Airports: Also, Corficolombiana, associated with AENA Internacional, submitted an offer through Promesa de Sociedad Futura, within the framework of Bid No. 7000132 - OL of 2007 of Aeronáutica Civil and the Olaya Herrera Airport for the administration, operation, commercial exploitation, adaptation, modernisation and maintenance of the Medellín, Rionegro, Quibdo, Montería, Carepa and Corozal airports.

The adaptation and modernisation required by the grantors included among others, acts on strips, national and international terminals and airport equipment and of airport security, with an investment estimated by the structurer of 0.3 billion Pesos.

The process for offer submittal was extended from December 17, 2007 to January 17, 2008, expecting the study and award of them for February 28, 2008.

Real estate PCF

During the second semester of 2007, with respect to the Real Estate Private Capital Fund PCF, work was done in order to structure the business the Fund shall offer its investors, focusing efforts mainly in the construction of a large scale and high potential of aggregate value investment opportunities flow in real estate assets (except for dwelling).

In general, objective real estate assets shall be divided in two: i) Already existing real estate for rent and sale business, and ii) development of projects on which the Fund shall participate in planning, design, construction and commercialisation processes.

INVESTMENT BANKING

2007 characterised by the boom of stock issue. In this product, the Corporation's investment banking stood out for having successfully made the placement of Grupo Aval and ISA.

During the same year, the strategy for extending the business market to the regions where the Corporation is present was also consolidated, so that they were able to contribute with the third part of the area incomes.

Bonds market was depressed during the year due to the generalised illiquidity of fixed income titles and regulatory limitations for their settlement. Nevertheless this unfavourable environment, the Corporation was able to successfully place new issuer bonds as GMAC and Alquería.

Investment banking mobilised total resources for $1.614.519 million Pesos during 2007.

Main businesses executed during the second semester of 2007 were as follows:

Structuring and Placement of Titles in the Capital Market. The following were structured: ISA Stock Issue for $399.045 million, ordinary bond issue of Alquería for $35.200 million and ordinary bond issue of GMAC for $79.634 million.

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Syndicated Credits. A syndicate for Credivalores for $93.000 million was structured and distributed.

Mergers and Acquisitions. In the second semester of 2007 the valuation and sale of Ruitoque S.A. E.S.P. were made for a value of $6.500 million Pesos.

Finally, the Economic Research area has developed new analysis and opinion tools through market reports and stock analysis.

It is also emphasised that Corficolombiana occupied the fourth place in the year in the monthly poll "expectations for inflation and rate of exchange in 2007" of Banco de la República.

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REAL ESTATE MANAGEMENT

During the second half of 2007 real estate was sold for $20.541 million, represented in Goods received in payment during former periods, goods free from encumbrance, fixed assets not used in the operation and real estate in investment trusts.

Sales mainly represented in lots, offices and business places left a positive impact in the Loss and Profit Statement of $12.535 million and the balance of dations in payment went from $51.569 million in June 30, 2007 to $45.986 million in December 31, 2007.

In order to obtain these sales, the Corporation continued with the different sales channels among which are Grupo Aval – Viviendas Planificadas S.A., Valora S.A and Gerencia Nacional de Inmuebles that directly or through intermediaries obtained the greatest volume in sales.

During 2007 (including the first and second semesters) real estate sales amounted the sum of $50.952 million including Goods Received in Payment, Goods Free from Encumbrance, real estate in Investment Trusts and Fixed Assets not used in the operation. These sales left a positive impact on the Profit and Loss Statement for $ 31.189 million.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in 2007 were important, net profit for company year 2007 was of $7.001 million showing a patrimony return for its stockholders of 23.3%. Income for commissions and fees in 2007 amounted $20.450 million with an important growth of 16.2% compared to income on 2006.

The value of assets administered of $4.6 billion as of the closing of 2007 places Fiduciaria Corficolombiana within the first ten trust companies in trust assets in the country. With respect to the Balance Sheet, we would like to emphasise that Fiduciaria Corficolombiana´s equity as of the closing of 2007 amounted $30.114 million, a 13% growth compared with December 2006 when equity amounted $26.582 million. Total liabilities were of $6.491 million and assets of $36.606 million, which figure includes the sum of $27.629 million of the Fiduciaria's own portfolio.

During 2008 Fiduciaria Corficolombiana shall continue with the strategy of strengthening Investment Trust businesses with the launching of Private Capital Funds together with Corficolombiana. The focus of the Corporation is additionally oriented to be the first Investment Banking player in the country and the trust company shall be the vehicle for projects that require trust schemes.

Leasing Corficolombiana

The company recorded as of the closing of 2007 an increase of 8.4% in the balance of Net Goods in Leasing, from $489.438 million in December 2006 to $530.313 million at the end of 2007.

Entity profits closed in $12.373 million, resulting in a decrease of 6.6% compared with the results obtained at the end of 2006, of $13.251 million. Results for the year were affected by the deferred provision originated in the implementation of the Credit Reference Model (Modelo de Referencia Crediticia) of $2.925 million.

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Equity closed in $58.030 million what represents an increase of 14% with respect to the $50.738 million recorded as of the closing of 2006 and solvency indicator closed in 11.07%, compared with the legal minimum required of 9%; capitalisation of the company for $5.246 million was approved at the August 2007 assembly by means of the distribution of dividends in stock over the first semester of year profits.

Casa de Bolsa

During the second semester of 2007, Casa de Bolsa presented an increase in the number of operations made through the Stock Exchange of Colombia (BVC) of 86.9%. The company participated in 3 massive stock issuing processes of the companies Isagen, Ecopetrol and ISA that took place in the Colombian stock market during this second half of the year.

Second semester 2007 profits grew in 652.2% compared to profits obtained during the first semester of 2007, from $505,97 million to $3.805,74 million; this behaviour is mainly explained by the valorisation of the CSE (Colombian Stock Exchange) stock. Additionally, the net result of the year was higher in 183,2% compared to the closing of 2006; as of December 2007 it recorded an operative profit of $3.883,86 million.

As of the closing of 2007, company assets amounted $20.495.42 million, with a 158.9% growth compared with the closing of the first semester of 2007 and of 146.93% compared with the closing of the former year. Equity presented a 52.68% growth in the semester and 54.03% in the year, recording as of December 2007 a balance of $11.480,17 million; this increase is the result of the capitalisation of profits and results generated in the semester.

Banco Corfivalle (Panama)

As of the closing of 2007, Banco Corfivalle (Panama) recorded total assets of USD $32.727.242, where the most important item is that of investments that represent 93.72% of total assets. As of December 2007 the liabilities balance was of USD $26.504.274, public deposits representing 94.90% of total assets. Equity reached a value of USD $6.222.968 as of the closing of 2007. Profits generated by the entity in 2007 reached the sum of USD $182.154; the most important income corresponds to interest generated by fixed income investments.

RISK ADMINISTRATION

Credit Risk Administration System (SARC)

Given that at present the Corporation has no portfolio in its balance, the SARC of Corficolombiana had served as the base in the business analysis of the lines currency desk businesses, investments in the real sector, investment banking and portfolio administration.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios and foreign currency;

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The Corporation has an on-line module that allows control of risk positions per portfolio, as well as compliance with authorised policies on maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits a monthly report to the Board of Directors on the issue.

A committee also exists with members of the Board of Directors that meets to make decisions on the portfolio when important market movements that affect results occur.

These tools allow the adequate management of risks inherent to the treasury business. In the same way, investment has been made for training of personnel dedicated to the risk management task and there is an adequate and enough structure.

Liquidity Risk

Liquidity risk management is supported in the compliance of External Circular Letter 042 of September 27, 2001. In the ALCO Committee (Assets and Liabilities Committee), the weekly flow is reviewed to determine the Corporation liquidity profile both for the current and the following weeks. In the same way, there are short term and long term internal indicators with limits established and monitored monthly by the Board of Directors, a detail of which appears in the notes to the financial statements and that allow an adequate management of this risk.

Credit Risk

This risk is managed, particularly in the treasury business, through the approval of quotas distributed in different categories depending on the type of product; they may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor the compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

There are internationally accepted technical methodologies for the assignment of limits both for the financial and the non financial sector entities.

Operation Risk

CORFICOLOMBIANA has defined as operational risk, losses caused by faults or weaknesses in the processes, in the persons and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the second semester of 2007 are as follows:

- A methodology continued to be applied for the identification, measurement, control and monitoring of operation risks in all company processes: of the mission, strategic and of support. As of the closing of December 31st, identification, measurement and risk control steps were complied with.
- Continuing with the institutional training program, Operation Risk Officials in each area were trained, officials in charge of the record of operation risk events in the program developed for that purpose. With respect to the virtual training project, two test periods of the program were undertaken; we hope to have this tool in production from February 2008.

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- With respect to the operation risk data base, from August capture of operation risk events began. As of December 31st, the data base had 56 records.

- With regard to the Business Continuity Plan, DELIMA MARSH accompanied the Corporation for the development of this project. As of December 31st, the following phases were implemented: Business Impact Analysis, Definition of Strategies and Plan Construction by area. For the first semester of 2008 it has been planned to develop identified preventive tasks and make tests that assure the feasibility of its implementation should a high impact case be present.

Finally, the Superintendence of Finance issued Resolution 1865 of October 17, 2007 whereby accounts are included to record the Operation Risk in account only plans (PUC). The purpose: that watched over entities make accounting records in these accounts those operation risk events that had an impact on the L&P The resolution is in force from January 2008 and in order to ensure its implementation with no problems, the Superintendence designed a test plan that was successfully executed during December.

Assets laundering risk

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or through its operations as an instrument to and/or to channel resources for terrorism activities or when it hides assets from such activities through the entity.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has a System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that has been integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation and control and monitoring of these risks, and knowledge of the client and its operations with the Corporation, market segments attended, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors, and is administered by the Compliance Official who is responsible for constantly evaluating prevention mechanisms in order to establish their effectiveness and compliance by every official of the Corporation.

The SARLAFT was created by Superintendencia Financiera de Colombia by means of External Letter 22 of April 19, 2007, and thus modified the Integral System for Preventing Assets Laundering SIPLA. For this reason the Board of Directors, following the recommendation by the administration and the Compliance Officer, approved the corresponding updates to the SARLAFT Manual in the second half of 2007.

Supervision of controls for preventing these risks is done by the Compliance Official and his substitute; Management and the Board of Directors also supervise through the reports submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE SITUATION

As of December 31, 2007, the Corporation had 326 employees what represents an increase of 1.88% with respect to the 320 employees who began the year. 2007 was very important for the consolidation and development of the Corporation.

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During the year, actions developed within the management of the entity were oriented towards the strategic strengthening of businesses, processes and management systems enhancement, modernisation of the technologic and physical platform and the consolidation of a risk management culture, among others.

Synergies were also increased among the different areas of the Corporation and its Financial Subsidiaries, joining efforts and knowledge in order to multiply commercial opportunities.

TECHNOLOGICAL ADVANCES

During the second half of 2007 the IT area continued developing its technologic platform with important support projects to the daily operation of the Corporation, as:

- Elaboration of the Recovery of I.T. Disasters Plan (DRP).
- Installation and configuration of the computation central equipment update project as implementation of operational risk requirements.
- Unification of the communications infrastructure at a national level, optimising connection between regions, offices and the Direction General of the Corporation and its financial subsidiaries.
- Integration of the Business Intelligence strategic plan with the BPM Corporate strategy and with operational risk projects (SARO) and assets laundering risk (SARLAFT)
- Re-design of the only client project for Corficolombiana and financial subsidiaries.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporación Financiera Colombiana S.A. applied totally the regulations on intellectual property and copyrights. Products and programs covered by copyrights are duly licensed.

AUDIT COMMITTEE

The Audit committee, as a support unit to the functions carried out by the Board of Directors of the Corporation for the implementation and supervision of internal control of the Corporation, hold meetings on July 18 and December 5, 2007 where they analysed among other topics, those hereinafter detailed, with the purpose of evaluating the Corporation internal control structure:

a) Financial Statements as of October 2007.
b) Qualification portfolio as of October 2007.

c) The Committee supervised the adequate application of rules related to the Integral System for the Prevention of Money Laundering, ensuring the existence of the necessary controls to avoid the Corporation being used as an instrument for carrying out illicit activities.

d) It supervised the functions and activities of the Auditor Office on aspects such as:
- Audit evaluation reports to the different areas, products and affiliates of the Corporation.
- Follow-ups carried out by the audit office based on the answers given by the different managers of the evaluated areas.
- Follow-up and control statistics based on planning.

e) It reviewed the letters received from the Superintendence of Finance of Colombia with the corresponding answers and improvement follow-up.
f) Reviewed the reports received from the Statutory Auditor Office with the corresponding answers and improvement follow-up.
g) The minutes of the ALCO Committee were analysed and evaluated.

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h) In the Committees of July 18 and December 5, 2007, the President of the Corporation submitted a report to the Audit Committee related to the disclosing and control system of financial information of the Corporation where it states that there has been no deficiency in internal controls that have hindered the Corporation from recording, processing, summarising and adequately presenting the financial information, and that no fraud has occurred that have affected the quality of the financial information of the Corporation.

As a result, we may observe the following:
- Structure, environment and control activities according with the objectives of the Corporation which provide the adequate security to manage risks to which the Corporation is exposed.
- Independent Internal Audit Activities with respect to the activities they audit; their scope satisfies control needs of the Corporation.
- Follow-up of reports issued by the different control entities: Superintendence of Finance, Statutory Auditor Office, Internal Audit Office and I.T. Auditing.
- Reliability of the financial information, compliance with laws and applicable regulations.
- Compliance with necessary and enough controls to avoid the Corporation being used as an instrument to carry out delinquent activities.
- Enough documentation on activities, evaluations and Committee recommendations.

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ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented prevention mechanisms in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

By means of External Circular Letters 22 and 61 of 2007, the Superintendence of Finance of Colombia gave instructions so that entities supervised implement an asset laundering risk administration system and of terrorism financing SARLAFT. The Corporation then developed during the second half of the year the activities included in the implementation chronogram of the changes necessary in the prevention system to comply with the provisions of the Superintendence.

In fact, in December 2007 modifications to the Code of Ethics and the asset laundering risk administration system and of terrorism financing SARLAFT manual were approved.

The Corporation has a Compliance Unit within the structure of the organisation, directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the second semester of 2007 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, the 2007 Annual Compliance Plan was approved at the beginning of the year. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

Additional to monitoring work for knowledge of clients and their operations with the Corporation, knowledge of market segments attended, of transactions, of personnel training and cooperation with the authorities, during the aforementioned period activities related to the Only Client Project were performed by which the Corporation implements control mechanisms, follow-up and information management of the clients by means of the integration of data bases of the different businesses.

With respect to the duty of cooperation with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit of the Ministry of Finance.

Among its policies, the entity does not exonerate any client nor counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers, in the establishment and maintenance of adequate disclosure and control systems for financial information, during 2007, there have been no deficiencies in internal controls which have hindered the Corporation, to record, process, summarise and adequately present the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

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NEW LEGAL PROVISIONS

Measures for the efficiency and transparency in law 80

Congress of the Republic. Law 1150 of July 16, 2007 "Whereby measures are introduced for the efficiency and transparency of law 80 of 1993 and other general provisions are issued on contracting with public resources".

Within the most interesting aspects for the sector, are the following:

- Establishes a modification to paragraph of article 32 of law 80 of 1993, indicating that Credit Establishments, insurance companies, and other state financial institutions, shall not be subject to the provisions of the General Contracting Statute of the Public Administration and shall be governed by the legal and regulatory provisions applicable to such activities. Notwithstanding, in their contractual activity they shall be subject to the provisions of article 13 that refers to the general principles of contractual activity for entities that are not subject to the General Contracting Statute of Public Administration, according with their special legal regime, the administrative function principles and of fiscal management under articles 209 and 267 of the Political Constitution, respectively as the case may be and shall be subject to the inabilities and incompatibilities regime legally provided for state contracting.

- With respect to investment in ordinary common funds, it adds numeral 5° of article 32 of Law 80 of 1993, with a subparagraph that establishes that selection of trust companies to be contracted, whether public or private, shall be rigorously done observing the bid proceeding or bid provided under the law. Notwithstanding, with respect to treasury surplus of state entities, it indicates that they may be invested directly in ordinary common funds managed by trust companies, with no need for using a public bid process.

- It indicates that Fondo Financiero de Proyectos de Desarrollo, FONADE (Development Projects Financial Fund) shall be governed by the norms of the Contracting General Statute of the Public Administration contained under law 80 of 1993 and in the other regulations that modify, derogate or addition it.

Representation offices of foreign financial institutions, re-insurers and stock market.

Ministry of Finance and Public Credit. Decree 2558 of July 6, 2007 "Whereby the regime for financial institutions, re-insurers and the stock market abroad representation offices is issued and other provisions are issued"

Within the aspects regulated by the Decree are, among others, the following:

- Regimen de aperture of foreign financial institutions, of foreign re-insurer institutions and of foreign stock market institutions.
- Exceptions to "regimen de aperture" (Requirements foreign financial entities must comply with in order to operate in Colombia)
- Requirements for establishing a representation office
- Representation of foreign institutions through a parent, affiliate or subsidiary established in Colombia
- Services authorised to the representation offices of foreign financial institutions and stock markets
- Prohibitions

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- Promotion abroad of businesses of stock exchange commission companies Stockbroking companies established in Colombia
- Local correspondents of Stockbroking companies

This decree expressly derogates decree 2951 of 2004 that established norms on the activity of financial institutions and re-insurers abroad representative offices.

Counterparty central risk chambers

Ministry of Finance and Public Credit. Decree 2893 of 2007 "Whereby Counterparty Central Risk Chambers are regulated and other provisions are issued".

This decree regulates the constitution and organisation of counterparty central risk chambers. Some of the most important aspects of the regulation are as follows:

- Risk chambers shall be set up as public limited companies with exclusive purpose and comply with the provisions of article 53 of EOSF.
- They may perform their activity with respect to national or foreign securities registered in the RNVE, derivatives, contracts, products or goods that may be subject to transaction, including those that due to their nature are negotiated through agriculture and cattle goods and products, agro-industrial exchange or other commodities. Additionally, they may perform activities permitted by law with respect to foreign currency, in conformity with the regulations issued by the Central Bank (Banco de la República).
- The minimum capital to be accredited is of $19.000.000.000.
- At least 40% of the members that compose the Board of Directors shall be independent according with the provisions of the decree.
- Central risk chambers shall have as a minimum one risk committee and one audit committee.
- Individual credit quotas of financial institutions provided under decree 2360 of 1993 may reach up to 30% of the technical equity of the grantor when the purpose are active credit operations made with central risk chambers.

Public Offer.

Ministry of Finance and Public Credit. Decree 2938 of August 3, 2007 "Whereby Resolution 400 of 1995 of the General Room of the Superintendence of Securities (Superintendencia de Valores) is modified".

The following provisions of Resolution 400 were modified:

Numeral 2 of article 1.2.5.7. that provides that no acquisition public offer shall be made when the quality of the real beneficiary is obtained by means of the participation of an offer made in a privatisation process. Thus, the assumption where the quality of the real beneficiary is obtained through an auction at the stock exchange is eliminated.

In subparagraph 1 of article 1.2.5.15 that provides that before the formulation of a public offer, the bidder shall credit at the Stock Exchange the constitution of a guaranty supporting compliance with the resulting obligations.

A numeral providing that the guaranty may be a guaranty deposit in foreign currency, with the Stock Exchange as only beneficiary and transferable at its first requirement is added to this same article.

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Paragraph 1 of article 1.2.5.18 that provides that once the first notification of the competitor offer is published, acceptances for the first offer shall be automatically understood as made with respect to the competitor offer.

Instructions to Notaries for the prevention and control of assets laundering and financing of terrorism.

Superintendence of Notaries and Registry. Administrative Instruction 07 of August 3, 2007 "Mechanisms for the Prevention and Control of Assets Laundering and Financing of Terrorism".

The Superintendence of Notaries and Registry through this administrative instruction looks to establish some guidelines notaries of all the national territory must take into account, in order to identify suspicious activities and alert signals that they may be entailed to assets laundering or the financing of terrorism.

Thus it establishes that the entity shall pay special attention to any operation that independently from its amount or due to its nature has not an economic licit apparent purpose. Also, within alert signals that may appear in notary operations sensitive to being entailed to assets laundering, some actions or juridical businesses that demand special attention and supervision by the Notary Public and related to real estate, company settling up or liquidation and cancellation of mortgage encumbrances are important.

Voluntary liquidation of financial institutions.

Ministry of Finance and Public Credit. Decree 3530 of 2007 "Whereby subparagraph j) of numeral 2º of article 326 of Estatuto Orgánico del Sistema Financiero (Organic Statute of the Financial System) is regulated".

In conformity with the aforementioned decree, it is established that the Superintendence of Finance of Colombia prior to approving of the voluntary liquidation of the financial institutions under its inspection and vigilance, shall have verified that the corresponding institution has no obligations with the public for the concepts defined under numeral 2° of article 299 of the aforementioned Statute; this is to say that those balances in favour of creditors that have been excluded from the liquidation lump.

Securities public offers

Ministry of Finance and Public Credit. Decree 3780 of October 1st.2007 "Whereby provisions on securities public offers by means of the construction of the offers book and other provisions are issued".

With this decree a Second Section is added to the Second Chapter of Title Two of Part I of Resolution 400 of 1995, to regulate securities public offers by means of the construction of an offers book.

This mechanism is defined by establishing that it is a mechanism by which an issuer may determine price, distribution and assignment of securities to be issued and the size of the issuance, through the preliminary promotion of the securities and the subsequent record of demand orders on an offers book. All values registered at Registro Nacional de Valores y Emisores (National Registry of Securities and Issuers) may be thus offered.

The procedure is as follows: Authorisation is requested to make a securities public offer and the preliminary information prospect is registered at the Superintendence of Finance; promotion of securities to be offered begins; the book is then opened for recording offer reception, and all offers presented shall be received, among other, in equal conditions of access and transparency.

Once promotions have been done and demands for values offered have been received, the book closes for all bid addressees and the price or placement rate of the securities and the size of the issuance may be

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determined. This information is included in the final information prospect. Subsequently assignment and distribution of issued securities are made according with the quantity of securities requested.

Finally, it is stated that in the offers made as provided hereunder it shall be possible to addition already issued securities of the same type as part of the offer, recorded at the RNVE and already in the hands of the public. In all cases such possibility shall be foreseen from the beginning and may not be higher than 25% of the total issuance.

Instructions on the administration and management of collective portfolios.

Superintendence of Finance of Colombia. External circular letter 054 of October 30, 2007.

Exercising its legal power, the Superintendence of Finance of Colombia issues the new Title VIII of External Circular Letter 07 of 1996 (Legal Basic Circular Letter), that contains instructions on the administration and management of collective portfolios administered by stock exchange brokers, by investment management companies and trust companies.

Some of the issues regulated by Title VIII of External Circular Letter, and on which changes in collective portfolio management entities shall apply are the following:

- Accreditation of constitution and functioning requirements of collective portfolios.
- Administrative, technologic and human infrastructure.
- Minimum content of the regulations and prospects per modality of collective portfolios.
- Minimum content of resource delivery evidences and of the documents representing of participations in collective portfolios.
- Information disclosure obligations.
- Management report and rendering of the management company.
- Calculation of subscription amounts.
- Calculation of the maximum weighted term of securities in the case of collective portfolios of the monetary market.
- Application of Article 3 of Decree 1797 of 1999.
- Collective portfolios with compartments.
- Report or repo operations (repo), simultaneous and of temporary transfer of securities.
- Additional rules for the entrustment contained in the paragraph of article 51 of decree 2175.
- Regulatory examiner (auditor).
- Special rules for Private Capital Funds.
- Account only plans applicable.
- Additional considerations to the merger process of collective portfolios.
- Regulatory references.

Modifications to foreign capital portfolio investments in Colombia.

Ministry of Finance and Public Credit. Decree 4814 of December 14, 2007 "Whereby the General Regime for Foreign Capital Investment in Colombia and of Colombian capital abroad" is modified.

The following modifications to the foreign capital investment portfolio in Colombia are made:

- It is permitted that the deposit that shall be constituted at the time of canalisation of the portfolio investment may be constituted in Dollars or legal currency, settled at the "Market Representative Rate". Before this decree the deposit could only be constituted in legal currency.

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- Lower discount percentages are applied when there is a request for the restitution of the deposit before the maturity date, at the time or after their constitution. For example, discount percentage for the deposit with 6 months maturity that was of 9.4%, was lowered to 5.2%.

- "Should the restitution of the deposit be requested on the day of its constitution, the obligation shall be understood as complied with, with delivery to the Central Bank of the amount corresponding to the discount anticipated for such date".

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OPERATIONS WITH STOCKHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators abide by the general policies of the entity. Such operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that integrate the financial statements have been duly verified and obtained from the accounting records of the entity, prepared in conformity with accounting norms and principles established in Colombia.

PEDRO NEL OSPINA SANTA MARÍA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

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Next, the President asked the Secretary to submit the operations carried out between CFC and its subordinate and associated companies, which are recorded in the balance and statement of income of the July – December 2007 period and detailed on note #25.

The secretary said that Banco de Bogotá's proxy proposes the assembly meeting to omit reading the operations made by CFC and its subordinate and affiliate companies, recorded on the balance statement and statement of income of the July-December 2007 period, and detailed on note #25, as they have been available to the shareholders for fifteen (15) working days before the meeting, and each one of the attendants was handed a package containing the notes.

The attending shareholders unanimously approved to obviate the reading of the operations made by CFC and its subordinate and affiliate companies.

4.2 READING OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31, 2007 AND THE RELATED STATEMENT OF INCOME.

The President asked to read the balance, the statement of income, and its annexes and other financial statements of the July 1 – December 31st, 2007 period, which were distributed to all the attending shareholders. Such documents had been at the disposal of the shareholders within 15 working days previous to the meeting and the shareholders were able to exercise the inspection right referred on Article 447 of the Commerce Code.

The Secretary advised that Banco de Bogota's proxy proposed the assembly meeting to obviate the reading of the management report, taking into account that it had been available to the shareholders for 15 working days prior to the meeting, and that each one of the shareholders was given a package containing all the information on this subject.

The attending shareholders unanimously approved to obviate the reading of the balance, the statement of income, and its annexes and other financial statements, related to the July 1st – December 31st , 2007 period.

Following is a transcription of the Comparative Consolidated General Balance and the Statement of Results of the July 1st – December 31st , 2007 period:

NOTE: The Notes to the Balance and the Statement of Income, the other financial statements and annexes are annexed hereto and kept in CFC's files.

CORPORACION FINANCIERA COLOMBIANA S.A.

CORPORACION FINANCIERA COLOMBIANA S. A.
General Balances
December 31 and June 30, 2007
(Stated in Million Colombian Pesos)

ASSET		As of: 31/12/2007 DD/MM/YYYY	As of: 30/06/2007 DD/MM/YYYY	LIABILITIES AND EQUITY		A: 31/12/2007 DD/MM/YYYY	A: 30/06/2007 DD/MM/YYYY
AVAILABLE	(Notes 6 and 25)	$ 88,437.1	$ 90,394.9	DEPOSITS AND CURRENT LIABILITIES	(Notes 14 and 25)	$ 965,148.5	$ 867,503.3
INTERBANK FUNDS SOLD AND RE-SALE AGREEMENTS (Note 6)		167,043.8	141,968.1	Term Deposit Certificates		706,063.6	674,447.8
				Savings Deposits		256,162.9	188,673.4
INVESTMENTS	(Notes 7 y 25)	2,679,562.4	2,416,633.6	Other		2,922.1	4,382.1
Negotiable Debt Securities		227,813.3	284,730.3				
Negotiable Participative Securities		88,116.8	83,875.8				
To be held until maturity		41,488.2	18,444.7	INTERBANK FUNDS PURCHASED AND RE-PURCHASE AGREEMENTS (Note 15)		544,616.8	615,910.4
Available for Sale in Debt Securities		307,992.6	124,686.2				
Available for Sale in Participative Securities		1,661,606.2	1,446,662.6				
Investment Re-Purchase Rights		477,916.3	611,332.2	BANK LOANS AND OTHER FINANCIAL OBLIGATIONS (Note 16)		0.0	29,409.1
				Foreign Entities		0.0	29,409.1
Minus: Provision		(125,259.9)	(142,168.2)				
CREDIT PORTFOLIO	(Notes 8 and 25)	0.0	89.6	ACCOUNTS PAYABLE	(Notes 17 and 25)	92,867.7	67,112.6
Commercial Loans, Other Guaranties		0.6	90.4	Interest		12,204.1	11,062.3
Category A Normal		0.6	91.3	Commissions and Fees		3.5	3.5
Minus: Provision		0.0	(0.9)	Dividends and Surplus		66,579.1	35,784.6
Minus: General Provision		0.0	(0.8)	Other		14,101.0	20,255.5
ACEPTACIONES Y DERIVATIVOS	(Note 9)	32,776.3	60,626.7				
Derivatives		32,776.3	60,626.7	OTHER LIABILITIES	(Note 18)	10,445.1	9,269.6
Rights		4,296,214.5	4,081,660.5	Consolidated Labour Obligations		1,915.5	1,499.4
Obligations		(4,263,438.2)	(4,021,033.8)	Early Income and Deferred Payments		7,290.4	6,578.0
				Retirement Pensions		1,239.2	1,192.3
ACCOUNTS RECEIVABLE	(Notes 10 and 25)	90,617.3	60,916.3				
Interest		683.9	346.6				
Commissions and Fees		4,900.7	4,466.6				
Payment on Account of Clients Commercial		3.4	3.8	ESTIMATED LIABILITIES AND PROVISIONS	(Note 19)	3,690.1	12,170.2
Other		76,923.5	59,206.6	Labour Obligations		1,174.3	1,531.6
Minus: Provision		(1,861.2)	(2,086.3)	Taxes		0.5	5,475.3
				Other		2,605.3	5,163.3
REALISABLE GOODS AND RECEIVED IN PAYMENT (Note 11)		8,204.9	7,462.8				
Goods Received in Payment Different to Housing		30,308.5	35,981.7				
Goods not used in Social Purpose		585.9	656.2	TOTAL EXTERNAL LIABILITIES		1,606,878.0	1,601,375.1
Depreciation		0.0	(98.6)				
Minus: Provision		(24,697.6)	(29,028.6)	TOTAL LIABILITIES		1,606,878.0	1,601,375.1
PROPIEDADES Y EQUIPO	(Note 12)	10,913.5	11,385.2				
Land, Buildings and Constructions in Progress		14,828.6	17,490.9				
Equipment, Furniture and Office Implements		9,064.3	9,942.1				
Computers		9,929.4	9,278.9				
Other		1,284.6	832.4	EQUITY		1,793,219.0	1,511,049.8
Minus: Depreciation and Accumulated Amortisation		(23,190.2)	(24,948.1)				
Minus: Provision		0.0	(300.0)	SOCIAL CAPITAL	(Note 20)	1,653.9	1,653.9
				Divided in 165,391,738 Shares with Nominal Value of $ 10.00 each			
OTHER ASSETS	(Notes 13)	41,004.6	78,676.3				
Permanent Contributions		83.2	83.2				
Early Expenses and Deferred Charges		2,632.7	2,616.1	RESERVES	(Note 21)	1,138,261.2	1,146,027.7
Other		60,167.1	98,989.6	Legal Reserve		574,784.8	574,784.8
Minus: Provision		(21,906.4)	(22,910.6)	Statutory and Occasional Reserves		563,476.4	578,242.9
VALORISATIONS	(Notes 7 and 25)	330,852.4	312,581.8	SUPERAVIT or DEFICIT		852,906.1	258,104.3
Investments Available for Sale in Participative Securities				Non Reals Profit or Losses in Inv.		259,447.1	14,720.7
of Low or Min.Marketability or without quotation in the Stock Exch		310,310.6	282,973.0	Available for Sale	(Note 22)		
Property and Equipment		20,541.8	19,908.8	Valorisations		330,852.4	312,581.8
DEVALORISATIONS	(Note 7)	(37,394.4)	(68,498.2)	De-valorisations		(37,394.4)	(68,498.2)
Investments Available for Sale in Participative Securities							
of Low or Min. Marketability or without quotation in the Stock Excl		(37,394.4)	(68,498.2)	PROFIT OF THE PERIOD		100,398.9	105,263.1
TOTAL ASSET		$ 3,400,097.0	$ 3,112,424.9	TOTAL LIABILITIES AND EQUITY		$ 3,400,097.0	3,112,424.9
CREDITOR CONTINGENT ACCOUNTS PER CONTRA (Note 23)	$	151,966.6	130,020.7	CREDITOR CONTINGENT ACCOUNTS	(Note 23)	$ 151,966.6	130,020.7
				Endorsements and Guaranties		46,994.5	53,792.6
				Other Contingencies		104,972.1	76,228.1
DEBTOR CONTINGENT ACCOUNTS	(Note 23)	314,962.3	361,796.1	DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 23)	314,962.3	361,796.1
DEBTOR ORDER ACCOUNTS	(Note 24)	7,640,522.9	6,706,447.4	DEBTOR ORDER ACCOUNTS PER CONTRA	(Note 24)	7,640,522.9	6,706,447.4
CREDITOR ORDER ACCOUNTS PER CONTRA (Note 24)		3,926,466.2	4,658,066.8	CREDITOR ORDER ACCOUNTS	(Note 24)	3,926,466.2	4,658,066.8
TOTAL CONTINGENT AND ORDER ACCOUNTS	$	12,033,897.0	$ 11,857,319.0	TOTAL CONTINGENT AND ORDER ACCOUNTS		$ 12,033,897.0	$ 11,857,319.0
				PROFIT PER SHARE (in Pesos)		$ 607.07	$ 647.10

See notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T.P. 40896-T

NELSON GERMAN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24760-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant , certify that we have previously verified the statements herein contained and that the financial statements have been truly taken from accounting books

Continúa....

CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
December 31 and June 30, 2007
(Stated in Million Pesos)

		PERIODS BETWEEN			
		FROM 01-07-2007 DD/MM/YYYY	TO 31-12-2007 DD/MM/YYYY	FROM 01-01-2007 DD/MM/YYYY	TO 30-06-2007 DD/MM/YYYY
DIRECT OPERATIONAL REVENUE	(Note 26)	$	225,015.7	$	420,288.2
Interest and Amort.Discount Loan Portfolio and other interest		6,454.2		45,032.2	
Profit in Neg Investments Valuation Participative Securities		11,181.5		27,692.6	
Profit in Invest.Valuation to be held until Maturity		1,144.9		2,804.3	
Profit in Valuation Invest. Available for Sale Debt Securities		21,529.3		19,793.3	
Commissions and Fees		9,460.9		7,005.2	
Profit in Valuation of Derivatives		68,716.8		256,513.1	
Profit in Valuation of Cash Operations		5,652.8		7,227.4	
Changes		76,119.3		37,787.3	
Profit in Sale of Investments		24,756.0		16,432.8	
DIRECT OPERATING EXPENSES			199,199.6		375,828.1
Interest, Amortised Bonus and Discount Amortisation		61,468.7		51,728.8	
Loss in Valorisation Negotiable Investments Debt Securities		0.0		9,598.7	
Loss in Valorisation Negotiable Investm.Participative Securities		0.0		32,221.2	
Loss in Valorisation Investment Available for Sale		4,217.7		0.0	
Realised Loss in Investments Available for Sale		225.9		563.9	
Commissions		3,146.6		3,162.3	
Loss Derivatives Valorisation		56,023.6		196,930.3	
Changes		61,871.9		63,034.4	
Loss in Sale of Investments		11,966.6		11,239.7	
Loss in Valuation of Cash Operations		278.6		7,348.8	
DIRECT OPERATING RESULT			25,816.1		44,460.1
OTHER INCOME AND OPERATING EXPENSES - NET			32,348.2		46,281.8
OPERATING REVENUE			67,411.3		82,766.3
Dividends and Participations		64,909.4		71,876.5	
Other	(Note 26)	2,501.9		10,889.8	
OPERATING EXPENSES			35,063.1		36,484.5
Personnel Expenses		12,642.6		13,062.9	
Other	(Note 27)	22,420.5		23,421.6	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS			58,164.3		90,741.9
PROVISIONS			2,487.3		12,420.8
Investments	(Note 7)	2,244.3		11,413.1	
Accounts Receivable		53.4		155.7	
Property and Equipment		0.0		300.0	
Other	(Note 28)	189.6		552.0	
DEPRECIATIONS - OWN USE GOODS	(Note 12)		632.5		642.1
AMORTISATIONS			615.8		1,282.0
NET OPERATING RESULT			54,428.7		76,397.0
NON OPERATING REVENUE			52,534.4		35,681.7
Non Operating Revenue	(Notes 29)	52,534.4		35,681.7	
NON OPERATING EXPENSES			1,124.2		1,775.6
Non Operating Expenses	(Note 25)	1,124.2		1,775.6	
NON OPERATING NET RESULT			51,410.2		33,906.1
PROFIT BEFORE INCOME TAX			105,838.9		110,303.1
INCOME TAX AND COMPLEMENTARIES	(Note 30)		5,440.0		5,040.0
PROFIT OF THE PERIOD		$	100,398.9	$	105,263.1

See notes attached to the financial statements

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T. P. 40995-T

NELSON GERMAN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements herein contained and that the Financial Statements have been truly taken from accounting books.

Continúa....

CORPORACION FINANCIERA COLOMBIANA S.A.

	December 2007	June 2007
Cash Flows for Operating Activities:		
Net Profit of the Period	$ 100,398.9	$ 105,263.1
Adjustments to Conciliate Net Profit and Net Cash		
Provided in Operating Activities:		
Non Negotiable Investments Variable Income Provision	2,244.3	11,413.1
Accounts Receivable Provision	53.4	155.7
Goods Received in Payment Provision	73.3	413.4
Property and Equipment Provision	-	300.0
Other Assets Provision	113.3	138.6
Reibursement Investment Provision	(19,155.0)	(4,739.8)
Reimbursement Loan Portfolio Provision	(1.8)	(9,305.4)
Reimbursement Accounts Receivable Provision	(272.9)	(169.1)
Reimbursement Property and Equipent Provision	(300.0)	-
Accumulated Depreciation Withdrawal	(2,401.4)	(2,210.0)
Reimbursement Goods Received in Payment Provision	(17.3)	(72.5)
Reimbursement Other Assets Provision	(217.0)	(548.6)
Valuation of Investments, Net	(29,638.0)	(8,470.3)
Increase (Decrease) Non Realised Profit in Investments Available for Sale	244,726.4	(33,608.1)
Product of Sale of Goods Received in Payment	5,845.7	97,961.7
Profit in Sale of Goods Received in Payment, Net	(4,664.6)	(15,942.5)
Profit in Sale of Property and Equipment, Net	(997.2)	(4,368.8)
Depreciations	632.5	642.1
Amortisations	615.8	1,282.0
Checked Profit	297,038.4	138,134.6
Early Received Revenues and Deferred Charges	712.4	(15,992.8)
Severance Payment Provision	302.9	182.2
Decreased Estimated Liabilities and Provisions	(8,490.1)	(6,906.8)
Increase (Decrease) Other Liabilities	466.4	(103.9)
Increase (Decrease) Accounts Payable	15,875.2	(19,537.9)
Increase Accounts Receivable, Net	(19,481.5)	(13,833.9)
Decrease (Increase) in Oher Assets	37,069.6	(32,155.6)
(Withdrawals) Additions Goods Received in Payment	(0.1)	(77,873.2)
Severance Payment	(306.2)	(209.6)
Net Cash Provided (Used) in Operation Activities	323,187.0	(28,296.9)
Cash Flow of Investment Activities		
Investments Sale	(393,313.8)	(165,676.7)
Profit in Sale of Investments, Net	(12,789.4)	(5,193.1)
Decrease Loan Portfolio	91.3	47,296.9
Decrease Acceptances and Derivatives	27,850.4	6,610.4
Product of Sale of Investments	188,889.1	147,092.1
Product of the Sale of Property and Equipment	3,994.4	9,555.3
Dividends Received in Cash	744.0	712.5
Purchase of Property and Equipment	(444.8)	(352.4)
Net Cash (Used) Provided by Investments Activities	(184,978.8)	40,045.0
Cash Flow of Financing Activities:		
Increase (Decrease) Deposits and Current Liabilities	97,645.2	(134,499.6)
(Decrease) Increase Inter Bank Funds Purchased and Re-Purchase Agreements	(71,293.8)	61,956.1
(Decrease) Increase Bank Loans and Other Financial Obligations	(29,409.1)	26,773.8
Dividends Paid	(112,029.6)	(70,257.3)
Equity Tax Payment	-	(3,071.7)
Net Cash Used in Financing Activities	(115,087.3)	(119,098.7)
Increase (Decrease) Net in Cash and Cash Equivalents	23,120.9	(107,350.6)
Cash at the Beginning of the Period	232,360.0	339,710.6
Cash at the End of the Period	$ 255,480.9	$ 232,360.0

See notes attached the financial statements

PEDRO NEL OSPINA SANTAMARIA PRESIDENT (*)   MARTHA CECILIA CASTRO ORTIZ ACCOUNTING MANAGER (*) T.P. No. 40995-T   NELSON GERMAN SEGURA GARZÓN STATUTORY AUDITOR T.P. No. 24750-T Member of Deloitte & Touche Ltda. (See attached report)

(*)The undersigned Legal Representative and Accountant, certify that we have previously verified the statements contained hereunder and that these Financial Statements have been truly taken from the accounting books.

42   Continúa....

CORPORACION FINANCIERA COLOMBIANA S. A.
Change Status in the Stockholders' Equity
Periods that ended on December 31 and June 30, 2007
(Stated in Million Pesos)

	Social Capital	Legal Reserve	Fiscal provisions	At the disposition of the Assembly	Economic Promotion	Economic Capitals	Total	Non realized Profit In Investments	Valorizations	Revalorts. of the Equity	De-valorizations	Result of former periods	Profit of the Period	Stockholders' Equity
						Statutory and Occasional Reserves								
Balance as of December 31, 2005	154.0	460,145.6	127,269.5	69,672.4	0.0	4.4	196,975.1	46,329.6	333,039.6	3,071.7	(49,127.5)	0.0	556,277.9	1,550,261.4
Transfer of losses of the period to results of former periods												556,277.9	(556,277.9)	
Liberation reserve for future distributions constituted in September 2006				(69,672.4)			(69,672.4)					69,672.4		
Liberation Reserves on Investment Valuation (Non Taxable Promigas)			(19,946.4)				(19,946.4)					19,946.4		
Reserve on valuation of investments Decree 2336/95			273,309.4				273,309.4					(273,309.4)		
Reserve for future distributions				189,577.2			189,577.2					(189,577.2)		
Payment of Equity Tax Art. 292 E.T.										(3,071.7)				(3,071.7)
Dividend in cash of $454.62 per share en 144,209,142 ordinary shares and 9,788,092 shares with preferential dividend and with no right to vote) subscribed stock and paid as of December 31, 2006. The dividend shall be paid in six (6) monthly installments of $75.77 each.												(70,257.3)		(70,257.3)
Dividend in shares of nominal value $10.00, for a value of $746.77 per share, on the 144,209,142 ordinary shares and 9,788,092 preferential subscribed shares and paid as of December 31, 2006. The dividend shall be paid in shares at 1 ordinary share per each 13,497837550 ordinary shares and 1 share with preferential dividend for each 13,497837550 shares with preferential dividend, subscribed and paid as of December 31, 2006. Shares payment shall be made on April 30, 2007 to whom is a stockholder. With this purpose, a total of 11,409,050 new shares shall be issued 10,683,870 ordinary shares and 725,180 preferential shares.	113.6	114,639.0												(0.0)
Circulation of the period								(33,606.1)	(20,157.6)		(19,370.7)	(114,752.6)		(73,136.6)
Profit of the period													105,263.1	105,263.1
Balance as of June 30, 2007	1,655.0	574,784.6	380,632.5	189,577.2	0.0	4.4	570,242.3	14,720.7	312,891.8	(0.0)	(68,498.2)	0.0	105,263.1	1,511,548.9
Transfer of losses of the period to results of former periods												105,263.1	(105,263.1)	
Liberation of Reserves on Investment Valuation (Non Taxable)			(31,494.3)				(31,494.3)					31,494.3		
Liberation of Reserves on Investments Valuation (Taxable)			(158,082.8)				(158,082.8)					158,082.8		
Reserve for future distributions				162,810.6			162,810.6					(162,810.6)		
Dividend in cash of $677.4 per share en 154,884,8152 ordinary shares and 10,486,623 shares with preferential dividend and with no right to vote subscribed and paid as of June 30, 2007. The dividend shall be paid in six (6) monthly installments of $112.9 each.												(112,029.6)		(112,029.6)
Circulation of the period								244,726.4	17,970.6		31,103.8	(112,029.6)		293,800.8
Profit of the period													100,338.9	100,338.9
Balance as of December 31, 2007	1,655.0	574,784.6	161,075.4	372,387.8	0.0	4.4	543,476.4	259,447.1	330,862.4	(0.0)	(37,394.4)	0.0	100,338.9	1,793,219.0

See the notes attached to the financial statements.

PEDRO NEL OSPINA SANTAMARIA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER (*)
T.P. No. 40865-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See attached report)

(*)The undersigned Legal Representative and Accountant certify that we have previously the statements hereunder and that these Financial Statements have been duly taken from the accounting books.

Continúa....

4.3. READING OF THE REPORTS ABOUT THE DECEMBER 31st, 2007 BALANCE AND STATEMENT OF INCOME SUBMITTED BY THE STATUTORY AUDITOR.

Mr. Nelson German Garzon, CFC′s Statutory Auditor read the reports submitted by the Statutory Auditorship on CFC′s Consolidated Financial Statements and Statement of Income:

January 29, 2008.

"STATUTORY AUDITOR′S REPORT
To the Shareholders of CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the consolidated balance sheet of CORPORACION FINANCIERA COLOMBIANA S.A. and its affiliates as of December 31, 2007 and June 30, 2007, and the related consolidated statements of income, consolidated changes in stockholders′ equity and consolidated cash flows for the semesters ending on those dates. Such consolidated financial statements were prepared under the responsibility of the Company′s Management for which it followed the accounting principles generally accepted in Colombia and the instructions given by the Financial Superintendency of Colombia.

Corporacion Financiera Colombiana consolidated the accounts with its affiliates as of December 31, 2007 and June 30, 2007, as shown on Note 1 and the resulting effects are explained on the same Note. The financial statements of such affiliates were audited by other statutory auditors and external auditors who submitted me their respective reports. Therefore, my opinion about the figures of such affiliates included in the consolidated financial statements as of December 31, 2007 and June 30, 2007, is based only on the reports provided by such statutory auditors.

I obtained the necessary information in order to meet my duties and conducted my audits in accordance with generally accepted auditing standards in Colombia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, with respect to compliance with the criteria and procedures provided on External Circular Letter 100 of November 24, 1995, chapter X, as well as evaluating the overall financial statement presentation. I consider that the audits conducted provide a reasonable base to express my opinion.

In my opinion, the financial statements referred to above present fairly, the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31, 2007 and June 30, 2007, and the results of its operations, the changes in its stockholders′ equity and its cash flows for the semesters then ended, in conformity with accounting principles generally accepted in Colombia and instructions and practices dictated by the Financial Superintendency of Colombia.

The statutory auditor of Lloreda S.A. included a paragraph emphasizing an ongoing business, stating that a) the financial statements have been prepared under the presumption that the Company will continue operating as an ongoing business, b) the results of the Company up to this date are below the estimations of the financial projections that supported the financial restructuring agreement with creditors under Law 550 of 1999; however the Company has been complying with its commitments under the agreement, and this should be maintained in order to continue operating, and c) the financial statements do not include any necessary adjustment that may result from this uncertain condition.

(Firmado)
NELSON GERMÁN SEGURA GARZON
Statutory Auditor
Professional Card No.24750-T
Member of Deloitte & Touche Ltda.

February 21, 2008."



STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st 2007 and June 30th, 2007 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending. Those financial statements are the responsibility of the Corporation Management and were prepared based upon accounting instructions issued by the Colombian Superintendence of Finance (Superintendencia Financiera de Colombia). Among the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof.

I obtained the necessary information to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free from significant misstatements. The audit of financial statements includes an examination on a test basis, of the evidence that supports the amounts and disclosures of the financial statements. It also includes the assessing of the accounting practices used and the accounting significant estimates made by the Management, and the overall financial statements presentation. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st 2007 and June 30th, 2007, the result of its operations, the changes in its equity, and its cash flows for the semesters then ended, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

Based upon my capacity as statutory auditor and the scope of my examinations as of December 31st 2007 and June 30th, 2007, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administración de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, in accordance with the criteria and proceedings established under Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

Continúa....

As indicated in Note 3, in compliance with the provisions of 1111 of 2006, Corficolombiana imputed in the semester ending on June 30th, 2007 as equity tax $3.071 million against the Equity Revalorisation account and $7.078 million against expenses of the period.

NELSON GERMAN SEGURA GARZON
Statutory Auditor
Professional Card N° 24750-T
January 29, 2008

Continúa....

4.4. READING OF THE ANNEX CONTAINING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.

The President asked the Secretary to read the annex containing the information required by article 446 of the Commerce Code, paragraph 3.

Pursuant to provisions of Article 446, paragraph 3, of the Commerce Code, CFC's Board of Directors and President, advised the shareholders that during the period ending on June 30th, 2006, the following expenditures were made:

EXPENDITURES	In thousand Colombian pesos	
Directors' salaries	$ 1,565,935.04	
Directors' bonuses	$ 177,618.84	
Board of Directors fees	$ 97,600.00	
Independent Consultants fees	$ 6,668,316.62	
Travel expenses	$ 187,327.40	
Donations made by the Company	$ 110,246.19	
Publicity and advertisement	$ 734,229.28	
Public relations	$ 110,965.12	
Transportation	$ 125,322.15	
CFC's deposits abroad	83,173,529	US$
	$ 167,574,698.47	
Liabilities in foreign currency	1,295,345	US$
	$ 2,609,809.57	

SECTOR	BOOK VALUE
AGRO	103,953
CONCESSIONS	192,480
CONSUMER	22,529
POWER	215,610
FINANCIAL	227,365
GAS	772,691
HYDROCARBONS	43,471
HOTELS	117,285
INDUSTRIAL	36,993
REAL ESTATE	35,880
WOOD	56,181
MINING	44,647
TECHNOLOGY	3,534
Total	1,872,618

In million pesos

INVESTMENTS PER ECONOMIC SECTOR



CAPITAL	# Shares	Value Pesos
Authorized Capital	171,500,000	$ 1,715,000,000.00
Capital to be subscribed	6,118,262	$ 61,182,620.00
Subscribed and paid in capital	165,381,738	$ 1,653,817,380.00

In Colombian pesos

4.5 READING OF INFORMATION REQUIRED BY CIRCULAR LETTER No. 007 OF 1996 FROM THE BANK SUPERINTENDENCY

Pursuant to provisions of External Circular Letter No. 007 of 1996, issued by former Bank Superintendency (Currently Financial Superintendency) and considering the functions of the Audit Committee, the Secretary read the main activities carried out by this committee in the July – December 2007 period:

"BOARD OF DIRECTORS' REPORT ON THE AUDIT COMMITTEE'S ACTIVITIES

Bogotá D.C., January 23, 2008

Shareholders
Corporación Financiera Colombiana S.A.
Bogotá.

Pursuant to Circular Letter 052 of 1998 issued by the Colombian Financial Superintendency, the Board of Directors is submitting the report of activities carried out by the Audit Committee, for the second semester of 2007.

1. On its July 26th, 2006 meeting, the Board of Directors appointed the following members in the Audit Committee, as consigned on minute No. 1575:

   - Gerardo Silva Castro
   - Jorge Iván Villegas Montoya
   - Alvaro Jesús Velásquez Cock.

2. The Audit Committee, as a supportive body for the Board of Directors in implementing and supervising CFC's internal control, held a meeting on July 18 and December 5, 2007, where the following topics, among others, were analyzed, in order to assess CFC's internal control structure:

   a) Financial statements as of October 2007.
   b) Rated portfolio as of October 2007.
   c) The Committee supervised the appropriate implementation of the standards related to the Integral System for Asset Laundry Prevention, assuring that the necessary controls are in place in order to prevent CFC from being used as an instrument to carry out illegal activities.
   d) Supervised the Comptrollership's functions and activities in the following aspects:

      - Audit evaluation reports of the different areas, products and affiliates of the corporation.

- Follow-up carried out by audit based on the responses given by different managers of the evaluated areas.
- Planning-based follow-up and control statistics.

e) Review of the communications sent by the Bank Superintendency with the related responses and follow-up on improvements.

f) Reviewed of the reports submitted by the Statutory Auditor with the related responses and follow up on improvements.

g) Minutes of the ALCO Committee.

h) At the July 18 and December 5, 2007 Committee meetings, CFC's President submitted a report to the Audit Committee related to CFC's financial information disclosure and control System, stating that no internal control deficiencies have occurred that could have prevented CFC from registering, processing, summarizing and properly submitting the financial information, and that no fraud has occurred that may have affected CFC's financial information quality.

As a result the following can be observed:

- Structure, environment and control activities in agreement with CFC's objectives that provide appropriate safety for risk management assurance.
- Independent Internal Audit Activities with respect to the activities audited and their scope meets CFC's control needs.
- Follow-up on the reports issued by the different control bodies: Financial Superintendency, Statutory Audit, Internal Audit and Systems Audit.
- Reliability of the financial information, observance of the laws and applicable regulations.
- Necessary and sufficient controls are in place to prevent CFC from being used as an instrument to carry out illegal operations.
- Sufficient documentation on the Committee's activities, evaluations and recommendations.

Sincerely,

BOARD OF DIRECTORS"

4.6. CONSIDERATION BY THE ASSEMBLY MEETING OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31, 2007 AND THE RELATED STATEMENTS OF INCOME.

Before submitting the financial statements to the consideration of the Shareholders, the Secretary informed that through Official Letter No.2008006752-002-000 dated March 4, 2008, signed by Mr. Rodolfo Cifuentes Bustos, Financial Intermediaries Institutional Supervision Director, the Financial Superintendency considers that CFC's financial statements may be submitted to the consideration of the General Assembly Meeting of Common Shareholders and authorizes its publication.

The President of the Assembly Meeting, Mr. Ospina, asked the Shareholders whether they approved the Financial Statements submitted to their consideration. He reminded CFC´s managers and employees that pursuant to article 185 of the Commerce Code, they may not vote the end of period balances and accounts.

The following proposition was approved by the Assembly Meeting

PROPOSITION No. 2

The Shareholders General Assembly Meeting of Corporación Financiera Colombiana S.A.

RESOLVES:

To approve the Individual and Consolidated Balances as of December 31st, 2006 and their related Statement of Income, as well as the Management Report and the Statutory Auditor reports.

The previous proposition was approved by the favorable vote of all the attending shareholders.

5. PROFIT DISTRIBUTION

The president of the assembly requested the secretary to read the profit distribution project proposed by CFC´s management.

The Secretary read the following project:

CORPORACION FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2007

Profit before tax		$ 105.838.892.597.02
Less: tax provisions		$ 5.440.000.000.00
Profit after tax		$ 100.398.892.597.02
To release reserve for future distributions (Taxable) :		$ 182.810.660.192.88
Profit at the disposal of the Assembly :		**$ 283.209.552.789.90**
Reserve on investment valuation Dec 2336 /95	$ 8.431.953.725.00	
Reserve for future distributions	$ 161.777.586.689.89	
Dividend in shares of Col.Ps 257.27 per share over 154.884.915 common shares and Col.Ps. 257.27 per share over 10.496.823 subscribed and paid in preferred shares as of December 31, 2007.. This dividend shall be paid in shares, at 1 common share per 55.733796912 common shares and 1 non-voting preferred dividend share per 55.733796912 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2007. Shares shall be paid on April 3, 2008 to whoever holds the title of shareholder upon the time of making such payment according to the regulation in force. For this purpose, a total of 2.967.351 new shares shall be issued, 2.779.012 common shares and 188.339 preferred shares. The unit value of the shares to be submitted shall be the weighted average price of the common shares traded at the stock market from the 21st to 25th of January 2008, 14.338.51 [1] , of which Col.Ps 10 shall be accounted for in the capital account and Col.Ps 14.328.51 shall be accounted for on the legal reserve as a premium in the placement of shares.	$ 42.547.391.987.01	
Dividend in cash of $426 per share over 154.884.915 common shares and 10.496.823 non-voting preferred dividend subscribed and paid-in shares as of December 31, 2007. This dividend shall be paid in six monthly allotments within the first five days of each month, starting from April 1, 2008.	$ 70.452.620.388.00	
EQUAL AMOUNTS	**$ 283.209.552.789.90**	**$ 283.209.552.789.90**
(1) The average price per share is based on INFOVAL's report		
In case of any fraction of share upon paying the dividend, such fractions shall be paid in cash and charged to the reserve for future distributions. Any new share submitted as a result of this profit distribution shall not be liable to any payment of dividend in cash over the profits of the July-December 2007 period. The shareholders may elect for either payment in shares or in cash. Any shareholder electing for the dividend in cash (this is taxable income) and not in shares (non taxable income) , shall report it to the General Secretary of the Company no later than March 14, 2008. , until 5:00 p.m. with a written communication sent to Carrera 13 No. 26-45, General Secretary office of the company, fax 2863300 extension 8711. in Bogota or email to accionistascorficolombiana@corficolombiana.com		

The President asked the shareholders whether they approved the profit distribution project submitted. At this very moment, Mr. Eduardo Gutierrez Arias asked to be allowed to speak and said, that in view of the current political situation and the fall of the Stock Exchange, the possibilities of receiving the decreed dividend in cash; the President stated that such possibility was contemplated on the previously read project, where a deadline had been established for the shareholders to express their election on whether they preferred cash or shares.

At this time, Mr. Gonzalo Jiménez Bautista asked to be allowed to speak and proposed changing the project so that the shares could be submitted at the equity value, that is Ps. 10.842,91 the intrinsic value as of December 31, 20007, and not at the market value as stated in the management's proposal. The President said that usually any shares submitted by companies as dividends are submitted at their market value, and in addition, CFC's past experience in rating its shares at the equity value showed that the market punished the share value and therefore, they did not recover their value; that's why the revaluation of shares at market value.

After the debate about this subject, the President asked the shareholders whether they approved the distribution project with the change suggested by one member of rating the share at its equity value, that is Ps10.842,91 instead of the market value Ps.14.338,51; such proposal received the vote of 604 shares, accounting for 0.0005% of the represented shares. Next, the President asked the shareholders whether they approved the profit distribution project submitted by the company. The distribution project was approved by 129.939.34 shares, accounting for 99.9995% of the represented shares.

6. APPOINTMENT OF THE BOARD OF DIRECTORS FOR THE MARCH 2007 - MARCH 2008 PERIOD

The President requested the secretary to advise about the lists that had been recorded at CFC secretarty's office in order to make up CFC's board of directors for the 2008-2009 period, and encouraged the attendants to submit a response. He stated that pursuant to Law 964 of 2005 the only list submitted includes two lines with independent members required by the law.

The Secretary read the only list recorded:

PRINCIPALES	SUPLENTES
LUIS CARLOS SARMIENTO GUTIERREZ*	JOSÉ FERNANDO ISAZA DELGADO*
CARLOS ARCESIO PAZ BAUTISTA*	JORGE IVAN VILLEGAS MONTOYA*
ALEJANDRO FIGUEROA JARAMILLO*	JUAN MARIA ROBLEDO URIBE*
EFRAÍN OTERO ALVAREZ*	GERARDO SILVA CASTRO*
JOSÉ HERNAN RINCON GOMEZ*	ALVARO DE JESUS VELASQUEZ COOK*
GUILLERMO FERNANDEZ DE SOTO**	SANTIAGO MADRIÑAN DE LA TORRE**
RICARDO OBREGON TRUJILLO**	RODRIGO LLORENTE MARTINEZ**

*NOT INDEPENDENT
**INDEPENDENT

The President submitted to the consideration of the assembly the previous list, which was unanimously approved by the attendants.

7. APPOINTMENT OF THE FISCAL AUDITOR FOR THE 2007-2008 PERIOD

The President said to the attendants that CFC's management had requested two (2) offers for Fiscal Audit outsourcing services from the firms: (i) KPMG Ltda, and (ii) Deloitte Colombia Ltda. , and such documents are annexed to this minute.

An abstract of the offers was submitted and subsequently the Shareholders' General Assembly Meeting under unanimous decision approved the firm Deloitte Colombia Ltda. as CFC's Statutory Auditor for the March 2008 – March 2009 period, with an annual regular fee of Ps.179.000.000,00, plus the related IVA (Added Value Tax), that shall be paid on a monthly basis in 11 allotments of Ps. 14.916.670,00 and one allotment of Ps.14.916.630 plus the IVA.

Under the terms of the Legal Basic Circular Letter, the following detail is given:

The total number of estimated hours is 2,500, the time assigned to each Member and the Audit Manager includes their attendance to Board of Directors Meetings and Committees where the Statutory Auditor's attendance is required. Such time is 20 hours.

The people assigned to this project in what refers to the Audit activity include public accounts who shall be supported by experts in other fields, such as lawyers, computer engineers and economists, and shall also count on the support, if necessary, of other members of the Firm or worldwide experts.

All the expenses incurred by the Fiscal Audit to carry out its functions, and related to travel expenses, transportation, stationery, tools, mail, fax, phone and telex among others shall be born by CFC, and are estimated in Ps.3000.000,00 monthly.

CFC shall have available work stations in its main offices in Bogota, Medellín, Cali, Barranquilla and Bucaramanga, provided with the following elements:

- Work stations: one per city
- Small kitchen (*)
- Restrooms (*)
- Desks
- Computer
- Printer
- Telephone
- Calculator
- E-mail
- Fax (*)
- Photocopier (*) and other necessary tools to carry out their job.
(*) These items are shared with CFC's officials that work at each office.

CFC shall not provide any employee from his own payroll to work under the direction of the Statutory Auditor.

10. PROPOSITIONS AND MISCELLANEOUS

The President requested the secretary to advise whether any other proposal was presented by the attendants.

The Secretary advised that no other proposals were presented by the attendants, but CFC's management wishes to report the donations made by the company as of December 2007, to be ratified by the Assembly.

The Secretary reported that the donations consisted on money contributions to Corporacion Calidad for Ps. 9,000,000.00, El Cottolengo for Ps. 1,194,000, and Fundacion Banco Arquidiocesano de Alimentos for Ps. 52,192, totaling Ps.10,246,192. The Assembly unanimously ratified the donations made.

As there was no other topic brought about at this point and no other subject to be treated, the March 5 rneeting was adjourned at 4:45 p.m..

PEDRO NEL OSPINA SANTA MARÍA
President

FERNÁN BEJARANO ARÍAS
Secretary

MINUTE APPROVING COMMISSION

MARIO ALBERTO GONZALEZ CASTRO

MARCELA ROJAS PRIETO

END